SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 5, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

**Companhia Paranaense de Energia**

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR
ZIP 81200-240

# INTERIM FINANCIAL INFORMATION

**June / 2021**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# CONTENTS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# INTERIM FINANCIAL INFORMATION

## Statements of Financial Position

### as of June 30, 2021 and December 31, 2020

### All amounts expressed in thousands of Brazilian reais

| ASSETS | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 5 | 14,740 | 42,700 | 1,437,628 | 3,222,768 |
| Bonds and securities | 6 | 90 | 90 | 1,514 | 1,465 |
| Collaterals and escrow accounts | | - | - | 211 | 197 |
| Trade accounts receivable | 7 | - | - | 3,657,324 | 3,768,242 |
| Dividends receivable | | 725,867 | 1,290,114 | 80,666 | 67,066 |
| CRC transferred to the Paraná State Government | 8 | 318,737 | 287,789 | 318,737 | 287,789 |
| Sectorial financial assets | 9 | - | - | - | 173,465 |
| Accounts receivable - concessions | 10 | - | - | 6,631 | 4,515 |
| Contract assets | 11 | - | - | 125,462 | 285,682 |
| Other current receivables | 12 | 5,792 | 1,025 | 944,775 | 514,185 |
| Inventories | | - | - | 187,604 | 162,791 |
| Income tax and social contribution receivable | | 123,146 | 12,171 | 193,471 | 86,410 |
| Other current recoverable taxes | 13.2 | - | - | 1,612,685 | 1,565,323 |
| Prepaid expenses | 14 | 1,583 | 150 | 35,270 | 36,987 |
| Receivable from related parties | 15 | 6,013 | 40,298 | - | - |
| | | **1,195,968** | **1,674,337** | **8,601,978** | **10,176,885** |
| Assets held for sale | 41 | 768,893 | 758,742 | 1,551,119 | 1,230,546 |
| | | **1,964,861** | **2,433,079** | **10,153,097** | **11,407,431** |
| **NONCURRENT ASSETS** | | | | | |
| **Long Term Assets** | | | | | |
| Bonds and securities | 6 | - | - | 287,347 | 299,065 |
| Other temporary investments | | 19,387 | 22,385 | 19,387 | 22,385 |
| Collaterals and escrow accounts | 22.1 | - | - | 128,043 | 133,521 |
| Trade accounts receivable | 7 | - | - | 58,766 | 51,438 |
| CRC transferred to the Paraná State Government | 8 | 1,110,714 | 1,104,835 | 1,110,714 | 1,104,835 |
| Judicial deposits | 16 | 125,654 | 125,738 | 537,341 | 486,746 |
| Sectorial financial assets | 9 | - | - | 385,385 | 173,465 |
| Accounts receivable - concessions | 10 | - | - | 2,048,545 | 1,897,825 |
| Contract assets | 11 | - | - | 6,090,620 | 5,207,115 |
| Other noncurrent receivables | 12 | 7,443 | 7,443 | 1,313,374 | 845,460 |
| Income tax and social contribution receivable | | - | 117,682 | 49,085 | 137,778 |
| Deferred income tax and social contribution | 13.1 | 292,684 | 282,132 | 1,128,801 | 1,191,104 |
| Other noncurrent recoverable taxes | 13.2 | 74,052 | 88,331 | 4,596,851 | 4,539,498 |
| Prepaid expenses | 14 | - | - | 1,644 | 44 |
| Receivable from related parties | 15 | 134,685 | 140,337 | - | - |
| | | **1,764,619** | **1,888,883** | **17,755,903** | **16,090,279** |
| **Investments** | 17 | **19,339,465** | **18,807,102** | **2,848,708** | **2,729,517** |
| **Property, plant and equipment** | 18 | **2,879** | **2,725** | **9,407,486** | **9,495,460** |
| **Intangible assets** | 19 | **2,620** | **2,041** | **7,005,146** | **6,929,456** |
| **Right-of-use asset** | 28 | **3,504** | **962** | **206,293** | **132,521** |
| | | **21,113,087** | **20,701,713** | **37,223,536** | **35,377,233** |
| **TOTAL ASSETS** | | **23,077,948** | **23,134,792** | **47,376,633** | **46,784,664** |

Notes are an integral part of these interim financial reporting

# Statements of Financial Position

## as of June 30, 2021 and December 31, 2020 (continued)

## All amounts expressed in thousands of Brazilian reais

| LIABILITIES | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| **CURRENT LIABILITIES** | | | | | |
| Payroll, social charges and accruals | 20 | 21,507 | 16,759 | 772,528 | 684,046 |
| Accounts payable to related parties | 15 | 528 | 283,650 | - | - |
| Accounts payable to suppliers | 21 | 8,363 | 3,184 | 2,206,102 | 2,291,307 |
| Income tax and social contribution payable | | 10,987 | - | 734,263 | 681,831 |
| Other taxes due | 13.2 | 1,532 | 952 | 435,297 | 490,608 |
| Loans and financing | 22 | 240 | 512,086 | 202,775 | 717,677 |
| Debentures | 23 | 499,533 | 301,972 | 2,086,085 | 1,881,411 |
| Dividend payable | | 1,190,629 | 944,274 | 1,255,533 | 991,887 |
| Post-employment benefits | 24 | 222 | 226 | 66,697 | 69,231 |
| Sectorial charges payable | 25 | - | - | 102,451 | 33,712 |
| Research and development and Energy efficiency | 26 | - | - | 360,125 | 380,186 |
| Accounts payable related to concession | 27 | - | - | 102,416 | 88,951 |
| Sectorial financial liabilities | 9 | - | - | 285,196 | 188,709 |
| Lease liability | 28 | 359 | 279 | 46,581 | 41,193 |
| Other accounts payable | 29 | 593 | 567 | 409,217 | 235,400 |
| PIS and Cofins to be refunded to consumers | 13.2.1 | - | - | - | 121,838 |
| | | **1,734,493** | **2,063,949** | **9,065,266** | **8,897,987** |
| Liabilities associated with assets held for sale | 41 | - | - | 783,329 | 756,405 |
| | | **1,734,493** | **2,063,949** | **9,848,595** | **9,654,392** |
| **NONCURRENT LIABILITIES** | | | | | |
| Accounts payable to related parties | | 5,851 | 5,851 | - | - |
| Payroll, social charges and accruals | 21 | - | - | 129,256 | 145,145 |
| Deferred income tax and social contribution | 13.1 | - | - | 649,185 | 484,338 |
| Other taxes due | 13.2 | 3,061 | 2,978 | 604,595 | 622,483 |
| Loans and financing | 22 | 772,538 | 266,682 | 2,893,042 | 2,470,854 |
| Debentures | 23 | - | 499,317 | 4,423,183 | 4,876,070 |
| Post-employment benefits | 24 | 12,926 | 9,929 | 1,450,882 | 1,424,383 |
| Research and development and Energy efficiency | 26 | - | - | 289,258 | 284,825 |
| Accounts payable related to concession | 27 | - | - | 723,629 | 642,913 |
| Sectorial financial liabilities | 9 | - | - | 63,868 | - |
| Lease liability | 28 | 3,199 | 707 | 166,697 | 97,168 |
| Other accounts payable | 29 | 68,127 | 1,936 | 881,653 | 469,886 |
| PIS and Cofins to be refunded to consumers | 13.2.1 | - | - | 3,257,386 | 3,805,985 |
| Provisions for legal claims | 30 | 306,079 | 324,332 | 1,494,244 | 1,555,704 |
| | | **1,171,781** | **1,111,732** | **17,026,878** | **16,879,754** |
| **EQUITY** | | | | | |
| **Attributable to controlling shareholders** | | | | | |
| Capital | 31.1 | 10,800,000 | 10,800,000 | 10,800,000 | 10,800,000 |
| Equity valuation adjustments | 31.2 | 313,292 | 353,349 | 313,292 | 353,349 |
| Legal reserve | | 1,209,458 | 1,209,458 | 1,209,458 | 1,209,458 |
| Profit retention reserve | | 6,088,855 | 6,088,855 | 6,088,855 | 6,088,855 |
| Additional dividends proposed from the non-capitalized earning reserve | 31.4 | - | 1,507,449 | - | 1,507,449 |
| Accumulated profit | | 1,760,069 | - | 1,760,069 | - |
| | | **20,171,674** | **19,959,111** | **20,171,674** | **19,959,111** |
| **Attributable to non-controlling interests** | 17.2.2 | - | - | **329,486** | **291,407** |
| | | **20,171,674** | **19,959,111** | **20,501,160** | **20,250,518** |
| **TOTAL LIABILITIES & EQUITY** | | **23,077,948** | **23,134,792** | **47,376,633** | **46,784,664** |

**Notes are an integral part of these interim financial reporting**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# Statements of Income

## for the quarter ended June 30, 2021 and 2020

## All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 06.30.2021 | Restated 06.30.2020 | 06.30.2021 | Restated 06.30.2020 |
| **CONTINUING OPERATIONS** | | | | | |
| **NET OPERATING REVENUE** | 32 | - | - | **10,412,812** | **8,648,259** |
| **Operating costs** | 33 | - | - | **(7,704,928)** | **(5,772,683)** |
| **GROSS PROFIT** | | - | - | **2,707,884** | **2,875,576** |
| **Operational expenses / income** | | | | | |
| Selling expenses | 33 | - | - | (95,502) | (115,242) |
| General and administrative expenses | 33 | (39,116) | (41,246) | (393,497) | (361,945) |
| Other operational income (expenses) | 33 | (33,972) | (10,649) | (65,922) | (101,146) |
| Equity in earnings of investees | 17 | 1,542,602 | 2,081,603 | 152,805 | 27,377 |
| | | **1,469,514** | **2,029,708** | **(402,116)** | **(550,956)** |
| **PROFIT BEFORE FINANCIAL RESULTS AND TAXES** | | **1,469,514** | **2,029,708** | **2,305,768** | **2,324,620** |
| **Financial results** | 34 | | | | |
| Financial income | | 217,777 | 99,937 | 506,711 | 1,313,018 |
| Financial expenses | | (29,967) | (34,775) | (516,422) | (492,030) |
| | | **187,810** | **65,162** | **(9,711)** | **820,988** |
| **OPERATING PROFIT** | | **1,657,324** | **2,094,870** | **2,296,057** | **3,145,608** |
| **INCOME TAX AND SOCIAL CONTRIBUTION** | 13.3 | | | | |
| Current | | (10,987) | (10,892) | (351,616) | (1,000,235) |
| Deferred | | 9,638 | 3,746 | (228,205) | (67,519) |
| | | **(1,349)** | **(7,146)** | **(579,821)** | **(1,067,754)** |
| **NET INCOME FROM CONTINUING OPERATIONS** | | **1,655,975** | **2,087,724** | **1,716,236** | **2,077,854** |
| **DISCONTINUED OPERATIONS** | | | | | |
| Net income from discontinued operations | | 79,858 | 32,636 | 83,596 | 28,002 |
| **NET INCOME** | | **1,735,833** | **2,120,360** | **1,799,832** | **2,105,856** |
| Attributed to shareholders of the parent company arising from continuing operations | | - | - | 1,655,975 | 2,087,724 |
| Attributed to shareholders of the parent company due to discontinued operations | | - | - | 79,858 | 32,636 |
| Attributed to non-controlling shareholders resulting from continuing operations | 17.2.2 | - | - | 63,999 | (14,504) |
| **BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais** | 31.3 | | | | |
| Common shares | | 0.57498 | 0.72865 | | |
| Class "A" Preferred shares | | 0.63248 | 0.80152 | | |
| Class "B" Preferred shares | | 0.63248 | 0.80152 | | |
| **BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais** | 31.3 | | | | |
| Common shares | | 0.60271 | 0.74005 | | |
| Class "A" Preferred shares | | 0.66298 | 0.81405 | | |
| Class "B" Preferred shares | | 0.66298 | 0.81405 | | |

Notes are an integral part of these interim financial reporting

# Statements of Income - Changes in the Second Quarter

### for the quarters ended June 30, 2021 and 2020

### All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 |
| **NET OPERATING REVENUE** | 32 | - | - | **5,427,019** | **4,581,572** |
| **OPERATING COSTS** | 33 | - | - | **(3,981,751)** | **(2,822,194)** |
| **GROSS PROFIT** | | - | - | **1,445,268** | **1,759,378** |
| **Operational expenses / income** | | | | | |
| Selling expenses | 33 | - | - | (46,052) | (66,627) |
| General and administrative expenses | 33 | (22,168) | (21,965) | (195,507) | (194,075) |
| Other operational income (expenses) | 33 | (20,176) | (2,503) | (10,232) | (25,449) |
| Equity in earnings of investees | | 887,907 | 1,578,059 | 66,071 | 4,505 |
| | | **845,563** | **1,553,591** | **(185,720)** | **(281,646)** |
| **PROFIT BEFORE FINANCIAL RESULTS AND TAXES** | | **845,563** | **1,553,591** | **1,259,548** | **1,477,732** |
| **Financial results** | 34 | | | | |
| Financial income | | 93,482 | 54,098 | 238,382 | 1,103,948 |
| Financial expenses | | (17,953) | (14,488) | (228,961) | (198,107) |
| | | **75,529** | **39,610** | **9,421** | **905,841** |
| **OPERATING PROFIT** | | **921,092** | **1,593,201** | **1,268,969** | **2,383,573** |
| **INCOME TAX AND SOCIAL CONTRIBUTION** | 13.3 | | | | |
| Current | | (10,987) | (7,418) | (69,511) | (742,920) |
| Deferred | | (5,924) | (419) | (242,461) | (67,552) |
| | | **(16,911)** | **(7,837)** | **(311,972)** | **(810,472)** |
| **NET INCOME FROM CONTINUING OPERATIONS** | | **904,181** | **1,585,364** | **956,997** | **1,573,101** |
| **DISCONTINUED OPERATIONS** | | | | | |
| Net Income (Loss) from discontinued operations | | 45,807 | 22,726 | 47,661 | 21,839 |
| **NET INCOME** | | **949,988** | **1,608,090** | **1,004,658** | **1,594,940** |
| Attributed to shareholders of the parent company arising from continuing operations | | - | - | 904,181 | 1,585,364 |
| Attributed to shareholders of the parent company due to discontinued operations | | - | - | 45,807 | 22,726 |
| Attributed to non-controlling shareholders resulting from continuing operations | | - | - | 54,670 | (13,150) |
| **BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais** | 31.3 | | | | |
| Common shares | | 0.3139 | 0.5533 | - | - |
| Class "A" Preferred shares | | 0.3453 | 0.6087 | - | - |
| Class "B" Preferred shares | | 0.3453 | 0.6087 | - | - |

Notes are an integral part of this quarterly information

# Statements of Comprehensive Income

### for the quarters ended June 30, 2021 and 2020

### All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | | | | Restated |
| | | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **NET INCOME** | | 1,735,833 | 2,120,360 | 1,799,832 | 2,105,856 |
| Items that will never be reclassified to profit or loss | 31.2 | | | | |
| Gain (losses) on actuarial liabilities | | | | | |
| Post employment benefits | | (2,688) | - | - | - |
| Post employment benefits - equity | | (14,047) | - | - | - |
| Taxes on other comprehensive income | | 914 | - | (15,821) | - |
| **Total comprehensive income, net of taxes** | | (15,821) | - | (15,821) | - |
| **TOTAL COMPREHENSIVE INCOME** | | 1,720,012 | 2,120,360 | 1,784,011 | 2,105,856 |
| Attributable to controlling shareholders - continuing operations | | | | 1,640,154 | 2,087,724 |
| Attributable to controlling shareholders - discontinued operations | | | | 79,858 | 32,636 |
| Attributed to non-controlling shareholders - continuing operations | | | | 63,999 | (14,504) |

Notes are an integral part of these interim financial reporting

# Statements of Comprehensive Income - Changes in the Second Quarter

### for the quarters ended June 30, 2021 and 2020

### All amounts expressed in thousands of Brazilian reais

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | | | | Restated |
| | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
| **NET INCOME** | 949,988 | 1,608,090 | 1,004,658 | 1,594,940 |
| **Total comprehensive income, net of taxes** | (15,821) | - | (15,821) | - |
| **TOTAL COMPREHENSIVE INCOME** | 934,167 | 1,608,090 | 988,837 | 1,594,940 |
| Attributed to shareholders of the parent company arising from continuing operations | | | 888,360 | 1,585,364 |
| Attributed to shareholders of the parent company due to discontinued operations | | | 45,807 | 22,726 |
| Attributed to non-controlling shareholders resulting from continuing operations | | | 54,670 | (13,150) |

Notes are an integral part of these interim financial reporting

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# Statements of Changes in Equity

## for the quarters ended June 30, 2021 and 2020

## All amounts expressed in thousands of Brazilian reais

| | Note | Attributable to controlling shareholders | | | | | | | | Shareholders' equity | Attributable to non - controlling interests | Equity Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Capital | Equity valuation adjustments | | Profit reserves | | | Accumulated profit | | | | |
| | | | Deemed cost | Other comprehensive income | Legal reserve | Profit retention reserve | Additional dividends proposed from the non-capitalized earning reserve | | | | | |
| Balance as of January 1, 2021 | | 10,800,000 | 680,364 | (327,015) | 1,209,458 | 6,088,855 | 1,507,449 | - | | 19,959,111 | 291,407 | 20,250,518 |
| Net income | | - | - | - | - | - | - | 1,735,833 | | 1,735,833 | 63,999 | 1,799,832 |
| Other comprehensive income | | - | - | - | - | - | - | - | | - | - | - |
| Actuarial losses, net of taxes | 31.2 | - | - | (15,821) | - | - | - | - | | (15,821) | - | (15,821) |
| Total comprehensive income | | - | - | (15,821) | - | - | - | 1,735,833 | | 1,720,012 | 63,999 | 1,784,011 |
| Realization - deemed cost, net of taxes | 31.2 | - | (24,236) | - | - | - | - | 24,236 | | - | - | - |
| Dividends | 2.2 e 3 | - | - | - | - | - | (1,507,449) | - | | (1,507,449) | (25,920) | (1,533,369) |
| Balance as of June 30, 2021 | | 10,800,000 | 656,128 | (342,836) | 1,209,458 | 6,088,855 | - | 1,760,069 | | 20,171,674 | 329,486 | 20,501,160 |

Notes are an integral part of these interim financial reporting

| | | Attributable to controlling shareholders | | | | | | | | Shareholders' equity | Attributable to non - controlling interests | Equity Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Capital | Equity valuation adjustments | | Profit reserves | | | Accumulated profit | | | | |
| | | | Deemed cost | Other comprehensive income | Legal reserve | Profit retention reserve | Additional proposed dividends | | | | | |
| Balance as of January 1, 2020 | | 10,800,000 | 739,994 | (148,067) | 1,014,248 | 4,846,239 | - | - | | 17,252,414 | 345,798 | 17,598,212 |
| Net Income | | - | - | - | - | - | - | 2,120,360 | | 2,120,360 | (14,504) | 2,105,856 |
| Total comprehensive income | | - | - | - | - | - | - | 2,120,360 | | 2,120,360 | (14,504) | 2,105,856 |
| Realization - deemed cost, net of taxes | | - | (30,825) | - | - | - | - | 30,825 | | - | - | - |
| Deliberation of additional dividends proposed | | - | - | - | - | - | - | - | | - | (51,799) | (51,799) |
| Dividends | | - | - | - | - | - | - | - | | - | (2,510) | (2,510) |
| Balance as of June 30, 2020 | | 10,800,000 | 709,169 | (148,067) | 1,014,248 | 4,846,239 | - | 2,151,185 | | 19,372,774 | 276,985 | 19,649,759 |

Notes are an integral part of these interim financial reporting

# Statements of Cash Flows

## for the quarters ended June 30, 2021 and 2020

## All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | | Restated | | Restated |
| | | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **CASH FLOWS FROM OPERATIONAL ACTIVITIES** | | | | | |
| Net income from continuing operations | | 1,655,975 | 2,087,724 | 1,716,236 | 2,077,854 |
| Net income (loss) from discontinued operations | | 79,858 | 32,636 | 83,596 | 28,002 |
| **Net income** | | **1,735,833** | **2,120,360** | **1,799,832** | **2,105,856** |
| **Adjustments to reconcile net income for the period with cash generation from operating activities** | | | | | |
| Unrealized monetary and exchange variation and debt charges - net | | (197,140) | (23,881) | 226,126 | 282,439 |
| Interest - bonus from the grant of concession agreements under the quota system | 10.3 | - | - | (60,148) | (33,555) |
| Remuneration of transmission concession contracts | 11.3 | - | - | (538,061) | (291,548) |
| Recovery of PIS / Pasep and Cofins on ICMS | 13.2.1 | - | - | 31,563 | (1,838,853) |
| Income tax and social contribution | 13.3 | 10,987 | 10,892 | 351,616 | 1,000,235 |
| Deferred income tax and social contribution | 13.3 | (9,638) | (3,746) | 228,206 | 67,518 |
| Equity in earnings of investees | 17.1 | (1,542,602) | (2,104,329) | (152,805) | (27,377) |
| Appropriation of acturial calculation of post-employment benefits | 24.4 | 422 | 384 | 58,254 | 47,174 |
| Appropriation of pension and healthcare contributions | 24.4 | 2,487 | 1,956 | 58,159 | 59,850 |
| Recognition of research and development and energy efficiency programs | 26.2 | - | - | 83,364 | 65,666 |
| Recognition of fair value of assets related to concession compensation | 32 | - | - | (68,719) | (4,348) |
| Sectorial financial assets and liabilities result | 32 | - | - | (869,738) | (24,061) |
| Depreciation and amortization | 33 | 1,134 | 880 | 511,495 | 494,915 |
| Net operating estimated losses, provisions and reversals | 33.4 | 30,988 | 4,323 | (7,207) | 259,610 |
| Realization of added value in business combinations | | - | - | (361) | (180) |
| Fair value in energy purchase and sale operations | 32.1 | - | - | (19,413) | (34,734) |
| Derivatives fair value | | - | - | 7,411 | (21,066) |
| Loss on disposal of accounts receivable related to concession | 10.1 and 10.2 | - | - | 90 | 51 |
| Loss on disposal of contract assets | 11.1 | - | - | 1,985 | 2,231 |
| Loss on disposal of property, plant and equipment | | - | - | 1,394 | 3,681 |
| Loss on disposal of intangible assets | 19.1 | - | - | 12,414 | 14,406 |
| Result of write-offs of use rights of assets and liabilities of leases - net | 28.1 and 28.2 | (1) | - | (59) | 44 |
| | | **32,470** | **6,839** | **1,655,398** | **2,127,954** |
| **Decrease (increase) in assets** | | | | | |
| Trade accounts receivable | | - | - | 360,596 | 419,426 |
| Dividends and interest on own capital received | | 1,624,064 | 341,816 | 19,927 | 23,182 |
| CRC transferred to the Government of the State of Paraná | 8.1 | 184,640 | 150,012 | 184,640 | 150,012 |
| Judicial deposits | | 1,075 | 225 | (46,475) | 4,734 |
| Sectorial financial assets | 9.2 | - | - | 291,232 | 45,512 |
| Other receivables | | (4,767) | (129) | (271,467) | (18,143) |
| Inventories | | - | - | (31,728) | (20,470) |
| Income tax and social contribution recoverable | | 6,707 | (232) | (18,368) | (28,572) |
| Other current taxes recoverable | | 15,033 | (482) | (141,225) | 45,920 |
| Prepaid expenses | | (1,433) | (355) | 117 | 8,860 |
| Related parties | | 6,365 | (38,661) | - | - |
| | | **1,831,684** | **452,194** | **347,249** | **630,461** |
| **Increase (decrease) in liabilities** | | | | | |
| Payroll, social charges and accruals | | 4,748 | 3,462 | 88,482 | 44,981 |
| Related parties | | (305) | (148) | - | - |
| Trade accounts payable to suppliers | | 5,179 | 6,672 | (236,575) | (305,783) |
| Other taxes | | (13,429) | 130 | (47,491) | 177,856 |
| Post-employment benefits | 24.4 | (2,604) | (2,288) | (92,448) | (93,655) |
| Sectorial charges due | | - | - | 68,739 | (15,838) |
| Research and development and energy efficiency | 26.2 | - | - | (104,339) | (54,998) |
| Payable related to the concession | 27.1 | - | - | (43,353) | (36,830) |
| Other accounts payable | | (183) | 437 | (29,196) | (18,207) |
| Provisions for legal claims | | (27,386) | - | (110,124) | (80,670) |
| | | **(33,980)** | **8,265** | **(506,305)** | **(383,144)** |
| **CASH GENERATED FROM OPERATING ACTIVITIES** | | **1,830,174** | **467,298** | **1,496,342** | **2,375,271** |
| Income tax and social contribution paid | | - | (6,462) | (299,184) | (281,194) |
| Loans and financing - interest due and paid | 22.4 | (16,126) | (18,401) | (85,457) | (96,677) |
| Debentures - interest due and paid | | (9,806) | (28,941) | (121,881) | (234,060) |
| Charges on loans obtained from related parties paid | | (10,055) | - | - | - |
| Charges for lease liabilities paid | | (88) | (12) | (2,290) | (4,074) |
| **NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS** | | **1,794,099** | **413,482** | **987,530** | **1,759,266** |
| NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS | 41 | (79,858) | (9,910) | 20,770 | 84,167 |
| **NET CASH GENERATED FROM OPERATING ACTIVITIES** | | **1,714,241** | **403,572** | **1,008,300** | **1,843,433** |

(continued)

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# Statements of Cash Flows

## for the quarters ended June 30, 2021 and 2020 (continuation)

## All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | | Restated | | Restated |
| | | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Financial investments | | 2,998 | 2,988 | 20,131 | (45,373) |
| Loans and financing granted to related parties | | - | (25,000) | - | - |
| Receipt of loans and financing granted to related parties | | 33,899 | - | - | - |
| Additions to contract assets | | - | - | (701,521) | (473,534) |
| Additions in investments | 17.1 | (3,870) | (5,835) | (100) | (52,710) |
| Capital reduction of investees | 17.1 | 53,000 | 228 | - | 228 |
| Additions to property, plant and equipment | | (379) | (87) | (64,585) | (137,221) |
| Additions to intangible assets | | (748) | (48) | (3,635) | (4,011) |
| **NET CASH GENERATED (USED) BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS** | | **84,900** | **(27,754)** | **(749,710)** | **(712,621)** |
| NET CASH USED BY INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS | 41 | - | - | (47,338) | (39,114) |
| **NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES** | | **84,900** | **(27,754)** | **(797,048)** | **(751,735)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Issue ol lons with related parties | | - | 280,000 | - | - |
| Payments of principal - loans and financing | 22.4 | - | (38,500) | (101,965) | (144,528) |
| Payments of principal - debentures | 23.2 | (300,000) | (300,000) | (335,877) | (668,096) |
| Payments of lons obtained from related parties | | (280,000) | - | - | - |
| Payments of principal of lease liabilities | | (149) | (77) | (25,349) | (16,914) |
| Dividends and interest on own capital paid | | (1,246,952) | (292,746) | (1,255,581) | (297,105) |
| **NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS** | | **(1,827,101)** | **(351,323)** | **(1,718,772)** | **(1,126,643)** |
| NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS | 41 | - | - | (1,608) | (4,775) |
| **NET CASH USED FROM FINANCING ACTIVITIES** | | **(1,827,101)** | **(351,323)** | **(1,720,380)** | **(1,131,418)** |
| **TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS** | | **(27,960)** | **24,495** | **(1,509,128)** | **(39,720)** |
| Cash and cash equivalents at the beginning of the period | 5 | 42,700 | 25,304 | 3,222,768 | 2,941,727 |
| Cash and cash equivalents at the end of the period from continuing operations | 5 | 14,740 | 49,799 | 1,437,628 | 3,132,079 |
| Change in cash and cash equivalents from discontinued operations | | - | - | 276,012 | (230,072) |
| **CHANGE IN CASH AND CASH EQUIVALENTS** | | **(27,960)** | **24,495** | **(1,509,128)** | **(39,720)** |

The notes are an integral part of this interim financial information

# Statements of Added Value

## for the quarter ended June 30, 2021 and 2020

## All amounts expressed in thousands of Brazilian reais

| ADDED VALUE TO DISTRIBUTE | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | | Restated | | Restated |
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **Income** | | | | |
| Sale of energy, services and other income | - | - | 13,211,408 | 11,176,210 |
| Construction income | - | - | 1,005,406 | 611,094 |
| Fair value of indemnifiable concession assets | - | - | 68,719 | 4,348 |
| Sectorial financial assets and liabilities result | - | - | 869,738 | 24,061 |
| Other income | - | 649 | 24,457 | 1,252 |
| Expected credit losses | - | - | (81,344) | (96,409) |
| | - | **649** | **15,098,384** | **11,720,556** |
| **( - ) Supplies acquired from third parties** | | | | |
| Energy purchased for resale | - | - | 4,054,810 | 3,245,979 |
| Charges for use of the main transmission grid ( - ) ESS and ER | - | - | 927,002 | 684,517 |
| Materials, supplies and third parties services | 13,743 | 18,749 | 1,037,845 | 455,096 |
| Natural gas and supplies for gas operations | - | - | 279,116 | 231,778 |
| Construction costs | - | - | 922,480 | 535,371 |
| Loss / Recovery of assets | 38 | 5 | 32,745 | 24,890 |
| Impairment | - | - | (126,206) | 102,533 |
| Other supplies | 44,861 | 16,566 | 101,351 | 137,578 |
| | **58,642** | **35,320** | **7,229,143** | **5,417,742** |
| **( = ) GROSS ADDED VALUE** | **(58,642)** | **(34,671)** | **7,869,241** | **6,302,814** |
| **( - ) Depreciation and amortization** | **1,134** | **880** | **511,491** | **494,914** |
| **( = ) NET ADDED VALUE** | **(59,776)** | **(35,551)** | **7,357,750** | **5,807,900** |
| Equity in earnings of investees | 1,542,602 | 2,081,603 | 152,805 | 27,377 |
| Financial income | 217,777 | 99,937 | 506,711 | 1,313,018 |
| Other Income | 615 | 1 | 108,400 | 82,171 |
| | **1,760,994** | **2,181,541** | **767,916** | **1,422,566** |
| **Added value from discontinued operations** | **79,858** | **32,636** | **224,138** | **147,910** |
| | **1,781,076** | **2,178,626** | **8,349,804** | **7,378,376** |

(continued)

# Statements of Added Value

**for the quarter ended June 30, 2021 and 2020 (continuation)**
**All amounts expressed in thousands of Brazilian reais**

| DISTRIBUTION OF ADDED VALUE | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Restated | | | | Restated | |
| | 06.30.2021 | % | 06.30.2020 | % | 06.30.2021 | % | 06.30.2020 | % |
| **Personnel** | | | | | | | | |
| Salaries and management fees | 5,114 | | 6,164 | | 403,654 | | 393,689 | |
| Private pension and health plans | 1,402 | | 1,146 | | 122,995 | | 114,128 | |
| Meal and education allowance | 788 | | 711 | | 50,829 | | 54,014 | |
| Social security charges - FGTS | 279 | | 160 | | 25,673 | | 25,985 | |
| Provisions for profit sharing | 5,006 | | 2,844 | | 144,345 | | 121,727 | |
| | **12,589** | **0.7** | **11,025** | **0.5** | **747,496** | **9.0** | **709,543** | **9.6** |
| **Government** | | | | | | | | |
| Federal | | | | | | | | |
| Tax | 4,701 | | 8,124 | | 1,188,219 | | 898,031 | |
| Sectorial charges | - | | - | | 1,723,007 | | 912,792 | |
| State | 27 | | 24 | | 2,221,843 | | 2,132,326 | |
| Municipal | 2 | | 6 | | 8,563 | | 3,235 | |
| | **4,730** | **0.3** | **8,154** | **0.4** | **5,141,632** | **61.6** | **3,946,384** | **53.5** |
| **Third Parties** | | | | | | | | |
| Interest | 27,795 | | 34,699 | | 512,874 | | 484,387 | |
| Leasing and rent | 129 | | 127 | | 5,832 | | 6,824 | |
| Donations, subsidies and contributions | - | | 4,261 | | 1,596 | | 5,474 | |
| | **27,924** | **1.6** | **39,087** | **1.8** | **520,302** | **6.2** | **496,685** | **6.7** |
| **Shareholders** | | | | | | | | |
| Retained profits | 1,655,975 | | 2,087,724 | | 1,652,237 | | 2,092,358 | |
| Non controlling interests | - | | - | | 63,999 | | (14,504) | |
| | **1,655,975** | **93.0** | **2,087,724** | **95.8** | **1,716,236** | **20.6** | **2,077,854** | **28.3** |
| **Distributed added value from discontinued operations** | **79,858** | **4.4** | **32,636** | **1.5** | **224,138** | **2.6** | **147,910** | **1.9** |
| | **1,781,076** | **100.0** | **2,178,626** | **100.0** | **8,349,804** | **100.0** | **7,378,376** | **100.0** |

Notes are an integral part of these interim financial reporting

**NOTES TO THE INTERIM FINANCIAL INFORMATION**

**As of June 30, 2021**

**All amounts expressed in thousands of Brazilian reais**

# 1. Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas. On March 03, 2021 the divestment is telecommunications participation was concluded.

**a) Coronavirus pandemic (Covid-19) and its impacts**

Coronavirus is a family of viruses discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions. On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, World Health Organization - WHO attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal state and municipal governments have implemented several measures of action with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a way to slow the spread of the disease, as well as expanding vaccination for the general population. After an aggravation cycle of the pandemic that lasted until mid-June 2021, there was a reduction in social isolation and increase in economic activity from this period.

As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company, The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas and telecommunications, so that they can remain connected and take advantage of Company services in this moment of pandemic and social distancing.

**Effects from coronavirus (Covid-19) on the interim financial information**

Copel has been monitoring energy load projections and from the second quarter of 2021, despite the intensity of the second wave of the pandemic, there was a resumption of most sectors of the economy, evidence of signs of recovery accumulated in the first semester of 2021, the load in the National Interconnected System - SIN already presents an increase of 7.6% when compared to the same period of the previous year.

With regard to the implementation schedule of energy generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn, Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company's construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well keep a communication with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing these interim financial information, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

**a.1) Expected credit losses**

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

Despite the worsening of the pandemic in 2021, in relation to the captive energy distribution market, Copel, after the end of the restrictions imposed by Aneel, resumed the collection actions with defaulting consumers and created special conditions for debt payment in installments, providing conditions to consumers affected by the restrictions of social distancing in remaining compliant with the Company.

On March 26, 2021, Aneel Resolution No. 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other consumer groups, with no relevant impact for Copel, given that these consumers are already covered by the State Law No. 20.187/2020 which also deals with the prohibition of power supply cuts.

In the area of energy contracts entered into on the free market, to reduce the impact on collection and avoid future legal disputes, Copel renegotiated with its customers with difficulties in complying with contracts, proposing installment payments and postponing the maturity of invoices.

Both the Company's accounts receivable position as well as the estimates of expected credit losses recorded on June 30, 2021 reflect, in a timely manner, the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and stricter restrictions on social distancing are implemented as an attempt to reduce the level of transmission among the population.

**a.2) Impairment of non-financial assets - impairment**

The assumptions of the Company's relevant non-financial assets were assessed individually and Management concluded that it is necessary to adjust the impairment value for some assets, as shown in Note 18.4.

The most significant adjustment occurred at the UEG Araucária thermoelectric plant, with the reversal of the entire impairment constituted in previous periods, considering that the estimates of its cash flows are affected by the increase in energy demand in the country, because of the associated unfavorable hydrological conditions in the period with the operational policy of the National Operator of the Electricity System - ONS to guarantee energy supply, which makes the plant's dispatch assumptions take place in a longer period than previous projections.

In relation to the projections for hydroelectric and wind projects, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium term, there was impact on the prices negotiated in the free market on the portion of non-contracted energy, but with no significant impact for the Company. Finally, in the long term, the main assumptions used to calculate the impairment (future energy prices and Generation Scaling Factor - GSF levels) did not change significantly, accordingly evidencing the recoverability of assets.

**a.3) Recovery of deferred tax assets**

The Company has a balance of R$1,128,801 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at June 30, 2021. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

**a.4) Fair value of future energy purchase and sale operations**

The effects of pandemic on the mark-to-market of electric power purchase and sale agreements occurred mainly in the variation of short-term future prices due to less favorable hydrology and load increased. In the long-term, future electric power prices did not change significantly. Therefore, currently, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

**a.5) Fair value of other assets and liabilities**

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

**a.6) Post-employment benefits**

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Although to the economic instability in this pandemic period, the fair value of the plan assets didn't fall at June 30, 2021 in relation to the fair value at December 31, 2020. Therefore, the benefit plans did not generate additional obligations due to the existence of a surplus in the pension plan and due to the fact that the actuarial liability of the assistance plan is recognized in a sufficient amount, in view of the current assessment.

**a.7) Liquidity**

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

At June 30, 2021, the Company's consolidated net working capital totals R$1,304,502 (R$1,753,039, at December 31, 2020) with a balance of cash and cash equivalents of R$1,437,628, compared to the balance of R$3,222,768 at December 31, 2020.

The Company has been monitoring its financial liquidity, considering raising funds and implementing cost reduction actions, with the objective of guaranteeing compliance with financial obligations in due time.

**a.8) Other assets**

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year.

In view of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the interim financial information at June 30, 2021, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

**b) Renegotiation of the Hydrological Risk (Generation Scaling Factor-GSF)**

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Said compensation will be occur upon the extension of the grant, limited to seven years, and calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) abandon any lawsuits whose purpose is the exemption or mitigation of hydrological risks

related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk.

In the renegotiation of the hydrological risk, Management will exercise its judgment in the development and application of the accounting policy, as provided for in CPC 23 / IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of CPC 04 / IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred CPC 04 / IAS 38, the asset to be constituted, in case of renegotiation of the non-hydrological risk, will be recognized at fair value, considering the best estimate of the Company, based on the parameters determined by Aneel's regulation, considering the expected future flows in this new concession period, as well as the compensation values calculated by the Electric Energy Trading Chamber (CCEE). The amount will be transformed by Aneel in extending the term of concession.

The compensation to hydroelectric generators, which will occur through the extension of the concession period for concessions of generation, will be recognized, in case of renegotiation, as intangible asset in exchange for the compensation of electricity costs.

On March 2, 2021, CCEE released the calculations of the renegotiation of the hydrological risk and the results, which totaled R$1,366,343 for the 15 eligible plants of the Company, to be sent to Aneel and submitted for approval analysis. As of the date of publication of these interim financial information, the Company has not yet adhered to the renegotiation of the hydrological risk, as the Management, despite the partial approval by Aneel Homologatory Resolution No. 2,919/2021, awaits the approval by Aneel of the approximately 510 days of average extension of the concession of all its plants, including the amendments brought by Law No. 14,182/2021 and Aneel Normative Resolution No. 930 of March 30, 2021, to assess the possible adherence to the terms of the renegotiation, and waiver of future questioning or lawsuits in relation to the hydrological risks at issue.

### 1.1 Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

### 1.1.1 Subsidiaries

| Subsidiaries | Headquarters | Main activity | Interest | |
|---|---|---|---|---|
| | | | % | Investor |
| Copel Geração e Transmissão S.A. (Copel GeT) | Curitiba/PR | Production and transmission of electricity | 100.0 | Copel |
| Copel Distribuição S.A. (Copel DIS) | Curitiba/PR | Distribution and marketing of electricity | 100.0 | Copel |
| Copel Telecomunicações S.A. (Copel TEL) (NE nº 41) | Curitiba/PR | Telecommunication and communication | 100.0 | Copel |
| Copel Serviços S.A. (Copel SER) | Curitiba/PR | Production of electricity | 100.0 | Copel |
| Copel Comercialização S.A. (Copel COM) | Curitiba/PR | Commercialization of electricity | 100.0 | Copel |
| Companhia Paranaense de Gás - Compagás | Curitiba/PR | Distribution of pipeline gas | 51.0 | Copel |
| Elejor - Centrais Elétricas do Rio Jordão S.A. | Curitiba/PR | Production of electricity | 70.0 | Copel |
| UEG Araucária S.A. (UEGA) | Curitiba/PR | Production of electricity from natural gas | 20.3 | Copel |
| | | | 60.9 | Copel GeT |
| São Bento Energia, Investimentos e Participações S.A. (São Bento) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Nova Asa Branca I Energias Renováveis S.A. | S. Miguel do Gostoso/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Asa Branca II Energias Renováveis S.A. | Parazinho/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Asa Branca III Energias Renováveis S.A. | Parazinho/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Eurus IV Energias Renováveis S.A. | Touros/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Santa Maria Energias Renováveis S.A. | Maracanaú/CE | Production of electricity from wind sources | 100.0 | Copel GeT |
| Santa Helena Energias Renováveis S.A. | Maracanaú/CE | Production of electricity from wind sources | 100.0 | Copel GeT |
| Ventos de Santo Uriel S.A. | João Câmara/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Cutia Empreendimentos Eólicos S.A. (Cutia) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Costa Oeste Transmissora de Energia S.A. | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Marumbi Transmissora de Energia S.A. | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Uirapuru Transmissora de Energia S.A | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Bela Vista Geração de Energia S.A. (a) | Curitiba/PR | Production of electricity | 100.0 | Copel GeT |
| F.D.A. Geração de Energia Elétrica S.A. (FDA) | Curitiba/PR | Production of electricity | 100.0 | Copel GeT |
| Jandaíra I Energias Renováveis S.A. (a) (b) | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra II Energias Renováveis S.A. (a) (b) | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra III Energias Renováveis S.A. (a) (b) | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra IV Energias Renováveis S.A. (a) (b) | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| GE Olho D'Água S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE Boa Vista S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE Farol S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE São Bento do Norte S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| Central Geradora Eólica São Bento do Norte I S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Bento do Norte II S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Bento do Norte III S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel I S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel II S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel III S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Guajiru S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Jangada S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Potiguar S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Cutia S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Maria Helena S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Esperança do Nordeste S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |

(a) Pre-operating stage.
(b) SPEs established with a 99.99% interest in Copel GeT and 0.1% in Cutia. The transfer of all shares to Copel GeT is in progress.

**Acquisition of the Vilas Wind Farm**

According to Material Fact 10/2021 disclosed on Mai 17, 2021, Copel GeT signed a contract for the acquisition of 100% of the Vilas Wind Farm as part of the Company's strategy for sustainable growth in renewable energy. The project comprises 5 wind farms with 186.7 MW of installed capacity, currently owned by Voltalia Energia do Brasil S/A, located in the municipality of Serra do Mel - RN. The total value of the transaction is R$ 1,059,000, with closing date scheduled for November 30, 2021, subject to the approval of the Administrative Council for Economic Defense - CADE and of creditors and other usual precedent conditions for this type of operation, including the beginning of the commercial operation of all parks.

### 1.1.2 Joint Ventures

| Joint ventures | Headquarters | Main activity | Interest | |
|---|---|---|---|---|
| | | | % | Investor |
| Voltalia São Miguel do Gostoso I Participações S.A. | São Paulo/SP | Interests in companies | 49.0 | Copel |
| Solar Paraná GD Participções S.A. | Curitiba/PR | Interests in companies | 49.0 | Copel |
| Paraná Gás Exploração e Produção S.A. (a) | Curitiba/PR | Exploration of oil and natural gas | 30.0 | Copel |
| Caiuá Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Integração Maranhense Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Matrinchã Transmissora de Energia (TP NORTE) S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Guaraciaba Transmissora de Energia (TP SUL) S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Paranaíba Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 24.5 | Copel GeT |
| Mata de Santa Genebra Transmissão S.A. | Jundiaí/SP | Transmission of electricity | 50.1 | Copel GeT |
| Cantareira Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |

(a) Project with activities paralyzed. There is no investment balance registered for this joint venture.

### 1.1.3 Associates

| Associated companies | Headquarters | Main activity | Interest | |
|---|---|---|---|---|
| | | | % | Investor |
| Dona Francisca Energética S.A. | Agudo/RS | Production of electricity | 23.0303 | Copel |
| Foz do Chopim Energética Ltda. | Curitiba/PR | Production of electricity | 35.77 | Copel GeT |
| Carbocampel S.A. | Figueira/PR | Coal exploration | 49.0 | Copel |

### 1.1.4 Joint operations (consortiums)

| Joint operations - Consortiums | Consortium members | Interest (%) |
|---|---|---|
| Consórcio Energético Cruzeiro do Sul (Note 18.3) | Copel GeT | 51.0 |
| | Eletrosul Centrais Elétricas S.A. | 49.0 |
| Consórcio Empreendedor Baixo Iguaçu (Note 18.3) | Copel GeT | 30.0 |
| | Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%) | 70.0 |
| Consórcio Copel Energia a Gás Natural (a) | Copel | 49.0 |
| | Shell Brasil Petróleo Ltda. | 51.0 |
| Consórcio Paraná IP (b) | Copel | 49.0 |
| | Consórcio BRC | 51.0 |

#### a) Consórcio Copel Energia a Gás Natural

With the intention of structuring a strategic natural gas plan for the State of Paraná, aiming to develop viable solutions in the area of natural gas to serve the thermoelectric and non-thermoelectric markets of Paraná, in July 2020 the Consórcio Copel Energia a Gás Natural was founded, which aims to develop technical, economic-financial and socio-environmental feasibility studies for the project, in addition to preparing basic projects and obtaining a prior environmental license for the projects.

#### b) Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP was created, with the objective of participating in studies and tenders aimed at obtaining municipal concessions and establishing Public-Private Partnerships with municipalities or consortia of municipalities interested in the modernization of their public lighting systems and in the development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently. The consortium's termination process was completed on Mai 25, 2021 with registration with the Paraná Commercial Registry.

# 2. Concessions and Authorizations

## 2.1 Concession contracts or authorizations obtained by Copel

| Concession agreement / authorization of the equity | | Interest % | Maturity |
|---|---|---|---|
| Copel DIS | Contract 046/1999, extended by 5th addendum to the contract | 100 | 07.07.2045 |
| Copel TEL (Note 41) | Authorization term 54/2003 - Anatel/SVP/PVST | 100 | Indeterminate |
| | Authorization term 305/2012 - Anatel/SVP/PVST | 100 | Indeterminate |
| Elejor | Contract 125/2001 - HPP Fundão and Santa Clara | 70 | 05.28.2037 |
| | Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002 | 70 | 12.19.2032 |
| Dona Francisca Energética | Contract 188/1998 - HPP Dona Francisca | 23 | 08.28.2033 |
| UEG Araucária | Authorization 351/1999 - TPP Araucária (60.9% Copel GET) | 20.3 | 12.23.2029 |
| Compagás (2.1.1) | Concession gas distribution contract | 51 | 01.20.2019 |
| Paraná Gás | PART-T-300_R12 4861-.0000.99/2014-00 - ANP | 30 | 05.15.2045 |
| Usina de Energia Eólica São João S.A. (a) | MME Ordinance 173 /2012 - WPP São João | 49 | 03.26.2047 |
| Usina de Energia Eólica Carnaúba S.A. (a) | MME Ordinance 204 /2012 - WPP Carnaúbas | 49 | 04.09.2047 |
| Usina de Energia Eólica Reduto S.A. (a) | MME Ordinance 230 /2012 - WPP Reduto | 49 | 04.16.2047 |
| Usina de Energia Eólica Santo Cristo S.A. (a) | MME Ordinance 233/2012 - WPP Santo Cristo | 49 | 04.18.2047 |

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

### 2.1.1 Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the date of July 6, 2024 as the concession's expiration date.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagás filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagás recognizing the validity of the maturity clause provided for in the contract.

In view of the above, however, there was no consensus between Copel's and Compagás' understanding of which document should be used for accounting recognition, so that Copel considered the Supplementary Law as a document for accounting purposes while the Compagás maintained its accounting records considering the expiration date provided for in the concession contract.

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, which determined the expiration of the concession for the exploitation of gas services channeled by Compagás on January 20, 2019. Therefore, Copel reassessed the balances of Compagás' financial assets and intangible assets within its consolidated balance sheet, so that, as of December 2020, the balance of the financial assets, to be received for the indemnity provided for in the concession contract, is the same balance recorded in the balance sheet of its investee and the difference generated by the practice adjustment made since December 2017, recorded in intangible assets, will be amortized until the end of the concession. The impacts recorded are as follows:

| 06.30.2021 | Compagás balances | Adjustments | Copel balances |
| --- | --- | --- | --- |
| **STATEMENTS OF FINANCIAL POSITION** | | | |
| **Noncurrent assets** | | | |
| Intangible assets | 95,176 | 18,845 | 114,021 |
| **STATEMENTS OF INCOME** | | | |
| **Operating Costs** | | | |
| Amortization | (14,857) | (4,150) | (19,007) |

## 2.2 Concession contracts or authorizations obtained by Copel Get and its investees

| Copel GeT | | Interest % | Maturity |
|---|---|---|---|
| **ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP** | | | |
| **Generation Concession 001/2007** - HPP Gov. Jayme Canet Júnior (Mauá) | | 51 | 07.02.2042 |
| **Generation concession 001/2011** - HPP Colíder | | 100 | 01.17.2046 |
| **Ordinance 133/2011** - SHP Cavernoso II | | 100 | 02.28.2046 |
| **Generation Concession 002/2012** - HPP Baixo Iguaçu | | 30 | 10.30.2049 |
| **Generation Concession 007/2013** | | | |
| HPP Apucaraninha | | 100 | 10.12.2025 |
| HPP Chaminé | | 100 | 08.16.2026 |
| HPP Derivação do Rio Jordão | | 100 | 11.15.2029 |
| HPP Cavernoso | | 100 | 01.07.2031 |
| **PUBLIC SERVICE CONCESSIONS** | | | |
| **Generation concession 045/1999** | | | |
| TPP Figueira (Note 36.2.6) | | 100 | 03.27.2019 |
| HPP São Jorge (Note 36.2.6) | | 100 | 12.05.2024 |
| HPP Gov. Ney Aminthas de Barros Braga (Segredo) | | 100 | 11.16.2029 |
| HPP Gov. José Richa (Salto Caxias) | | 100 | 05.05.2030 |
| **Generation concession 001/2020** | | | |
| UHE Guaricana | | 100 | 08.16.2026 |
| **Authorization 278/1999** - WPP Palmas | | 100 | 09.29.2029 |
| **Dispatch 182/2002** - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL) | | 100 | -.- |
| **Generation concession 003/2016** - HPP Gov. Pedro Viriato Parigot de Souza (GPS) | | 100 | 01.05.2046 |
| **HPP Marumbi** - Power generating plant registration: CGH. PH. PR. 001501-6.02 | | 100 | - |
| **Authorization Aneel 5,373/2015** - HGP Chopim I (only register with ANEEL) | | 100 | - |
| **Concession agreement / authorization of the equity** | | | |
| UEG Araucária | Authorization 351/1999 - TPP Araucária (20,3% - Copel) | 60.9 | 12.23.2029 |
| Nova Asa Branca I | MME Ordinance 267/2011 - WPP Asa Branca I | 100 | 04.25.2046 |
| Nova Asa Branca II | MME Ordinance 333/2011 - WPP Asa Branca II | 100 | 05.31.2046 |
| Nova Asa Branca III | MME Ordinance 334/2011 - WPP Asa Branca III | 100 | 05.31.2046 |
| Nova Eurus IV | MME Ordinance 273/2011 -WPP Eurus IV | 100 | 04.27.2046 |
| Santa Maria | MME Ordinance 274/2012 - WPP SM | 100 | 05.08.2047 |
| Santa Helena | MME Ordinance 207/2012 - WPP Santa Helena | 100 | 04.09.2047 |
| Ventos de Santo Uriel | MME Ordinance 201/2012 - WPP Santo Uriel | 100 | 04.09.2047 |
| GE Boa Vista | MME Ordinance 276 /2011 - WPP Dreen Boa Vista | 100 | 04.28.2046 |
| GE Farol | MME Ordinance 263 /2011 - WPP Farol | 100 | 04.20.2046 |
| GE Olho D'Água | MME Ordinance 343 /2011 - WPP Dreen Olho D'Água | 100 | 06.01.2046 |
| GE São Bento do Norte | MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte | 100 | 05.19.2046 |
| Esperança do Nordeste | MME Ordinance 183/2015 - WPP Esperança do Nordeste | 100 | 05.11.2050 |
| Paraíso dos Ventos do Nordeste | MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste | 100 | 05.11.2050 |
| Usina de Energia Eólica Jangada | Resolution 3,257/2011 - WPP GE Jangada | 100 | 01.05.2042 |
| Maria Helena | Resolution 3,259/2011 - WPP GE Maria Helena | 100 | 01.05.2042 |
| Usina de Energia Eólica Potiguar | MME Ordinance 179/2015 - WPP Potiguar | 100 | 05.11.2050 |
| Usina de Energia Eólica Guajiru | Resolution 3,256/2011 - WPP Dreen Guajiru | 100 | 01.05.2042 |
| Usina de Energia Eólica Cutia | Resolution 3,258/2011 - WPP Dreen Cutia | 100 | 01.05.2042 |
| São Bento do Norte I | Ordinance 349/2015 - WPP São Bento do Norte I | 100 | 08.04.2050 |
| São Bento do Norte II | Ordinance 348/2015 - WPP São Bento do Norte II | 100 | 08.04.2050 |
| São Bento do Norte III | Ordinance 347/2015 - WPP São Bento do Norte III | 100 | 08.04.2050 |
| São Miguel I | Ordinance 352/2015 - WPP São Miguel I | 100 | 08.04.2050 |
| São Miguel II | Ordinance 351/2015 - WPP São Miguel II | 100 | 08.04.2050 |
| São Miguel III | Ordinance 350/2015 - WPP São Miguel III | 100 | 08.04.2050 |
| Foz do Chopim | Authorization 114/2000 - SHP Arturo Andreoli | 35.77 | 04.24.2030 |
| SHP Bela Vista (a) | Resolution 913/2017 - transfer of title under Resolution 7,802/2019 | 100 | 01.02.2041 |
| F.D.A. Geração de Energia Elétrica | Generation concession contract 002/2020 | 100 | 09.17.2023 |
| Jandaíra I Energias Renováveis (a) | Ordinance 140/2020 - WPP Jandaíra I | 100 | 04.02.2055 |
| Jandaíra II Energias Renováveis (a) | Ordinance 141/2020 - WPP Jandaíra II | 100 | 04.02.2055 |
| Jandaíra III Energias Renováveis (a) | Ordinance 142/2020 - WPP Jandaíra III | 100 | 04.02.2055 |
| Jandaíra IV Energias Renováveis (a) | Ordinance 139/2020 - WPP Jandaíra IV | 100 | 04.02.2055 |

| Copel GeT | | Interest % | Maturity | Next tariff review |
|---|---|---|---|---|
| **Transmission lines and substations concession agreements** | | | | |
| **Contract 060/2001** - Transmission facilities (sundry Transmission lines and Substations) | | 100 | 01.01.2043 | 2023 |
| **Contract 075/2001** - Transmission line 230 kV Bateias - Jaguariaíva | | 100 | 08.17.2031 | (b) |
| **Contract 006/2008** - Transmission line 230 kV Bateias - Pilarzinho | | 100 | 03.17.2038 | 2023 |
| **Contract 027/2009** - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste | | 100 | 11.19.2039 | 2025 |
| **Contract 010/2010** - Transmission line 500 kV Araraquara II - Taubaté | | 100 | 10.06.2040 | 2021 |
| **Contract 015/2010** - Substation Cerquilho III 230/138 kV | | 100 | 10.06.2040 | 2021 |
| **Contract 022/2012** - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório | | 100 | 08.27.2042 | 2023 |
| **Contract 002/2013** - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV | | 100 | 02.25.2043 | 2023 |
| **Contract 005/2014** - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV | | 100 | 01.29.2044 | 2024 |
| **Contract 021/2014** - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV | | 100 | 09.05.2044 | 2025 |
| **Contract 022/2014** - Transmission line 500 kV Assis - Londrina | | 100 | 09.05.2044 | 2025 |
| **Contract 006/2016** - Transmission line 525 kV Curitiba Leste - Blumenau (a) | | 100 | 04.07.2046 | 2021 |
| Transmission line 230 kV Baixo Iguaçu - Realeza | | | | |
| Transmission line 230 kV Curitiba Centro - Uberaba | | | | |
| Substation Medianeira 230/138 kV | | | | |
| Substation Curitiba Centro 230/138 kV | | | | |
| Substation Andirá Leste 230/138 kV | | | | |
| **Concession agreement / authorization of the equity** | | | | |
| **Costa Oeste Transmissora** | **Contract 001/2012:** | 100 | 01.12.2042 | 2022 |
| | Transmission line 230 kV Cascavel Oeste - Umuarama | | | |
| | Substation Umuarama 230/138 kV | | | |
| **Caiuá Transmissora** | **Contract 007/2012:** | 49 | 05.10.2042 | 2022 |
| | Transmission line 230 kV Umuarama - Guaíra | | | |
| | Transmission line 230 kV Cascavel Oeste - Cascavel Norte | | | |
| | Substation Santa Quitéria 230/138/13,8 kV | | | |
| | Substation Cascavel Norte 230/138/13,8 kV | | | |
| **Marumbi Transmissora** | **Contract 008/2012:** | 100 | 05.10.2042 | 2022 |
| | Transmission line 525 kV Curitiba - Curitiba Leste | | | |
| | Substation Curitiba Leste 525/230 kV | | | |
| **Integração Maranhense** | **Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II | 49 | 05.10.2042 | 2022 |
| **Matrinchã Transmissora** | **Contract 012/2012:** | 49 | 05.10.2042 | 2022 |
| | Transmission line 500 kV Paranaíta - Cláudia | | | |
| | Transmission line 500 kV Cláudia - Paranatinga | | | |
| | Transmission line 500 kV Paranatinga - Ribeirãozinho | | | |
| | Substation Paranaíta 500 kV | | | |
| | Substation Cláudia 500 kV | | | |
| | Substation Paranatinga 500 kV | | | |
| **Guaraciaba Transmissora** | **Contract 013/2012:** | 49 | 05.10.2042 | 2022 |
| | Transmission line 500 kV Ribeirãozinho - Rio Verde Norte | | | |
| | Transmission line 500 kV Rio Verde Norte - Marimbondo II | | | |
| | Substation Marimbondo II 500 kV | | | |
| **Paranaíba Transmissora** | **Contract 007/2013:** | 24,5 | 05.02.2043 | 2023 |
| | Transmission line 500 kV Barreiras II - Rio das Éguas | | | |
| | Transmission line 500 kV Rio das Éguas - Luziânia | | | |
| | Transmission line 500 kV Luziânia - Pirapora 2 | | | |
| **Mata de Santa Genebra** | **Contract 001/2014:** | 50,1 | 05.14.2044 | 2024 |
| | Transmission line 500 kV Itatiba - Bateias | | | |
| | Transmission line 500 kV Araraquara 2 - Itatiba | | | |
| | Transmission line 500 kV Araraquara 2 - Fernão Dias | | | |
| | Substation Santa Bárbara D´Oeste 440 kV | | | |
| | Substation Itatiba 500 kV | | | |
| | Substation Fernão Dias 500/440 kV | | | |
| **Cantareira Transmissora** | **Contract 019/2014:** Transmission line Estreito - Fernão Dias | 49 | 09.05.2044 | 2025 |
| **Uirapuru Transmissora** | **Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina | 100 | 03.04.2035 | (b) |

(a) Beginning of commercial operation on April 1, 2021.

(b) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

# 3. Basis of Preparation

## 3.1 Basis of elaboration

These individual and consolidated interim financial information have been prepared in accordance with brazilian technical pronouncement CPC 21 - *Demonstração Intermediária*, issued by the Accounting Pronouncements Committee (*Comitê de Pronunciamentos Contábeis* or CPC), and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* or CVM).

Management declares that all relevant information from the individual and consolidated interim financial information are being evidenced and corresponds to that used in management.

The issuance of these consolidated interim financial information was approved by the Board of Directors on August 11, 2021.

## 3.2 Functional and presentation currency

The individual and consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

## 3.3 Basis of measurement

The individual and consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

## 3.4 Use of estimates and judgments

In the preparation of these individual and consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the interim financial information is the same as that disclosed in note 3.4 to the financial statements at December 31, 2020.

### 3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

### 3.6 Restatement of comparative balances

3.6.1 <u>Discontinued operation</u>

As result of the divestment process of Copel Telecomunicações S.A., described in Note 41, the Statements of Income, Statements of Comprehensive Income, Statements of Cash Flows and Statements of Added Value are being restated for comparison purposes, as follows:

| 06.30.2020 | Parent company<br>As previously stated | Parent company<br>Discontinuated operation | Parent company<br>Restated | Consolidated<br>As previously stated | Consolidated<br>Discontinuated operation | Consolidated<br>Restated |
|---|---|---|---|---|---|---|
| **STATEMENTS OF INCOME** | | | | | | |
| **NET OPERATING REVENUE** | - | - | - | **8,821,265** | **(173,006)** | **8,648,259** |
| Operating costs | - | - | - | (5,846,225) | 73,542 | (5,772,683) |
| **GROSS PROFIT** | - | - | - | **2,975,040** | **(99,464)** | **2,875,576** |
| Selling expenses | - | - | - | (128,073) | 12,831 | (115,242) |
| General and administrative expenses | (41,246) | - | (41,246) | (374,132) | 12,187 | (361,945) |
| Other operational income (expenses) | (10,649) | - | (10,649) | (119,128) | 17,982 | (101,146) |
| Equity in earnings of investees | 2,114,239 | (32,636) | 2,081,603 | 27,377 | - | 27,377 |
| **Profit before financial results and taxes** | **2,062,344** | **(32,636)** | **2,029,708** | **2,381,084** | **(56,464)** | **2,324,620** |
| Financial results | 65,162 | - | 65,162 | 809,654 | 11,334 | 820,988 |
| **Operating profit** | **2,127,506** | **(32,636)** | **2,094,870** | **3,190,738** | **(45,130)** | **3,145,608** |
| Income tax and social contribution | (7,146) | - | (7,146) | (1,084,882) | 17,128 | (1,067,754) |
| **Net income for the period - continuing operations** | **2,120,360** | **(32,636)** | **2,087,724** | **2,105,856** | **(28,002)** | **2,077,854** |
| Result of discontinued operations | - | 32,636 | 32,636 | - | 28,002 | 28,002 |
| **Net income** | **2,120,360** | - | **2,120,360** | **2,105,856** | - | **2,105,856** |
| Attributed to controlling shareholders | - | - | - | 2,120,360 | - | 2,120,360 |
| Attributed to non-controlling interest | - | - | - | (14,504) | - | (14,504) |
| **STATEMENTS OF COMPREHENSIVE INCOME** | | | | | | |
| Total comprehensive income, net of taxes | - | - | - | - | - | - |
| **Total comprehensive income** | **2,120,360** | - | **2,120,360** | **2,105,856** | - | **2,105,856** |
| Attributed to controlling shareholders | - | - | - | 2,120,360 | - | 2,120,360 |
| Attributed to non-controlling interest | - | - | - | (14,504) | - | (14,504) |
| **STATEMENTS OF CASH FLOWS** | | | | | | |
| **Cash flow from opertional activities** | **403,572** | - | **403,572** | **1,843,433** | - | **1,843,433** |
| Net income | 2,120,360 | - | 2,120,360 | 2,105,856 | - | 2,105,856 |
| Profit adjustments | (2,123,431) | 9,910 | (2,113,521) | 142,414 | (120,316) | 22,098 |
| Changes in assets and liabilities | 460,459 | - | 460,459 | 251,222 | (3,905) | 247,317 |
| Taxes and charges paid | (53,816) | - | (53,816) | (656,059) | 40,054 | (616,005) |
| Result of discontinued operations | - | (9,910) | (9,910) | - | 84,167 | 84,167 |
| **Cash flow from investment activities** | **(27,754)** | - | **(27,754)** | **(751,735)** | - | **(751,735)** |
| Property, plant and equipment and intangible assets | (135) | - | (135) | (180,346) | 39,114 | (141,232) |
| Other activities | (27,619) | - | (27,619) | (571,389) | - | (571,389) |
| Discontinued operations | - | - | - | - | (39,114) | (39,114) |
| **Cash flow from financing activities** | **(351,323)** | - | **(351,323)** | **(1,131,418)** | - | **(1,131,418)** |
| Issue of Loans and Debentures | - | - | - | - | - | - |
| Loan, debentures and lease payments | (338,577) | - | (338,577) | (834,313) | 4,775 | (829,538) |
| Other activities | (12,746) | - | (12,746) | (297,105) | - | (297,105) |
| Discontinued operations | - | - | - | - | (4,775) | (4,775) |
| **Total effects on cash and cash equivalents** | **24,495** | - | **24,495** | **(39,720)** | - | **(39,720)** |
| **STATEMENTS OF ADDED VALUE** | | | | | | |
| **Added value to distribute** | **2,178,626** | - | **2,178,626** | **7,378,376** | - | **7,378,376** |
| **Income** | 649 | - | 649 | 11,986,929 | (266,373) | 11,720,556 |
| ( - ) Supplies acquired from third parties | (35,320) | - | (35,320) | (5,479,308) | 61,566 | (5,417,742) |
| ( - ) Depreciation and amortization | (880) | - | (880) | (565,564) | 70,650 | (494,914) |
| ( + ) Transferred added value | 2,214,177 | (32,636) | 2,181,541 | 1,436,319 | (13,753) | 1,422,566 |
| Discontinued operations | - | 32,636 | 32,636 | - | 147,910 | 147,910 |
| **Distribution of added value** | **2,178,626** | - | **2,178,626** | **7,378,376** | - | **7,378,376** |
| Personnel | 11,025 | - | 11,025 | 709,543 | - | 709,543 |
| Government | 8,154 | - | 8,154 | 4,041,989 | (95,605) | 3,946,384 |
| Third Parties | 39,087 | - | 39,087 | 520,988 | (24,303) | 496,685 |
| Shareholders | 2,120,360 | (32,636) | 2,087,724 | 2,105,856 | (28,002) | 2,077,854 |
| Discontinued operations | - | 32,636 | 32,636 | - | 147,910 | 147,910 |

| 04.01.2020 to 06.30.2020 | Parent company | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | eviously steted | Adjustments | Restated | As previously steted | Adjustments | Restated |
| **STATEMENTS OF INCOME** | | | | | | |
| **NET OPERATING REVENUE** | - | - | - | 4,667,324 | (85,752) | 4,581,572 |
| Operating costs | - | - | - | (2,848,834) | 26,640 | (2,822,194) |
| **GROSS PROFIT** | - | - | - | 1,818,490 | (59,112) | 1,759,378 |
| Selling expenses | - | - | - | (73,160) | 6,533 | (66,627) |
| General and administrative expenses | (21,965) | - | (21,965) | (200,249) | 6,174 | (194,075) |
| Other operational income (expenses) | (2,503) | - | (2,503) | (36,287) | 10,838 | (25,449) |
| Equity in earnings of investees | 1,600,785 | (22,726) | 1,578,059 | 4,505 | - | 4,505 |
| **Profit before financial results and taxes** | 1,576,317 | (22,726) | 1,553,591 | 1,513,299 | (35,567) | 1,477,732 |
| Financial results | 39,610 | - | 39,610 | 904,240 | 1,601 | 905,841 |
| **Operating profit** | 1,615,927 | (22,726) | 1,593,201 | 2,417,539 | (33,966) | 2,383,573 |
| INCOME TAX AND SOCIAL CONTRIBUTION | (7,837) | - | (7,837) | (822,599) | 12,127 | (810,472) |
| **Net income** | 1,608,090 | (22,726) | 1,585,364 | 1,594,940 | (21,839) | 1,573,101 |
| DISCONTINUED OPERATIONS | - | 22,726 | 22,726 | - | 21,839 | 21,839 |
| **Net income** | 1,608,090 | - | 1,608,090 | 1,594,940 | - | 1,594,940 |
| Attributed to controlling shareholders | - | - | - | 1,608,090 | - | 1,608,090 |
| Attributed to non-controlling interest | - | - | - | (13,150) | - | (13,150) |
| **STATEMENTS OF COMPREHENSIVE INCOME** | - | - | - | - | - | - |
| Total comprehensive income, net of taxes | - | - | - | - | - | - |
| **Total comprehensive income** | 1,608,090 | - | 1,608,090 | 1,594,940 | - | 1,594,940 |
| Attributed to controlling shareholders | - | - | - | 1,608,090 | - | 1,608,090 |
| Attributed to non-controlling interest | - | - | - | (13,150) | - | (13,150) |

### 3.6.2 Earnings and dividends per share

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

Considering what determines item 64 of CPC 41 / IAS 33, these interim financial information present the values of basic and diluted net profit per share at June 30, 2020 adjusted, considering the new number of shares, after the split. The table below shows the values of earnings per share presented at June 30, 2020 and the values that are being restated, equivalent to the value already disclosed divided by 10:

| 06.30.2020 | As previously stated | Restated |
|---|---|---|
| **Basic and diluted net earning per share attributed to controlling shareholders** | | |
| Common shares | 7.40045 | 0.74005 |
| Class "A" Preferred shares | 8.14049 | 0.81405 |
| Class "B" Preferred shares | 8.14049 | 0.81405 |

## 4. Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2020.

### 4.1 Standards applicable to the Company effective January 1, 2021

As of the year 2021, the following changes are in effect, with no significant impact on the Company's financial statements:

(i) Annual review of CPC No. 17/2020 with changes in pronouncements: CPC 06 (R2) / IFRS 16, CPC 11 / IFRS 4, CPC 38 / IAS 39, CPC 40 (R1) / IFRS 7 e CPC 48 / IFRS 9 due to the definition of the term "reference interest rate reform - phase 2".

## 5. Cash and Cash Equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| Cash and bank accounts | 353 | 339 | 188,666 | 228,711 |
| Financial investments with immediate liquidity | 14,387 | 42,361 | 1,248,962 | 2,994,057 |
| | **14,740** | **42,700** | **1,437,628** | **3,222,768** |

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 65.0% and 100.8% of Interbank Deposit Certificate ("CDI").

## 6. Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 6 to 54 months from the end of the reporting period.

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| **Category** | **Index** | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| Quotas in Funds (a) | CDI | 90 | 90 | 237,111 | 237,141 |
| Bank Deposit Certificates - CDB | 90% to 101% of CDI | - | - | 51,750 | 62,638 |
| Financial Treasury Bonds - LFT | Selic | - | - | - | 751 |
| | | **90** | **90** | **288,861** | **300,530** |
| | **Current** | **90** | **90** | **1,514** | **1,465** |
| | **Noncurrent** | - | - | **287,347** | **299,065** |

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES, in other companies.

## 7. Trade Accounts Receivable

| Consolidated | Balances falling due | Overdue up to 90 days | Overdue for 90 days | Total 06.30.2021 | Total 12.31.2020 |
|---|---|---|---|---|---|
| **Customers** | | | | | |
| Residential | 364,059 | 211,685 | 46,899 | 622,643 | 639,424 |
| Industrial | 225,622 | 20,554 | 70,255 | 316,431 | 312,302 |
| Commercial | 227,066 | 43,921 | 20,765 | 291,752 | 335,439 |
| Rural | 77,421 | 20,688 | 5,122 | 103,231 | 109,651 |
| Public Entities | 29,106 | 1,488 | 2,784 | 33,378 | 37,370 |
| Public lighting | 40,831 | 1 | 8 | 40,840 | 46,615 |
| Public service | 44,551 | 188 | 16 | 44,755 | 41,812 |
| Unbilled - captives | 567,553 | - | - | 567,553 | 583,209 |
| Energy installments plan - captives (7.1) | 219,183 | 26,374 | 59,238 | 304,795 | 291,847 |
| Low income subsidy - Eletrobras | 22,808 | - | - | 22,808 | 13,783 |
| Free consumers | 162,244 | 1,981 | 1,177 | 165,402 | 163,786 |
| Other receivables | 71,287 | 23,169 | 82,902 | 177,358 | 168,270 |
| | **2,051,731** | **350,049** | **289,166** | **2,690,946** | **2,743,508** |
| **Concessionaires, Permission holder and Trading Companies** | | | | | |
| Bilateral contracts | 196,224 | 59 | 1,436 | 197,719 | 590,335 |
| Regulated contracts | 181,768 | 2,120 | 6,648 | 190,536 | 170,951 |
| CCEE (7.2) | 490,425 | - | 119,665 | 610,090 | 328,001 |
| **Energy suplies** | **868,417** | **2,179** | **127,749** | **998,345** | **1,089,287** |
| **Charges from using transmission grid** | **289,412** | **3,071** | **8,667** | **301,150** | **281,508** |
| **Gas distribution** | **74,882** | **1,113** | **11,414** | **87,409** | **70,928** |
| **Expected credit losses (7.3)** | **(15,385)** | **(19,941)** | **(326,434)** | **(361,760)** | **(365,551)** |
| | **3,269,057** | **336,471** | **110,562** | **3,716,090** | **3,819,680** |
| **Current** | | | | **3,657,324** | **3,768,242** |
| **Noncurrent** | | | | **58,766** | **51,438** |

### 7.1 Energy installments plan - captives

The trade accounts receivable renegotiated are discounted to present value as of June 30, 2021, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.49% to 3.35% p.m.

### 7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at 12.18.2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappelable ruling is rendered. The main action is pending judgment on merits.

The contracted energy of the plant is 125 MW mean. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

### 7.3 Expected credit losses

| Consolidated | Balance as of January 1, 2021 | Additions / (Reversals) | Reversal of write offs | Reclassi-fication (a) | Balance as of June 30, 2021 |
|---|---|---|---|---|---|
| **Customers** | | | | | |
| Residential | 47,396 | 51,384 | (40,513) | - | 58,267 |
| Industrial | 88,866 | 8,199 | (18,798) | - | 78,267 |
| Commercial | 68,723 | 17,580 | (19,965) | - | 66,338 |
| Rural | 3,937 | 3,017 | (2,844) | - | 4,110 |
| Public Entities | 3,084 | 74 | (248) | - | 2,910 |
| Public lighting | 8 | (5) | - | - | 3 |
| Public service | 143 | (26) | (113) | - | 4 |
| Unbilled | 1,589 | 436 | - | - | 2,025 |
| Adjustment to present value | (650) | (232) | - | - | (882) |
| | **213,096** | **80,427** | **(82,481)** | - | **211,042** |
| **Concessionaires, Permission holder and Trading Companies** | | | | | |
| CCEE (7.2) | 119,665 | - | - | - | 119,665 |
| Concessionaries and permission holder | 20,533 | 394 | (109) | - | 20,818 |
| | **140,198** | **394** | **(109)** | - | **140,483** |
| **Telecommunications** | - | **2,069** | **(3,153)** | **1,084** | - |
| **Gas distribution** | **12,257** | **(1,935)** | **(87)** | - | **10,235** |
| | **365,551** | **80,955** | **(85,830)** | **1,084** | **361,760** |

(a) Reclassification to Assets classified as held for sale (Note 41).

## 8. CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the Fifth Amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, remaining 46 monthly installments to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.a.

## 8.1 Changes in CRC

| | Balance as of January 1, 2021 | Interest | Monetary variations | Amortizations | Balance as of June 30, 2021 |
|---|---|---|---|---|---|
| | 1,392,624 | 43,062 | 178,405 | (184,640) | 1,429,451 |
| **Current** | **287,789** | | | | **318,737** |
| **Noncurrent** | **1,104,835** | | | | **1,110,714** |

## 8.2 Maturity of noncurrent installments

| | |
|---|---|
| 2022 | 199,022 |
| 2023 | 374,021 |
| 2024 | 398,895 |
| 2025 | 138,776 |
| | **1,110,714** |

# 9. Net Sectorial Financial Assets and Liabilities

## 9.1 Compositions of net sectorial financial assets and liabilities balances per tariff cycle

| Consolidated | 06.30.2021 | | 12.31.2020 | |
|---|---|---|---|---|
| | Current | Noncurrent | Current | Noncurrent |
| **Sectorial financial assets - Electricity rate adjustment recoverable 2020** | | | | |
| Portion A | | | | |
| Electricity purchased for resale - CVA Energ | - | - | (54,864) | (54,864) |
| Electricity purchased for resale - Itaipu | - | - | 231,588 | 231,588 |
| Transport of energy using the transmission system - basic grid | - | - | 88,137 | 88,137 |
| Transport of energy purchased from Itaipu | - | - | 9,766 | 9,766 |
| System Service Charges - ESS | - | - | 11,266 | 11,266 |
| Energy Development Account - CDE | - | - | (903) | (903) |
| Proinfa | - | - | (89) | (89) |
| Other financial components | - | - | | |
| Neutrality | - | - | 27,923 | 27,923 |
| Overcontracting | - | - | 78,836 | 78,836 |
| Hydrological risk | - | - | (143,147) | (143,147) |
| Tariff refunds | - | - | (76,144) | (76,144) |
| | | - | 1,096 | 1,096 |
| | - | - | **173,465** | **173,465** |
| **Sectorial financial assets - Electricity rate adjustment recoverable 2021** | | | | |
| Portion A | | | | |
| Electricity purchased for resale - CVA Energ | - | 57,305 | - | - |
| Electricity purchased for resale - Itaipu | - | 252,020 | - | - |
| Transport of energy using the transmission system - basic grid | - | 70,114 | - | - |
| Transport of energy purchased from Itaipu | - | 5,885 | - | - |
| System Service Charges - ESS | - | 54,354 | - | - |
| Energy Development Account - CDE | - | 11,082 | - | - |
| Proinfa | - | (56) | - | - |
| Other financial components | - | - | - | - |
| Neutrality | - | 7,401 | - | - |
| Overcontracting | - | (20,401) | - | - |
| Hydrological risk | - | (51,514) | - | - |
| Tariff refunds | - | (28,523) | - | - |
| Other | - | 27,718 | - | - |
| | - | **385,385** | - | - |
| | - | **385,385** | **173,465** | **173,465** |

| Consolidated | 06.30.2021 | | 12.31.2020 | |
|---|---|---|---|---|
| | Current | Noncurrent | Current | Noncurrent |
| **Sectorial financial liabilities - Electricity rate adjustment recoverable 2020** | | | | |
| Portion A | | | | |
| Electricity purchased for resale - CVA Energ | - | - | 9,675 | - |
| ESS | - | - | (3,401) | - |
| CDE | - | - | (66) | - |
| Proinfa | - | - | 33 | - |
| Transport of energy using the transmission system - basic grid | - | - | 603 | - |
| Transport of energy purchased from Itaipu | - | - | 214 | - |
| Other financial components | - | | | |
| Offset of energy surplus/deficit under CCEAR bilateral contracts | - | - | 36,395 | - |
| Hydrological risk | - | - | (187,817) | - |
| Tariff refunds | - | - | (41,381) | - |
| Overcontracting | - | - | (26,995) | - |
| Neutrality | - | - | 21,419 | - |
| Other | - | - | 2,612 | - |
| | - | - | **(188,709)** | - |
| **Sectorial financial liabilities - Tariff Review 2021** | | | | |
| Portion A | | | | |
| Electricity purchased for resale - CVA Energ | (254,140) | - | - | - |
| ESS | 49,661 | - | - | - |
| CDE | 76,692 | - | - | - |
| Proinfa | 21,830 | - | - | - |
| Electricity purchased for resale - Itaipu | 641,404 | - | - | - |
| Transport of energy using the transmission system - basic grid | 314,433 | - | - | - |
| Transport of energy purchased from Itaipu | 32,394 | - | - | - |
| Other financial components | | | | |
| Refunds Pis and Cofins credits | (688,350) | - | - | - |
| Hydrological risk | (482,924) | - | - | - |
| Tariff refunds | (112,462) | - | - | - |
| Overcontracting | 94,812 | - | - | - |
| Neutrality | 68,912 | - | - | - |
| Other | (375) | - | - | - |
| | (47,083) | - | - | - |
| | **(285,196)** | - | - | - |
| **Sectorial financial liabilities - Tariff Review 2021** | | | | |
| Financial components | | | | |
| Tariff refunds | - | (21,289) | - | - |
| | - | **(21,289)** | - | - |
| **Sectorial financial liabilities - Tariff Review 2021** | | | | |
| Financial components | | | | |
| Tariff refunds | - | (21,289) | - | - |
| | - | **(21,289)** | - | - |
| **Sectorial financial liabilities - Tariff Review 2021** | | | | |
| Financial components | | | | |
| Tariff refunds | - | (21,290) | - | - |
| | - | **(21,290)** | - | - |
| | **(285,196)** | **(63,868)** | **(188,709)** | - |

## 9.2 Changes in net sectorial financial assets and liabilities

| Consolidated | Balance as of January 1, 2021 | Operating revenues Constitution | Operating revenues Amortization | Financial results Updating | Rate flags | Statement of Financial Position Constitution | Balance as of June 30, 2021 |
|---|---|---|---|---|---|---|---|
| **Portion A** | | | | | | | |
| Electricity purchased for resale - Itaipu | 463,176 | 429,032 | (13,056) | 14,272 | - | - | 893,424 |
| Electricity purchased for resale - CVA Energ | (100,053) | (10,616) | (4,501) | (3,876) | (77,789) | - | (196,835) |
| Transport of energy using the transmission system - basic grid | 176,877 | 210,484 | (6,964) | 4,150 | - | - | 384,547 |
| Transport of energy purchased from Itaipu | 19,746 | 18,875 | (870) | 528 | - | - | 38,279 |
| ESS | 19,131 | 213,226 | 2,396 | (1,374) | (129,364) | - | 104,015 |
| CDE | (1,872) | 89,527 | (1,481) | 1,600 | - | - | 87,774 |
| Proinfa | (145) | 22,364 | (474) | 29 | - | - | 21,774 |
| **Other financial components** | - | - | - | - | - | | - |
| | - | - | 13,650 | - | - | (702,000) | (688,350) |
| Neutrality | 77,265 | 22,190 | (22,786) | (356) | - | - | 76,313 |
| Offset of energy surplus/deficit under CCEAR bilateral contracts | 36,395 | (383) | (36,387) | - | - | - | (375) |
| Hydrological risk | (474,111) | (254,529) | 197,394 | (3,192) | - | - | (534,438) |
| Tariff refunds | (193,669) | (50,804) | 43,609 | (3,989) | - | - | (204,853) |
| Overcontracting | 130,677 | 2,260 | 25,116 | 437 | (84,079) | - | 74,411 |
| Others | 4,804 | (15,855) | (1,679) | (35) | - | (6,600) | (19,365) |
| | **158,221** | **675,771** | **193,967** | **8,194** | **(291,232)** | **(708,600)** | **36,321** |
| **Current assets** | **173,465** | - | - | - | - | | - |
| **Noncurrent assets** | **173,465** | - | - | - | - | | **385,385** |
| **Current liabilities** | **(188,709)** | - | - | - | - | | **(285,196)** |
| **Noncurrent liabilities** | - | - | - | - | - | | **(63,868)** |

# 10. Accounts Receivables - Concessions

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Power distribution service concession (10.1) | 1,048,138 | 960,518 |
| Piped gas distribution service concession (10.2) | 219,150 | 189,416 |
| Bonus from the grant of concession agreements under the quota system (10.3) | 695,433 | 671,204 |
| Generation concession agreements (10.4) | 92,455 | 81,202 |
| | **2,055,176** | **1,902,340** |
| Current | 6,631 | 4,515 |
| Noncurrent | 2,048,545 | 1,897,825 |

## 10.1 Power distribution service concession

| | |
|---|---|
| **Balance as of January 1, 2021** | **960,518** |
| Transfers from contract assets (Note 11.1) | 46,348 |
| Transfers to other receivables (assets held for disposal) | (282) |
| Fair value recognition | 41,559 |
| Loss on disposal | (5) |
| **Balance as of June 30, 2021** | **1,048,138** |

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

### 10.2 Piped gas distribution service concession

| | |
|---|---|
| **Balance as of January 1, 2021** | **189,416** |
| Transfers from contract assets (Note 11.2) | 2,116 |
| Transfers to intangible assets (Note 19.3) | 543 |
| Fair value recognition | 27,160 |
| Loss on disposal | (85) |
| **Balance as of June 30, 2021** | **219,150** |

### 10.3 Bonus from the grant of concession agreements under the quota system

| | |
|---|---|
| **Balance as of January 1, 2021** | **671,204** |
| Transfers to electricity grid use charges - customers | (35,919) |
| Interest (Note 32.1) | 60,148 |
| **Balance as of June 30, 2021** | **695,433** |

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$574,827, as per ANEEL Invitation to Bid 12/2015.

The electric energy in 2016 was fully sold to the Regulated Contracting Environment - ACR under the Assured Power Quota System - CGF or "quota regime" and, as from 2017 to the end of the concession, in the proportion of 70% of the power in the ACR and 30% in the free environment - ACL.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT's unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

### 10.4 Power generation concession contract

| | |
|---|---|
| **Balance as of January 1, 2021** | **81,202** |
| Gain on remeasurement of the cash flow | 8,649 |
| Reversal of impairment (Note 33.4) | 2,604 |
| **Balance as of June 30, 2021** | **92,455** |

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015. To prepare the information, the new replacement value methodology was used, as defined by ANEEL Normative Resolution No. 596/2013.

# 11. Contract assets

| Consolidated | | 06.30.2021 | 12.31.2020 |
|---|---|---|---|
| Power distribution service concession (11.1) | | 1,490,040 | 1,114,961 |
| Piped gas distribution service concession (11.2) | | 31,614 | 27,254 |
| Power transmission concession (11.3) | | 4,694,428 | 4,350,582 |
| | | **6,216,082** | **5,492,797** |
| | **Current** | **125,462** | **285,682** |
| | **Noncurrent** | **6,090,620** | **5,207,115** |

## 11.1 Power distribution service concession contract

| Consolidated | Assets | Special liabilities | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **1,144,780** | **(29,819)** | **1,114,961** |
| Acquisitions | 790,916 | - | 790,916 |
| Customers contributions | - | (55,122) | (55,122) |
| Provision for legal claims added to the cost of the works | 3,740 | - | 3,740 |
| Transfers to intangible assets (Note 19.1) | (360,333) | 44,211 | (316,122) |
| Transfers to accounts receivable - concessions (Note 10.1) | (51,623) | 5,275 | (46,348) |
| Loss on disposal | (1,985) | - | (1,985) |
| **Balance as of June 30, 2021** | **1,525,495** | **(35,455)** | **1,490,040** |

## 11.2 Piped gas distribution service concession contract

| | |
|---|---|
| **Balance as of January 1, 2021** | **27,254** |
| Acquisitions | 7,681 |
| Transfers to intangible assets (Note 19.3) | (1,205) |
| Transfers to accounts receivable - concessions (Note 10.2) | (2,116) |
| **Balance as of June 30, 2021** | **31,614** |

## 11.3 Transmission service concession contract

| | Concession assets | RBSE assets | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **3,007,234** | **1,343,348** | **4,350,582** |
| Realization of gains/losses in business combinations | 361 | - | 361 |
| Transfers to electricity grid use charges - customers | (144,103) | (156,225) | (300,328) |
| Transfers to property, plant and equipment | (1,092) | - | (1,092) |
| Transfers from litigations | 2,218 | - | 2,218 |
| Remuneration | 259,817 | 110,958 | 370,775 |
| Construction revenue | 104,626 | - | 104,626 |
| Construction income | 1,726 | - | 1,726 |
| Gain from efficiency (11.3.1) | 73,608 | 91,952 | 165,560 |
| **Balance as of June 30, 2021** | **3,304,395** | **1,390,033** | **4,694,428** |

### 11.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

In the first half, there was an estimated efficiency gain of R$165,560. The main impacts are described as follows:

• Gain of R$91,952 arising from the reprofiling of RBSE assets;

• Gain of R$52,277 from the Periodic Tariff Review of contracts 010/2010 (LT Araraquara – Taubaté), 015/2010 (Cerquilho) and 006/2016 (LT Blumenau – Curitiba Leste); and

• Gain of R$24,804 for the success of the partial claim by Copel GeT on the exclusion of liability related to the Aratau project, in which it was decided to extend 878 days from the end of the concession contract.

### 11.3.2 Assumptions adopted for the calculation of contract assets

| 12.31.2020 | Concession assets | RBSE assets |
|---|---|---|
| Construction income | 1.65% | N/A |
| Operating and maintenance margin | 1.65% | N/A |
| Remuneration rate (a) | 9.65% p.y. | 9.54% p.y. |
| Contract correction index | IPCA (b) | IPCA |
| Annual RAP, according to Homologatory Resolution | 439.073 | 192.288 |
| Incurred construction cost of works in progress until March, 2021 | | |
| Contract 006/2016 - TL 525 kV Curitiba Leste - Blumenau | 265.271 | N/A |

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

## 12. Other Receivables

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| Fair value in the purchase and sale of power (Note 36.2.12) | - | - | 1,322,424 | 689,531 |
| Services in progress (a) | 7,444 | 7,444 | 276,572 | 260,348 |
| Advance payments to employees | 5,424 | 664 | 229,820 | 17,785 |
| CDE Transfer (12.2) | - | - | 123,735 | 60,433 |
| Credits on purchases of gas (12.1) | - | - | 102,821 | 120,515 |
| Reimbursement of coal consumption values by CDE | - | - | 35,837 | 28,657 |
| Decommissioning in progress | - | 17 | 34,939 | 36,855 |
| Advance payments to suppliers (b) | 33 | 2 | 25,194 | 36,609 |
| Derivatives fair value - forward contract (Note 36.2.3 - b) | - | - | 15,897 | 23,308 |
| Advance for severance estate | - | - | 8,288 | 14,484 |
| Tariff flag - CCRTB | - | - | 7,433 | 7,194 |
| Other receivables | 334 | 341 | 75,189 | 63,926 |
| | **13,235** | **8,468** | **2,258,149** | **1,359,645** |
| **Current** | **5,792** | **1,025** | **944,775** | **514,185** |
| **Noncurrent** | **7,443** | **7,443** | **1,313,374** | **845,460** |

CCRTB - Centralizing account of Tariff Flag Resources.

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

### 12.1 Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset.

### 12.2 CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2020 to May 2021, in accordance with Resolution 2,704/2020, was R$47,005 per month, changed to R$47,661 per month from June 2021, through Resolution No. 2,886/2021 of June 22, 2021 , which approved the result of the last Annual Tariff Adjustment.

# 13. Taxes

## 13.1 Deferred income tax and social contribution

| Parent Company | Balance as of January 1, 2021 | Recognized in income | Balance as of June 30, 2021 |
|---|---|---|---|
| **Noncurrent assets** | | | |
| Tax losses and negative tax basis | 132,354 | 16,683 | 149,037 |
| Provisions for legal claims | 111,193 | (6,134) | 105,059 |
| Expected credit losses | 49,443 | - | 49,443 |
| Amortization - concession | 4,470 | 191 | 4,661 |
| Provision for financing | 3,455 | - | 3,455 |
| Post-employment benefits | 3,449 | 106 | 4,469 |
| Others | 4,520 | (2,001) | 2,519 |
| | **308,884** | **8,845** | **318,643** |
| **(-) Noncurrent liabilities** | | | |
| Escrow deposits monetary variation | 21,620 | 312 | 21,932 |
| Transaction cost on borrow ings and debentures | 1,373 | (86) | 1,287 |
| Financial instruments | 3,759 | (1,019) | 2,740 |
| | **26,752** | **(793)** | **25,959** |
| **Net** | **282,132** | **9,638** | **292,684** |

| Consolidated | Balance as of January 1, 2021 | Recognized in income | Balance as of June 30, 2021 |
|---|---|---|---|
| **Noncurrent assets** | | | |
| Provisions for legal claims | 510,680 | (27,717) | 482,963 |
| Post-employment benefits | 507,037 | 8,051 | 499,267 |
| Impairment of assets | 321,640 | 2,521 | 324,161 |
| Research and development and energy efficiency programs | 152,498 | (18,377) | 134,121 |
| Expected credit losses | 128,953 | (5,187) | 123,766 |
| Tax losses and negative tax basis | 242,735 | 74,520 | 317,255 |
| Social security contributions - injunction on judicial deposit | 74,540 | 1,312 | 75,852 |
| Provisons by performance and profit sharing | 161,737 | (118,077) | 43,660 |
| Amortization - concession | 47,209 | 2,610 | 49,819 |
| Concession contracts | 21,061 | (646) | 20,415 |
| Provision for energy purchases | 18,039 | - | 18,039 |
| (-) Reclassification (a) | (83,742) | (19,719) | (86,585) |
| Others | 165,893 | 3,148 | 169,041 |
| | **2,268,280** | **(97,561)** | **2,171,774** |
| **(-) Noncurrent liabilities** | | | |
| Concession contracts | 900,505 | 144,570 | 1,045,075 |
| Deemed cost | 350,491 | (12,485) | 338,006 |
| Derivative financial instruments | 117,682 | 6,601 | 124,283 |
| Escrow deposits monetary variation | 63,126 | 355 | 63,481 |
| Accelerated depreciation | 75,955 | - | 75,955 |
| Transaction cost on borrow ings and debentures | 24,569 | (3,405) | 21,164 |
| (-) Reclassification (a) | (2,765) | 303 | (2,462) |
| Others | 31,951 | (5,295) | 26,656 |
| | **1,561,514** | **130,644** | **1,692,158** |
| **Net** | **706,766** | **(228,205)** | **479,616** |
| Assets presented in the Statement of Financial Position | 1,191,104 | | 1,128,801 |
| (-) Liabilities presented in the Statement of Financial Position | (484,338) | | (649,185) |

(a) Reclassification to Assets classified as held for sale (Note 41).

13.1.1 Projection for realization of deferred income tax and social contribution:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| 2021 | 152,743 | (685) | 348,662 | (85,917) |
| 2022 | 7,640 | (1,576) | 230,454 | (171,286) |
| 2023 | 6,580 | (1,217) | 177,627 | (179,114) |
| 2024 | 6,580 | (877) | 128,711 | (180,920) |
| 2025 | 6,580 | (877) | 115,849 | (131,782) |
| 2026 to 2028 | 19,418 | (2,632) | 236,196 | (292,491) |
| 2029 to 2030 | 119,101 | (18,095) | 934,275 | (650,648) |
| | **318,643** | **(25,959)** | **2,171,774** | **(1,692,158)** |

13.1.2 Unrecognized tax credits

As of June 30, 2021, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$26,682 (R$131,655, as of December 31, 2020) for not having, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

### 13.2 Other taxes recoverable and other tax obligations

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| **Current assets** | | | | |
| Recoverable ICMS (VAT) | - | - | 94,718 | 89,942 |
| Recoverable PIS/Pasep and Cofins taxes (a) | - | - | 1,516,634 | 1,474,119 |
| Other recoverable taxes | - | - | 1,333 | 1,262 |
| | - | - | **1,612,685** | **1,565,323** |
| **Noncurrent assets** | | | | |
| Recoverable ICMS (VAT) | - | - | 123,562 | 84,376 |
| Recoverable PIS/Pasep and Cofins taxes (a) | 74,038 | 88,318 | 4,439,566 | 4,421,403 |
| Other recoverable taxes | 14 | 13 | 33,723 | 33,719 |
| | **74,052** | **88,331** | **4,596,851** | **4,539,498** |
| **Current liabilities** | | | | |
| ICMS (VAT) payable | - | - | 199,440 | 201,138 |
| PIS/Pasep and Cofins payable | - | - | 170,475 | 179,133 |
| IRRF on JSCP | - | - | - | 43,950 |
| Special Tax Regularization Program - Pert | - | - | 51,046 | 50,565 |
| Other taxes | 1,532 | 952 | 14,336 | 15,822 |
| | **1,532** | **952** | **435,297** | **490,608** |
| **Noncurrent liabilities** | | | | |
| Social security contributions - injunction on judicial deposit | 3,061 | 2,978 | 212,825 | 209,145 |
| Special Tax Regularization Program - Pert | - | - | 387,095 | 408,738 |
| Other taxes | - | - | 4,675 | 4,600 |
| | **3,061** | **2,978** | **604,595** | **622,483** |

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 13.2.1)

13.2.1 Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and COFINS tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and COFINS tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute of limitations period, and, if necessary, by receiving securities issued in connection with Federal Government debts ("precatórios").

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which began in June 2021 with authorizations from the Federal Revenue of Brazil of the credit originating from Cofins.

On February 9, 2021, Aneel held a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel's proposal, which is being discussed, provides for the return of the amounts through a rebate in the next tariff adjustments, within a period of up to five years. Aneel did not comment on the statutory period for returning credit to the consumer.

On February 09, 2021, Aneel opened a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel's proposal is that the amounts to be returned to each Tariff Cycle (credits with the Federal Revenue of Brazil, plus any judicial deposits already received by the concessionaire/permissionaire) will be deducted from the electricity bill, through its apportionment by the set of consumers, with shares being defined for each of them at each billing cycle, so that their participation in monthly billing is taken into account, there was also no manifestation by Aneel regarding the statute of limitations for returning the credit to the consumer. To date, Aneel has not published the results of the public consultation.

Also, on February 09, 2021, Aneel published Aneel Dispatch No. 361, establishing that, in exceptional situations, in which there is a possibility of a significant tariff increase, prior to the Ratifying Resolution No. 005/2021, part of the PIS and Cofins credits, limited to 20% (twenty percent) of the total involved in lawsuits filed by distributors.

Considering Aneel Dispatch nº 361/2021, in tariffs readjusted as of June 24, 2021, by means of Ratifying Resolution No. 2,886, R$702,000 were used as a financial item, reducing consumer tariffs in the next twelve months. However, in the tariff process, the Company expressed the right to claim, if necessary, future tariff adjustments to equalize any financial differences observed between the amounts considered herein and the amounts effectively recovered from tax credits, as well as other rights it deems necessary.

On May 13, 2021, the Supreme Court concluded the judgment of the opposing motion for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting it in the following terms: (i) relating to ICMS excluded from the calculation basis of PIS/COFINS contributions, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment is delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of the Company, maintaining the treatment and amounts recorded.

The table below shows the impacts of these records on Copel's balance sheet and statement of income:

| | 06.30.2021 | 06.30.2020 |
|---|---|---|
| Tax credit - principal | 3,605,451 | 3,618,216 |
| Tax credit - monetary update | 2,051,762 | 2,003,771 |
| **Effect on assets** | **5,657,213** | **5,621,987** |
| Pis and Cofins to be refunded to consumers | (3,835,989) | (3,783,134) |
| | | - |
| Tax liabilities - Pis/Pasep and Cofins payable on financial income | (96,542) | (93,175) |
| Income tax and social contribution | (586,392) | (593,530) |
| **Effect on liabilities** | **(4,518,923)** | **(4,469,839)** |
| **EFFECT ON BALANCE SHEET** | **1,138,290** | **1,152,148** |
| Net operating revenue | - | 809,154 |
| Financial income, net of pis and cofins | 8,656 | 936,524 |
| Income tax and social contribution | (2,943) | (593,530) |
| **EFFECT ON THE INCOME STATEMENT** | **5,713** | **1,152,148** |

In addition, in the Tariff Review process of Copel DIS of 06.24.2021, the amount of R$ 702,000 was transferred to the Sector Financial Liability account, as necessary in Note No. 9.2, of which R$ 578,603 referring to the portion of tax credits to be returned to the consumer and R$ 123,397 of the amounts remeasured from March to June 2020.

13.2.2 Pis and Cofins credit on ICMS – Copel Telecomunicações e Compagás

On May 15, 2020, Copel Telecomunicações S.A. obtained, in preliminary decision, the preliminary injunction favorable to the Company, suspending the payment of a portion of Pis and Cofins, recognizing that ICMS should not be included in the calculation basis of these contributions. Therefore, the Company suspended the payment of this additional amount and accrued the amounts awaiting the final decision on the merits. The balances of this liability, totaling R$ 4,181 as of March 31, 2021, were recorded in the line of liabilities associated with assets classified as held for sale.

After the judgment of the motion for clarification filed by the Union in RE No. 574.706, Opinion No. 7.698/21 was published by the Attorney General of the National Treasury, in which the body directs the Tax Administration to stop setting up tax credits contrary to the Supreme Court's decision, as well as guaranteeing to any and all taxpayers the right to recover, in the administrative area, amounts that were improperly collected as PIS and COFINS.

Based on this understanding and on the opinion of its legal advisors, the Management carried out the reversal of the amounts provisioned as of May 15, 2020, and constituted a tax credit to be recovered, which totals R$ 20,728 on June 30, 2021.

The Company is awaiting the closing of its lawsuit to start offsetting the tax credit amounts.

The balance also contains the record resulting from the final and unappealable decision of the lawsuit records in which Compagás discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the the favorable ruling, Compagás recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at updated balance, on June 30, 2021, is R$82,240.

### 13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **Income before IRPJ and CSLL** | **1,657,324** | **2,094,870** | **2,296,057** | **3,145,608** |
| **IRPJ and CSLL (34%)** | **(563,490)** | **(712,256)** | **(780,659)** | **(1,069,507)** |
| **Tax effects on:** | | | | |
| Equity in income | 516,737 | 707,745 | 51,954 | 9,308 |
| Interest on own capital | 45,625 | - | 45,625 | - |
| Dividends | 247 | - | 248 | - |
| Non deductible expenses | (542) | (2,789) | (8,248) | (8,297) |
| Tax incentives | 68 | 142 | 6,804 | 8,051 |
| Unrecognized income and social contribution tax loss carry-forwards | - | - | 80,833 | (49,415) |
| Difference between the calculation bases of deemed profit and taxable profit | - | - | 26,504 | 36,801 |
| Others | 6 | 12 | (2,882) | 5,305 |
| **Current IRPJ and CSLL** | **(10,987)** | **(10,892)** | **(351,616)** | **(1,000,235)** |
| **Deferred IRPJ and CSLL** | **9,638** | **3,746** | **(228,205)** | **(67,519)** |
| Effective rate - % | 0.1% | 0.3% | 25.3% | 33.9% |

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 04.01.2021 to 06.30.2021 | 04.01.2020 o 06.30.2020 | 04.01.2021 o 06.30.2021 | 04.01.2020 o 06.30.2020 |
| **Income before IRPJ and CSLL** | **921,092** | **1,593,201** | **1,268,969** | **2,383,573** |
| **IRPJ and CSLL (34%)** | **(313,171)** | **(541,689)** | **(431,449)** | **(810,415)** |
| **Tax effects on:** | | | | |
| Equity in income | 296,274 | 536,541 | 22,464 | 1,532 |
| Dividends | 247 | - | 248 | - |
| Non deductible expenses | (335) | (2,778) | (1,274) | (4,531) |
| Tax incentives | 68 | 83 | 3,781 | 4,477 |
| Unrecognized income and social contribution tax loss carry-forw ards | - | - | 83,968 | (32,981) |
| Difference betw een the calculation bases of deemed profit and taxable profit | - | - | 14,947 | 28,387 |
| Others | 6 | 6 | (4,657) | 3,059 |
| **Current IRPJ and CSLL** | **(10,987)** | **(7,418)** | **(69,511)** | **(742,920)** |
| **Deferred IRPJ and CSLL** | **(5,924)** | **(419)** | **(242,461)** | **(67,552)** |
| Effective rate - % | 1.8% | 0.5% | 24.6% | 34.0% |

## 14. Prepaid Expenses

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Program for incentive to alternative energy sources - Proinfa | 22,519 | 22,408 |
| Insurance premiums | 12,707 | 14,453 |
| Others | 1,688 | 170 |
| | **36,914** | **37,031** |
| **Current** | **35,270** | **36,987** |
| **Noncurrent** | **1,644** | **44** |

## 15. Receivables from Related Parties

| | Parent Company | |
|---|---|---|
| | 06.30.2021 | 12.31.2020 |
| **Current assets** | | |
| **Subsidiaries** | | |
| UEG Araucária - mutual (15.2) | - | 33,572 |
| Structure sharing | 6,013 | 6,726 |
| **Nocurrent assets** | | |
| **Subsidiaries** | | |
| Copel DIS (15.1) | 134,685 | 140,337 |
| **Current liabilities** | | |
| **Subsidiaries** | | |
| Copel CTE - mutual (15.3) | - | 282,817 |
| Structure sharing | 528 | 833 |
| **Current liabilities** | | |
| **Subsidiaries** | | |
| Elejor advance | 5,851 | 5,851 |

### 15.1 Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

### 15.2 UEGA - Loan Agreement

On February 20, 2020, a loan agreement was signed between Companhia Paranaense de Energia - Copel (lender) and UEG Araucária Ltda. - UEGA (borrower), with approval of limits plus IOF (tax on financial transactions) and interest of 119 % of CDI, in order to provide funds to finance the company's activities and business. The financial income in the period ended on June 30, 2020 was R$67 (R$40 on June 30, 2020). On April 29, 2021 the loan was paid off.

### 15.3 15.3 Copel Telecomunicações – Intercompany Loan Agreement

On June 19, 2020, a loan agreement was entered into by and between Copel Telecomunicações S.A. (lender) and Companhia Paranaense de Energia - Copel (borrower), with approval of limits increased by IOF and interest of 120% of CDI, in order to provide funds for the financing of the company's activities and businesses and effective until June 30, 2021. The amount of financial expense in the period ended on March 31, 2021 was R$1,646. The full amount was settled on June 30, 2021, with remunerative interest in the amount of R$7,688, income taxes in the amount of R$ 1,346 and financial expenses in the amount of R$ 2,367 as a result of the period.

## 16. Judicial Deposits

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| **Taxes claims** | **125,057** | **125,227** | **359,006** | **346,659** |
| **Labor claims** | **480** | **440** | **91,984** | **72,263** |
| **Civil** | | | | |
| Civil | - | - | 73,863 | 57,006 |
| Easements | - | - | 8,752 | 7,156 |
| Customers | - | - | 3,600 | 3,479 |
| | - | - | **86,215** | **67,641** |
| **Others** | **117** | **71** | **136** | **183** |
| | **125,654** | **125,738** | **537,341** | **486,746** |

# 17. Investments

## 17.1 Changes in investments

| Parent Company | Balance as of January 1, 2021 | Equity | Investment/ AFAC | Capital/ AFAC decrease | Amorti-zation | Reclassi-fication (a) | Balance as of June 30, 2021 |
|---|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | | |
| Copel GeT | 10,732,734 | 1,044,643 | - | - | - | - | 11,174,749 |
| Copel DIS | 7,212,915 | 405,076 | - | - | - | - | 7,197,089 |
| Copel TEL | 757,799 | 51,755 | - | (25,000) | - | - | 817,312 |
| Copel TEL - Reclassification (a) | (758,742) | - | - | - | - | (10,151) | (768,893) |
| Copel SER | 29,386 | (61) | 1,600 | (28,000) | - | - | - |
| Copel Energia | 356,922 | 44,876 | 2,170 | - | - | - | 403,968 |
| UEG Araucária (17.2) | 48,355 | 56,436 | - | - | - | - | 104,791 |
| Compagás (17.2) | 252,481 | 26,588 | - | - | - | - | 252,089 |
| Bejor (17.2) | 9,443 | (9,443) | - | - | - | - | - |
| Bejor - concession rights | 11,499 | - | - | - | (376) | - | 11,123 |
| | **18,652,792** | **1,619,870** | **3,770** | **(53,000)** | **(376)** | **(10,151)** | **19,192,228** |
| **Joint Ventures** | | | | | | - | - |
| Voltalia São Miguel do Gostoso I (17.3) | 107,721 | (1,778) | - | - | - | - | 105,943 |
| Voltalia São Miguel do Gostoso - authorization rights | 9,671 | - | - | - | (184) | - | 9,487 |
| Solar Paraná | 6,831 | (69) | 100 | - | - | - | 6,862 |
| | **124,223** | **(1,847)** | **100** | **-** | **(184)** | **-** | **122,292** |
| **Associates** | | | | | | | |
| Dona Francisca Energética (17.4) | 28,147 | 4,437 | - | - | - | - | 23,005 |
| Other | 1,940 | - | - | - | - | - | 1,940 |
| | **30,087** | **4,437** | **-** | **-** | **-** | **-** | **24,945** |
| | **18,807,102** | **1,622,460** | **3,870** | **(53,000)** | **(560)** | **(10,151)** | **19,339,465** |

(a) Reclassification to Ativos classificados como mantidos para venda (NE nº 41).
AFAC - Advance for future capital increase
JSCP - Interest on capital

| Consolidated | Balance as of January 1, 2021 | Equity | Investment/ AFAC | Amorti-zation | Dividends and JSCP | Balance as of June 30, 2021 |
|---|---|---|---|---|---|---|
| **Joint Ventures (17.3)** | | | | | | |
| Voltalia São Miguel do Gostoso I | 107,721 | (1,778) | - | - | - | 105,943 |
| Voltalia São Miguel do Gostoso - authorization rights | 9,671 | - | - | (184) | - | 9,487 |
| Caiuá | 95,362 | 5,697 | - | - | - | 101,059 |
| Integração Maranhense | 148,581 | 9,051 | - | - | - | 157,632 |
| Matrinchã | 734,503 | 41,338 | - | - | (9,254) | 766,587 |
| Guaraciaba | 361,170 | 14,853 | - | - | (4,966) | 371,057 |
| Paranaíba | 203,681 | 17,108 | - | - | (6,897) | 213,892 |
| Mata de Santa Genebra | 661,430 | 39,483 | - | - | - | 700,913 |
| Cantareira | 359,686 | 17,373 | - | - | - | 377,059 |
| Solar Paraná | 6,831 | (69) | 100 | - | - | 6,862 |
| | **2,688,636** | **143,056** | **100** | **(184)** | **(21,117)** | **2,810,491** |
| **Associates** | | | | | | |
| Dona Francisca Energética (17.4) | 28,147 | 4,437 | - | - | (9,579) | 23,005 |
| Foz do Chopim Energética (17.4) | 9,986 | 5,312 | - | - | (2,831) | 12,467 |
| Other | 1,940 | - | - | - | - | 1,940 |
| | **40,073** | **9,749** | **-** | **-** | **(12,410)** | **37,412** |
| **Investment property** | **808** | **-** | **-** | **(3)** | **-** | **805** |
| | **2,729,517** | **152,805** | **100** | **(187)** | **(33,527)** | **2,848,708** |

## 17.2 Subsidiaries with non-controlling interests

### 17.2.1 Summarized financial information

| | Compagás | Elejor | UEG Araucária |
|---|---|---|---|
| **ASSETS** | **799,226** | **749,853** | **778,809** |
| Current assets | 287,387 | 197,876 | 456,298 |
| Noncurrent assets | 511,839 | 551,977 | 322,511 |
| **LIABILITIES** | **799,226** | **749,853** | **778,809** |
| Current liabilities | 214,389 | 106,927 | 255,646 |
| Noncurrent liabilities | 90,544 | 675,486 | 6,937 |
| Equity | 494,293 | (32,560) | 516,226 |
| **STATEMENT OF INCOME** | | | |
| Operating revenues | 351,685 | 87,679 | 799,360 |
| Operating costs and expenses | (273,335) | (32,718) | (524,685) |
| Financial results | 1,597 | (124,775) | 1,348 |
| Equity in earnings of investees | - | - | - |
| Income tax and social contribution | (27,811) | 23,764 | 1,992 |
| **Net income (loss)** | **52,136** | **(46,050)** | **278,015** |
| Other comprehensive income | - | - | - |
| **Total comprehensive income** | **52,136** | **(46,050)** | **278,015** |
| **STATEMENTS OF CASH FLOWS** | | | |
| Cash flows from operational activities | 76,471 | 81,686 | 45,480 |
| Cash flows from investment activities | (7,684) | (2,063) | - |
| Cash flows from financing activities | (35,691) | - | (33,554) |
| **TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS** | **33,096** | **79,623** | **11,926** |
| Cash and cash equivalents at the beginning of the year | 110,659 | 51,616 | 64,806 |
| Cash and cash equivalents at the end of the year | 143,755 | 131,239 | 76,732 |
| **CHANGE IN CASH AND CASH EQUIVALENTS** | **33,096** | **79,623** | **11,926** |

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

### 17.2.2 Changes in equity attributable to non-controlling shareholders

| Participation in capital stock | Compagás 49% | Elejor 30% | UEG Araucária 18,8% | Consolidated |
|---|---|---|---|---|
| **Balance as of January 1, 2021** | **242,578** | **4,046** | **44,783** | **291,407** |
| Net income (loss) | 25,547 | (13,815) | 52,267 | 63,999 |
| Dividends | (25,920) | - | - | (25,920) |
| **Balance as of June 30, 2021** | **242,205** | **(9,769)** | **97,050** | **329,486** |

### 17.3 Summarized information on the main joint ventures

| Balance as of June 30, 2021 | Voltalia | Caiuá | Integração Maranhense | Matrinchã | Guaraciaba | Paranaíba | Mata de Santa Genebra | Cantareira |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | **218,415** | **276,034** | **497,001** | **2,567,595** | **1,308,611** | **1,758,052** | **2,758,397** | **1,620,878** |
| **Current assets** | **3,638** | **32,126** | **67,358** | **449,606** | **184,494** | **205,920** | **346,652** | **173,966** |
| Cash and cash equivalents | 3,583 | 7,929 | 10,442 | 170,198 | 54,377 | 45,465 | 50,659 | 28,893 |
| Other current assets | 55 | 24,197 | 56,916 | 279,408 | 130,117 | 160,455 | 295,993 | 145,073 |
| **Noncurrent assets** | **214,777** | **243,908** | **429,643** | **2,117,989** | **1,124,117** | **1,552,132** | **2,411,745** | **1,446,912** |
| **LIABILITIES** | **218,415** | **276,034** | **497,001** | **2,567,595** | **1,308,611** | **1,758,052** | **2,758,397** | **1,620,878** |
| **Current liabilities** | **2,202** | **16,623** | **50,280** | **200,444** | **98,424** | **98,768** | **154,123** | **50,706** |
| Financial liabilities | - | 7,377 | 13,154 | 86,632 | 31,782 | 50,348 | 107,299 | 41,140 |
| Other current liabilities | 2,202 | 9,246 | 37,126 | 113,812 | 66,642 | 48,420 | 46,824 | 9,566 |
| **Noncurrent liabilities** | - | **53,169** | **125,019** | **802,688** | **452,929** | **786,255** | **1,205,245** | **800,664** |
| Financial liabilities | - | 39,235 | 59,140 | 706,135 | 435,490 | 539,483 | 1,187,006 | 477,553 |
| Other noncurrent liabilities | - | 13,934 | 65,879 | 96,553 | 17,439 | 246,772 | 18,239 | 323,111 |
| **Equity** | **216,213** | **206,242** | **321,702** | **1,564,463** | **757,258** | **873,029** | **1,399,029** | **769,508** |
| **STATEMENT OF INCOME** | | | | | | | | |
| Net operating income | - | 18,208 | 29,818 | 164,315 | 78,784 | 132,848 | 188,136 | 95,689 |
| Operating costs and expenses | (35) | (2,708) | (2,018) | (14,139) | (11,588) | (8,509) | (16,688) | (20,744) |
| Financial results | 47 | (1,426) | (2,232) | (37,636) | (21,096) | (24,512) | (51,832) | (21,244) |
| Equity in income of subsidiaries | (3,636) | - | - | - | - | - | - | - |
| Income tax and social contribution | (2) | (2,445) | (7,097) | (28,178) | (15,672) | (29,996) | (40,806) | (18,247) |
| **Net income (loss)** | **(3,626)** | **11,629** | **18,471** | **84,362** | **30,428** | **69,831** | **78,810** | **35,454** |
| Other comprehensive income | - | - | - | - | - | - | - | - |
| **Total comprehensive income** | **(3,626)** | **11,629** | **18,471** | **84,362** | **30,428** | **69,831** | **78,810** | **35,454** |
| Investment interest - % | 49.0 | 49.0 | 49.0 | 49.0 | 49.0 | 24.5 | 50.1 | 49.0 |
| Investment book value | 105,943 | 101,059 | 157,632 | 766,587 | 371,057 | 213,892 | 700,913 | 377,059 |

As of June 30, 2021, Copel's interest in the contingent liabilities of its joint ventures is equivalent to R$235,064 (R$227,467 as of December 31, 2020).

### 17.4 Summarized information of the main associates

| Balance as of June 30, 2021 | Dona Francisca | Foz do Chopim |
|---|---|---|
| **ASSETS** | **125,269** | **39,815** |
| Current assets | 14,321 | 11,185 |
| Noncurrent assets | 110,948 | 28,630 |
| **LIABILITIES** | **125,269** | **39,815** |
| Current liabilities | 24,121 | 4,962 |
| Noncurrent liabilities | 1,239 | - |
| Equity | 99,909 | 34,853 |
| **STATEMENT OF INCOME** | | |
| Net operating income | 33,762 | 26,866 |
| Operating costs and expenses | (13,534) | (9,191) |
| Financial income (expense) | 192 | (1,911) |
| Income tax and social contribution | (1,151) | (911) |
| **Net income** | **19,269** | **14,853** |
| Other comprehensive income | - | - |
| **Total comprehensive income** | **19,269** | **14,853** |
| Investment interest - % | 23.0300 | 35.77 |
| Investment book value | 23,005 | 12,467 |

As of June 30, 2021, Copel's interest in the contingent liabilities of its associates is equivalent to R$1,553 (R$1,428 as of December 31, 2020).

# 18. Property, Plant and Equipment

## 18.1 Property, plant and equipment by asset class

| Consolidated | Cost | Accumulated depreciation | 06.30.2021 | Cost | Accumulated depreciation | 12.31.2020 |
|---|---|---|---|---|---|---|
| **In service** | | | | | | |
| Reservoirs, dams and aqueducts | 8,085,366 | (4,691,490) | 3,393,876 | 8,081,989 | (4,600,598) | 3,481,391 |
| Machinery and equipment | 7,644,581 | (2,757,579) | 4,887,002 | 7,644,171 | (2,619,939) | 5,024,232 |
| Buildings | 1,962,667 | (1,109,092) | 853,575 | 1,968,591 | (1,096,016) | 872,575 |
| Land | 507,643 | (43,577) | 464,066 | 490,177 | (38,269) | 451,908 |
| Vehicles and aircraft | 38,340 | (36,884) | 1,456 | 44,617 | (42,725) | 1,892 |
| Furniture and tools | 22,700 | (16,151) | 6,549 | 22,314 | (15,498) | 6,816 |
| (-) Impairment (18.4) | (788,735) | - | (788,735) | (925,521) | - | (925,521) |
| (-) Impairment (18.5) | (25,939) | - | (25,939) | (27,928) | - | (27,928) |
| (-) Special Obligations | (332) | 107 | (225) | (332) | 81 | (251) |
| | **17,446,291** | **(8,654,666)** | **8,791,625** | **17,298,078** | **(8,412,964)** | **8,885,114** |
| **In progress** | | | | | | |
| Cost | 750,103 | - | 750,103 | 734,507 | - | 734,507 |
| (-) Impairment (18.4) | (133,492) | - | (133,492) | (120,308) | - | (120,308) |
| (-) Impairment (18.5) | (750) | - | (750) | (3,853) | - | (3,853) |
| | **615,861** | - | **615,861** | **610,346** | - | **610,346** |
| | **18,062,152** | **(8,654,666)** | **9,407,486** | **17,908,424** | **(8,412,964)** | **9,495,460** |

## 18.2 Changes in property, plant and equipment

| Consolidated | Balance as of January 1, 2021 | Additions / Impairment | Depreciation | Loss on disposal | Transfers | Balance as of June 30, 2021 |
|---|---|---|---|---|---|---|
| **In service** | | | | | | |
| Reservoirs, dams and aqueducts | 3,481,391 | - | (89,662) | 2,147 | - | 3,393,876 |
| Machinery and equipment | 5,647,220 | - | (212,404) | (20,018) | 62,783 | 5,477,581 |
| Buildings | 872,575 | - | (19,494) | (354) | 848 | 853,575 |
| Land | 451,908 | - | (5,309) | (607) | 18,074 | 464,066 |
| Vehicles and aircraft | 1,892 | - | (462) | (68) | 94 | 1,456 |
| Furniture and tools | 6,816 | - | (755) | (37) | 525 | 6,549 |
| (-) Impairment (18.4) | (925,521) | 136,786 | - | - | - | (788,735) |
| (-) Impairment (18.5) | (27,928) | 1,989 | - | - | - | (25,939) |
| (-) Special Obligations | (251) | - | 26 | - | - | (225) |
| (-) Reclassification (a) | (622,988) | - | - | - | 32,409 | (590,579) |
| | **8,885,114** | **138,775** | **(328,060)** | **(18,937)** | **114,733** | **8,791,625** |
| **In progress** | | | | | | |
| Cost | 795,816 | 107,938 | - | (4,712) | (80,824) | 818,218 |
| (-) Impairment (18.4) | (120,308) | (13,184) | - | - | - | (133,492) |
| (-) Impairment (18.5) | (3,853) | 3,103 | - | - | - | (750) |
| (-) Reclassification (a) | (61,309) | - | - | - | (6,806) | (68,115) |
| | **610,346** | **97,857** | - | **(4,712)** | **(87,630)** | **615,861** |
| | **9,495,460** | **236,632** | **(328,060)** | **(23,649)** | **27,103** | **9,407,486** |

(a) Reclassification to Assets classified as held for sale (Note 41).

### 18.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

| Joint operations | Share Copel GeT (%) | Annual average rate (%) | 06.30.2021 | 12.31.2020 |
|---|---|---|---|---|
| **HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul** | **51.0** | | | |
| In service | | | 859,917 | 859,917 |
| (-) Accumulated depreciation | | 3.43 | (250,180) | (235,454) |
| In progress | | | 22,728 | 24,827 |
| | | | **632,465** | **649,290** |
| **HPP Baixo Iguaçu** | **30.0** | | | |
| In service | | | 691,754 | 691,833 |
| (-) Accumulated depreciation | | 3.29 | (53,153) | (41,803) |
| In progress | | | 52,351 | 50,114 |
| | | | **690,952** | **700,144** |
| | | | **1,323,417** | **1,349,434** |

### 18.4 Impairment of generation segment assets

The projects with impairment balances recorded at June 30, 2021 are the following:

| Consolidated | Property, Plant and Equipment | | | |
|---|---|---|---|---|
| | Cost | Depreciation | Impairment | Value in use |
| HPP Colíder | 2,480,588 | (213,186) | (696,697) | 1,570,705 |
| UEGA | 701,524 | (453,844) | - | 247,680 |
| Consórcio Tapajós (a) | 14,879 | - | (14,879) | - |
| Power plants in Paraná | 984,492 | (89,079) | (210,651) | 684,762 |
| | **4,181,483** | **(756,109)** | **(922,227)** | **2,503,147** |

(a) Project under development

The table below shows the changes in the impairment for the period:

| Consolidated | Balance as of January 1, 2021 | Impairment | Balance as of June 30, 2021 |
|---|---|---|---|
| **In service** | | | |
| UHE Colíder | (683,193) | (13,504) | (696,697) |
| UEGA | (138,777) | 138,777 | - |
| Power plants in Paraná | (103,551) | 11,513 | (92,038) |
| | **(925,521)** | **136,786** | **(788,735)** |
| **In progress** | | | |
| Consórcio Tapajós | (14,464) | (415) | (14,879) |
| Power plants in Paraná | (105,844) | (12,769) | (118,613) |
| | **(120,308)** | **(13,184)** | **(133,492)** |
| | **(1,045,829)** | **123,602** | **(922,227)** |

18.4.1 UEG Araucaria

In June 2021, the calculation of the value in use considered: i) the Company's assumptions and budgets; ii) generation, dispatch and variable cost assumptions; and, iii) updated discount rate after taxes in constant currency by 7.87% p.a. (in 2020, 7.87% p.a.), which derive from the WACC methodology for the electricity generation segment, plus additional risk associated with revenue variation. By reviewing the assumptions and budget, the full reversal of the balance provisioned for losses in previous periods were recognized, mainly in view of the increase in energy demand in the country, a consequence of the unfavorable hydrological conditions of the period associated with the ONS operating policy to guarantee energy supply, which makes the plant's dispatch assumptions take place in a longer period than previous projections.

**18.5 Property, Plant and Equipment of Copel Telecomunicações**

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment. The impairment recorded on June 30, 2021 is due to the estimate of losses due to customer deactivation and comprises the balance of Assets held for sale, as a result of the divestment process of Copel Telecomunicações and the reclassifications carried out in compliance with accounting standards, as described in Note 41.

**18.6 New plants under construction**

18.6.1 SHPP Bela Vista

With estimated investment of R$224,000, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW mean, is being built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the Paraná State.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW mean in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second generation units on June 12, 2021 an July 10, 2021, respectively. The entry into commercial operation of the third and fourth units is scheduled for the end of August.

18.6.2 Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW mean, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW mean in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May and July 2022, on a phased basis, by wind turbine.

## 19. Intangible assets

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Concession agreement - distribution of electricity (19.1) | 6,314,484 | 6,203,387 |
| Generation concession agreements/ authorization (19.2) | 537,522 | 553,840 |
| Concession agreement - piped gas distribution (19.3) | 114,021 | 132,366 |
| Others (19.4) | 39,119 | 39,863 |
| | **7,005,146** | **6,929,456** |

### 19.1 Power distribution service concession

| Consolidated | Intangible asset in service | Special liabilities in service | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **8,953,486** | **(2,750,099)** | **6,203,387** |
| Transfers from contract assets (Note 11.1) | 360,333 | (44,211) | 316,122 |
| Transfers to other receivables | (2,947) | - | (2,947) |
| Amortization of quotas - concession (a) | (255,306) | 70,900 | (184,406) |
| Amortization of quotas - PIS/Pasep and Cofins credits | (5,258) | - | (5,258) |
| Loss on disposal | (12,414) | - | (12,414) |
| **Balance as of June 30, 2021** | **9,037,894** | **(2,723,410)** | **6,314,484** |

(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

### 19.2 Generation concession agreements

| Consolidated | Concession contract (a) in service | Concession and authorization rights | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **195,622** | **358,218** | **553,840** |
| Amortization of quotas - concession and authorization (b) | (8,825) | (7,493) | (16,318) |
| **Balance as of June 30, 2021** | **186,797** | **350,725** | **537,522** |

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

### 19.3 Piped gas distribution service concession

| Consolidated | Total |
|---|---|
| **Balance as of January 1, 2021** | **132,366** |
| Transfers from contract assets (Note 11.2) | 1,205 |
| Transfers from accounts receivable - concessions (Note 10.2) | (543) |
| Amortization of quotas - concession | (19,007) |
| **Balance as of June 30, 2021** | **114,021** |

### 19.4 Other intangible assets

| Consolidated | in service | in progress | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **19,209** | **20,654** | **39,863** |
| Acquisitions | - | 3,655 | 3,655 |
| Transfers from property, plant and equipment | 70 | (32) | 38 |
| Capitalizations for intangible in service | 4,409 | (4,409) | - |
| Amortization of quotas (a) | (4,974) | - | (4,974) |
| Amortization of quotas - PIS/Pasep and Cofins credits | (3) | - | (3) |
| (-) Reclassification (b) | (95) | 635 | 540 |
| **Balance as of June 30, 2021** | **18,616** | **20,503** | **39,119** |

(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 41).

## 20. Payroll, Social Charges and Accruals

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| **Social security liabilities** | | | | |
| Taxes and social contribution | 1,308 | 1,609 | 31,436 | 42,748 |
| Social security charges on paid vacation and 13th salary | 1,480 | 907 | 36,778 | 29,742 |
| | **2,788** | **2,516** | **68,214** | **72,490** |
| **Labor liabilities** | | | | |
| Payroll, net | - | - | 67 | - |
| Vacation and 13th salary | 4,755 | 2,978 | 121,267 | 100,175 |
| Provisons by performance and profit sharing | 13,964 | 11,263 | 562,072 | 483,110 |
| Voluntary retirement program | - | - | 20,908 | 28,071 |
| Other liabilities | - | 2 | - | 200 |
| | **18,719** | **14,243** | **704,314** | **611,556** |
| | **21,507** | **16,759** | **772,528** | **684,046** |

## 21. Accounts Payable to Suppliers

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Energy supplies | 1,282,478 | 1,393,899 |
| Materials and supplies | 681,225 | 671,458 |
| Natural gas for resale | 55,030 | 38,574 |
| Charges for use of grid system | 316,625 | 332,521 |
| | **2,335,358** | **2,436,452** |
| **Current** | **2,206,102** | **2,291,307** |
| **Noncurrent** | **129,256** | **145,145** |

## 22. Loans and Financing

| Consolidated<br>Contracts | Company | Allocation | Guarantees | Issue Date | Number of installment | Final maturity | Payment of charges | Contractual financial charges p.y. | Effective interest rate p.y. | Contract amount | 06.30.2021 | 12.31.2020 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **FOREIGN CURRENCY** | | | | | | | | | | | | |
| **National Treasury Department (STN - *Secretaria do Tesouro Nacional*)** | | | | | | | | | | | | |
| Par Bond | Copel | Debt negotiation | Guarantees deposited (22.1). | 05.20.1998 | 1 | 04.11.2024 | Half-yearly | 6.0% + 0.20% | 6.0% + 0.20% | 17,315 | 79,658 | 82,933 |
| Discount Bond | Copel | Debt negotiation | Guarantees deposited (22.1). | 05.20.1998 | 1 | 04.11.2024 | Half-yearly | 2.8125% + 0,20% | 2.8125% + 0,20% | 12,082 | 55,027 | 57,404 |
| **Total foreign currency** | | | | | | | | | | | **134,685** | **140,337** |
| **LOCAL CURRENCY** | | | | | | | | | | | | |
| **Banco do Brasil** | | | | | | | | | | | | |
| CCB 306.401.381 (a) | Copel HOL | Working capital. | Credit assignment. | 07.21.2015 | 2 | 03.25.2023 | Quarterly | 135.00% of DI | 145.46% of DI | 640,005 | 640,424 | 640,177 |
| | | | | | | | | | | | **640,424** | **640,177** |
| **Caixa Econômica Federal** | | | | | | | | | | | | |
| 415.855-22/14 | Copel DIS | Rural Electricity Program - *Luz para Todos*. | Own revenue; issue of promissory notes and commercial duplicates. | 03.31.2015 | 120 | 12.08.2026 | Monthly | 6.0% | 6.0% | 16,984 | 10,536 | 11,496 |
| 3153-352 | Copel DIS | Acquisition of machinery, equipment and IT and automation equipment. | Assignment of trade notes receivable. | 11.01.2016 | 36 | 12.15.2021 | Monthly | 5.5 % above TJLP | 5.5 % above TJLP | 1,156 | 81 | 165 |
| | | | | | | | | | | | **10,617** | **11,661** |
| **Banco do Brasil - BNDES Transfer** | | | | | | | | | | | | |
| 21/02000-0 | Copel GeT | Implementation of Mauá HPP. | Revenue from energy sales from the plant. | 04.16.2009 | 179 | 01.15.2028 | Monthly | 2.13% above TJLP | 2.13% above TJLP | 169,500 | 77,999 | 83,936 |
| | | | | | | | | | | | **77,999** | **83,936** |

(a) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.

(continued)

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

| Consolidated<br>Contracts | Company | Allocation | Guarantees | Issue Date | Number of Installment | Final maturity | Payment of charges | Contractual financial charges p.y. | Effective interest rate p.y. | Contract amount | 06.30.2021 | 12.31.2020 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BNDES | | | | | | | | | | | | |
| 820989.1 | Copel GeT | Implementation of Mauá HPP. | Revenue from energy sales from the plant. | 03.17.2009 | 179 | 01.15.2028 | Monthly | 1.63% above TJLP | 1.63% above TJLP | 169,500 | 77,999 | 83,935 |
| 1120952.1 | | Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations. | Assignment of receivables; revenue from energy transmission services. | 12.16.2011 | 168 | 04.15.2026 | Monthly | 1.82% and 1.42% above TJLP | 1.82% and 1.42% above TJLP | 44,723 | 16,089 | 17,756 |
| 1220768.1 | | Implementation of Cavernoso II SHP. | Revenue from energy sales from the plant. | 09.28.2012 | 192 | 07.15.2029 | Monthly | 1.36% above TJLP | 1.36% above TJLP | 73,122 | 38,988 | 41,405 |
| 13211061 | | Implementation of Colider HPP. | Assignment of receivables | 12.04.2013 | 192 | 10.15.2031 | Monthly | 0% and 1.49% above TJLP | 6.43% and 7.68% | 1,041,155 | 713,456 | 748,083 |
| 13210331 | | Implementation of Cerquilho III substation. | | 12.03.2013 | 168 | 08.15.2028 | Monthly | 1.49% and 1.89% above TJLP | 1.49% and 1.89% above TJLP | 17,644 | 9,411 | 10,069 |
| 15206041 | | Implementation of transmission line Assis - Paraguaçu Paulista II. | | 12.28.2015 | 168 | 06.15.2030 | Monthly | 2.42% above TJLP | 9.04% | 34,265 | 19,209 | 20,280 |
| 15205921 | | Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim. | | 12.28.2015 | 168 | 12.15.2029 | Monthly | 2.32% above TJLP | 8.93% | 21,584 | 11,493 | 12,171 |
| 18205101 | | Implementation of Baixo Iguaçu HPP. | | 11.22.2018 | 192 | 06.15.2035 | Monthly | 1.94% above TJLP | 8.5% | 194,000 | 177,714 | 184,087 |
| 19207901- A+B+E+F+G+H | | Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste. | | 06.03.2020 | 279 | 12.15.2043 | Monthly | IPCA + 4.8165% | IPCA + 4.8570% | 206,882 | 162,859 | 158,351 |
| 19207901- C+D+I+J | | Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza. | | 06.03.2020 | 267 | 12.15.2043 | Monthly | IPCA + 4.8165% | IPCA + 4.8570% | 225,230 | 118,505 | 110,699 |
| 14205611-A | Copel DIS | Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE). | Surety of Copel; assignment of revenues and indemnity rights under the concession. | 12.15.2014 | 72 | 01.15.2021 | Monthly | 2.09% above TJLP | 8.37% | 41,583 | - | 585 |
| 14205611-B | | | | 12.15.2014 | 6 | 02.15.2021 | Annual | 2.09 above TR BNDES | 2.09 above TR BNDES | 17,821 | - | 4,329 |
| 14205611-C | | | | 12.15.2014 | 113 | 06.15.2024 | Monthly | 6.0% | 6.0% | 78,921 | 23,511 | 27,434 |
| 14205611-D | | | | 12.15.2014 | 57 | 02.15.2021 | Monthly | TJLP | TJLP | 750 | - | 2 |
| 14.2.1271.1 | Santa Maria | Construction and implementation of wind generating plants. | Surety of Copel; pledge of shares; assignment of receivables and revenues. | 06.01.2015 | 192 | 08.15.2031 | Monthly | 1.66% above TJLP | 8.26% | 71,676 | 39,706 | 41,665 |
| 14.2.1272.1 | Santa Helena | | | 06.01.2015 | 192 | 08.15.2031 | Monthly | 1.66% above TJLP | 8.26% | 82,973 | 43,083 | 45,208 |
| 11211521 | GE Farol | | Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment. | 03.19.2012 | 192 | 06.15.2030 | Monthly | 2.34% above TJLP | 2.34% above TJLP | 54,100 | 35,510 | 37,470 |
| 11211531 | GE Boa Vista | | | 03.19.2012 | 192 | 06.15.2030 | Monthly | 2.34% above TJLP | 2.34% above TJLP | 40,050 | 26,251 | 27,701 |
| 11211541 | GE S.B. do Norte | | | 03.19.2012 | 192 | 06.15.2030 | Monthly | 2.34% above TJLP | 2.34% above TJLP | 90,900 | 59,537 | 62,824 |
| 11211551 | GE Olho D'Água | | | 03.19.2012 | 192 | 06.15.2030 | Monthly | 2.34% above TJLP | 2.34% above TJLP | 97,000 | 63,584 | 67,096 |
| 18204611 | Cutia | | Pledge of shares; assignment of receivables. | 10.10.2018 | 192 | 07.15.2035 | Monthly | 2.04% above TJLP | 8.37% | 619,405 | 575,721 | 588,169 |
| 13212221 - A | Costa Oeste | Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation. | Assignment of receivables; 100% of pledged shares. | 12.03.2013 | 168 | 11.30.2028 | Monthly | 1.95% + TJLP | 1.95% + TJLP | 27,634 | 15,968 | 17,046 |
| 13212221 - B | | | | 12.03.2013 | 106 | 09.30.2023 | Monthly | 3.5% | 3.5% | 9,086 | 1,795 | 2,194 |
| 14205851 - A | Marumbi | Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation. | | 07.08.2014 | 168 | 06.30.2029 | Monthly | 2.00% + TJLP | 2.00% + TJLP | 33,460 | 20,730 | 22,029 |
| 14205851 - B | | | | 07.08.2014 | 106 | 04.30.2024 | Monthly | 6.0% | 6.0% | 21,577 | 6,416 | 7,550 |
| | | | | | | | | | | | 2,267,636 | 2,338,138 |
| Total local currency | | | | | | | | | | | 2,986,676 | 3,073,912 |
| | | | | | | | | | | Gross debt | 3,121,260 | 3,214,249 |
| | | | | | | | | | | (-) Transaction cost | (26,443) | (26,718) |
| | | | | | | | | | | Net debt | 3,096,817 | 3,188,531 |
| | | | | | | | | | | Current | 202,775 | 717,677 |
| | | | | | | | | | | Noncurrent | 2,893,042 | 2,470,854 |

**DI - Interbank Deposit Rate**

**IPCA - Inflation index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)**

**TJLP - Long-term interest rate**

**TR - Referential Rate**

### 22.1 Collateral and Escrow deposits– STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$75,513 (R$78,764 at December 31, 2020), and Discount Bond, in the amount of R$52,530 (R$54,757 at December 31, 2020) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

### 22.2 Breakdown of loans and financing by currency and index

| Consolidated | | 06.30.2021 | % | 12.31.2020 | % |
|---|---|---|---|---|---|
| **Foreign currency - change in currencies in the period (%)** | | | | | |
| U.S. Dollar | (3.95) | 134,685 | 4.35 | 140,337 | 4.40 |
| | | **134,685** | **4.35** | **140,337** | **4.40** |
| **Local currency - indexes at period end (%)** | | | | | |
| TJLP | 4.61 | 2,001,992 | 64.66 | 2,090,340 | 65.56 |
| CDI | 4.15 | 638,093 | 20.61 | 638,431 | 20.02 |
| IPCA | 3.77 | 278,789 | 9.01 | 270,749 | 8.49 |
| Without indexer (annual fixed rate) | - | 42,258 | 1.37 | 48,674 | 1.53 |
| | | **2,961,132** | **95.65** | **3,048,194** | **95.60** |
| | | **3,095,817** | **100.00** | **3,188,531** | **100.00** |

### 22.3 Maturity of noncurrent installments

| | Parent Company | | | Consolidated | | |
|---|---|---|---|---|---|---|
| **06.30.2021** | Gross debt | (-) Transaction cost | Net debt | Gross debt | (-) Transaction cost | Net debt |
| 2022 | 320,003 | (682) | 319,321 | 420,346 | (1,554) | 418,792 |
| 2023 | 320,003 | (302) | 319,701 | 522,001 | (2,034) | 519,967 |
| 2024 | 133,516 | - | 133,516 | 331,629 | (1,738) | 329,891 |
| 2025 | - | - | - | 195,723 | (1,735) | 193,988 |
| 2026 | - | - | - | 195,933 | (1,738) | 194,195 |
| After 2026 | - | - | - | 1,249,778 | (13,569) | 1,236,209 |
| | **773,522** | **(984)** | **772,538** | **2,915,410** | **(22,368)** | **2,893,042** |

### 22.4 Changes in loans and financing

| Parent Company | Foreign currency | Local currency | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **140,337** | **638,431** | **778,768** |
| Charges | 3,005 | 12,620 | 15,625 |
| Monetary and exchange variations | (5,489) | - | (5,489) |
| Payment - charges | (3,168) | (12,958) | (16,126) |
| **Balance as of June 30, 2021** | **134,685** | **638,093** | **772,778** |

| Consolidated | Foreign currency | Local currency | Total |
|---|---|---|---|
| **Balance as of January 1, 2021** | **140,337** | **3,048,194** | **3,188,531** |
| Charges | 3,005 | 84,757 | 87,762 |
| Monetary and exchange variations | (5,489) | 12,435 | 6,946 |
| Amortization - principal | - | (101,965) | (101,965) |
| Payment - charges | (3,168) | (82,289) | (85,457) |
| **Balance as of June 30, 2021** | **134,685** | **2,961,132** | **3,095,817** |

(a) Reclassification to Assets classified as held for sale (Note 41).

### 22.5 Covenants

The Company signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2020, all financial indicators measured annually have been fully met. As of June 30, 2021, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented below:

| Company | Contract | Annual financial index | Limit |
|---|---|---|---|
| Copel GeT | BNDES Finem No. 820989.1 - Mauá<br>Banco do Brasil No. 21/02000-0 - Mauá | EBITDA / Net financial results | ≥ 1.3 |
| Copel DIS | BNDES Finem No. 14205611 | Financial indebtedness / adjusted EBITDA | ≤ 4.0 |
| Santa Maria | BNDES Finem No. 14212711 | Debt service coverage ratio | ≥ 1.3 |
| Santa Helena | BNDES Finem No. 14212721 | | |
| São Bento Energia, Investimento e Participações | BNDES Assignment Agreement | Debt service coverage ratio | ≥ 1.3 |
| GE Boa Vista S.A. | BNDES Finem No. 11211531 | | |
| GE Farol S.A. | BNDES Finem No. 11211521 | | |
| GE Olho D´Água S.A. | BNDES Finem No. 11211551 | | |
| GE São Bento do Norte S.A. | BNDES Finem No. 11211541 | | |
| Cutia | BNDES Finem No. 18204611 | Debt service coverage ratio (a) | ≥ 1.2 |
| Costa Oeste | BNDES Finem No. 13212221 | Debt service coverage ratio | ≥ 1.3 |
| Marumbi | BNDES Finem No. 14205851 | Debt service coverage ratio | ≥ 1.3 |

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

## 23. Debentures

| Company | Issue | Characteristics | Allocation | Guarantees | Issue Date | Number of Installment | Final maturity | Payment of charges | Contractual financial charges p.y. | Effective interest rate p.y. | Contract amount | 06.30.2021 | 12.31.2020 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Copel | 7th | (a) | Working capital or used to make investments in the issuer. | Personal guarantee | 01.19.2018 | 2 | 01.19.2021 | Half-yearly | 119.0% of DI | 125.18% of DI | 600,000 | - | 303,101 |
| | 8th | | Payment of the 6th issue of debentures and working capital increase | | 06.14.2019 | 1 | 06.14.2022 | Half-yearly | 106.0% of DI | 110.93% of DI | 500,000 | 500,982 | 500,475 |
| Copel GeT | 3rd | (a) | Working capital or used to make investments in the issuer. | Personal guarantee | 10.20.2017 | 3 | 10.20.2022 | Half-yearly | 126.0% of DI | 131.21% of DI | 1,000,000 | 672,100 | 669,811 |
| | 4th | | Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures. | | 07.23.2018 | 3 | 07.23.2023 | Half-yearly | 126.0% of DI | 133.77% of DI | 1,000,000 | 1,014,485 | 1,010,625 |
| | 5th | (b) | Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim. | | 09.25.2018 | 5 | 09.15.2025 | Half-yearly | IPCA + 7.6475% | IPCA+ 8.3295% | 290,000 | 335,819 | 322,110 |
| | 6th (1st serie) | (c) | Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures. | | 07.15.2019 | 2 | 07.15.2024 | Half-yearly | 109.0% of DI | 111.25% of DI | 800,000 | 810,411 | 807,793 |
| | 6th (2nd serie) | | Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects | | 07.15.2019 | 1 | 07.15.2025 | Half-yearly | IPCA + 3.90% | IPCA+ 4.46% | 200,000 | 224,291 | 215,265 |
| Copel DIS | 3rd | (a) | Working capital or used to make investments in the issuer. | Personal guarantee | 10.20.2017 | 2 | 10.20.2022 | Half-yearly | 126.0% of DI | 130.85% of DI | 500,000 | 504,075 | 502,358 |
| | 4th | | Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures. | | 09.27.2018 | 3 | 09.27.2023 | Half-yearly | DI + spread 2.70% | CDI + 3.96% | 1,000,000 | 1,014,874 | 1,011,796 |
| | 5th (1st serie) | (c) | Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL. | | 11.15.2019 | 3 | 11.15.2027 | Half-yearly | IPCA + 4.20% | IPCA+ 4.61% | 500,000 | 551,788 | 529,349 |
| | 5th (2nd serie) | | Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures. | | 11.15.2019 | 2 | 11.15.2022 | Half-yearly | DI + spread 1.45% | CDI + 1.65% | 350,000 | 352,156 | 351,479 |
| Brisa Potiguar | 2nd (1st serie) | (d) | Implementation of wind generating plants. | Real and personal guarantee and pledge of Copel GeT shares. | 03.24.2016 | 192 | 07.15.2032 | Monthly | TJLP + 2.02% | TJLP + 2.02% | 147,575 | 104,926 | 109,677 |
| | 2nd (2nd serie) | | | | 03.24.2016 | 192 | 07.15.2032 | Monthly | IPCA + 9.87% | IPCA+ 10.92% | 153,258 | 130,130 | 130,449 |
| Cutia | 1st | (b) | Construction and implementation of wind generating plants. | Personal guarantee | 03.20.2019 | 26 | 12.15.2031 | Half-yearly | IPCA + 5.8813% | IPCA+ 6.83% | 360,000 | 360,192 | 353,166 |
| Compagás | 2nd | (e) | Fund investment plan of the issuer. | Floating | 04.15.2016 | 54 | 12.15.2021 | Quarterly | TJLP + 2.17% | TJLP + 2.17% | 33,620 | 1,500 | 3,000 |
| | | | | | | 0 | | | SELIC + 2.17% | SELIC + 2.17% | - | 1,446 | 2,890 |
| | 3rd | (f) | Issuer's investment plan fund. | Real | 12.17.2019 | 18 | 06.28.2021 | Monthly | DI + spread 0.88 | 5.68% | 43,000 | - | 14,475 |
| | | | | | | | | | | | **Gross debt** | **6,579,175** | **6,837,819** |
| | | | | | | | | | | | **(-) Transaction cost** | **(69,907)** | **(80,338)** |
| | | | | | | | | | | | **Net debt** | **6,509,268** | **6,757,481** |
| | | | | | | | | | | | **Current** | **2,086,085** | **1,881,411** |
| | | | | | | | | | | | **Noncurrent** | **4,423,183** | **4,876,070** |

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.
Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.
(f) Simple and registered debentures, with a single series, in private issue, with public distribution of restricted efforts. Guarantor: Compagás. Trustee: Simplific Pavarini DTVM Ltda.

### 23.1 Maturity of noncurrent installments

| | Parent Company | | | Consolidated | | |
|---|---|---|---|---|---|---|
| 06.30.2021 | Gross debt | (-) Transaction cost | Net debt | Gross debt | (-) Transaction cost | Net debt |
| 2022 | - | - | - | 1,515,267 | (8,772) | 1,506,495 |
| 2023 | - | - | - | 1,177,478 | (12,064) | 1,165,414 |
| 2024 | - | - | - | 508,815 | (6,982) | 501,833 |
| 2025 | - | - | - | 520,276 | (5,297) | 514,979 |
| 2026 | - | - | - | 244,055 | (3,756) | 240,299 |
| After 2026 | - | - | - | 506,588 | (12,425) | 494,163 |
| | - | - | - | **4,472,479** | **(49,296)** | **4,423,183** |

### 23.2 Changes in debentures

| | Parent Company | Consolidated |
|---|---|---|
| **Balance as of January 1, 2021** | **801,289** | **6,757,481** |
| Charges and monetary variations | 8,050 | 247,081 |
| Amortization - principal | (300,000) | (335,877) |
| Payment - charges | (9,806) | (139,058) |
| Reclassification (a) | - | (20,359) |
| **Balance as of June 30, 2021** | **499,533** | **6,509,268** |

(a) Reclassification to Assets classified as held for sale (Note 41).

### 23.3 Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

At December 31, 2020, all financial indicators measured annually have been fully met, except the subsidiary Ventos de Santo Uriel, which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, at December 31, 2020, according to a letter from BNDES, with reference AE/DEENE2 No. 186/2020, the commitment of the banking institution not to declare the early maturity of the debenture deed, based on the performance of this ratio in 2020.

As of June 30, 2021, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented as follows:

| Company | Contract | Annual financial index | Limit |
|---|---|---|---|
| Copel | 7th issue of Debentures<br>8th issue of Debentures | Consolidated net debt / Consolidated EBITDA<br>Debt service coverage ratio | ≤ 3.5<br>≥ 1.5 |
| Copel GeT | 3rd issue of Debentures<br>4th issue of Debentures<br>5th issue of Debentures<br>6th issue of Debentures | | |
| Copel DIS | 3rd issue of Debentures<br>4th issue of Debentures<br>5th issue of Debentures | | |
| Copel TEL | 1st issue of Debentures<br>2nd issue of Debentures<br>3rd issue of Debentures | | |
| Compagás | 2nd issue of Debentures | Net debt / EBTIDA | ≤ 3.5 |
| | | General Indebtedness | ≤ 0.7 |
| | 3rd issue of Debentures | Net debt / EBTIDA | ≤ 3.5 |
| Nova Asa Branca I<br>Nova Asa Branca II<br>Nova Asa Branca III<br>Nova Eurus IV<br>Ventos de Santo Uriel | 2nd issue of Debentures | Debt service coverage ratio | ≥ 1.3 |
| Cutia | 1st issue of Debentures | Debt service coverage ratio (a) | ≥ 1.2 |

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

## 24. Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

### 24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

### 24.2 Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

### 24.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 12.31.2020 | 06.30.2021 | 12.31.2020 |
| Pension plans | 6 | 13 | 996 | 1,124 |
| Healthcare plans | 13,142 | 10,142 | 1,516,583 | 1,492,490 |
| | 13,148 | 10,155 | 1,517,579 | 1,493,614 |
| Current | 222 | 226 | 66,697 | 69,231 |
| Noncurrent | 12,926 | 9,929 | 1,450,882 | 1,424,383 |

Amounts recognized in the statement of income are shown below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **Employees** | | | | |
| Pension plans | 263 | 284 | 28,128 | 28,731 |
| Healthcare plan - post employment | 422 | 384 | 58,254 | 47,174 |
| Healthcare plan - active employees | 529 | 464 | 35,889 | 37,943 |
| | **1,214** | **1,132** | **122,271** | **113,848** |
| **Management** | | | | |
| Pension plans | 162 | (15) | 648 | 212 |
| Healthcare plan | 26 | 29 | 76 | 68 |
| | **188** | **14** | **724** | **280** |
| | **1,402** | **1,146** | **122,995** | **114,128** |

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
| **Employees** | | | | |
| Pension plans | 128 | 138 | 13,622 | 14,077 |
| Healthcare plan - post employment | 211 | 192 | 29,126 | 23,585 |
| Healthcare plan - active employees | 266 | 250 | 18,047 | 18,818 |
| | **605** | **580** | **60,795** | **56,480** |
| **Management** | | | | |
| Pension plans | 78 | (114) | 319 | (56) |
| Healthcare plan | 12 | 19 | 43 | 40 |
| | **90** | **(95)** | **362** | **(16)** |
| | **695** | **485** | **61,157** | **56,464** |

### 24.4 Changes in post-employment benefits

| | Parent Company | Consolidated |
|---|---|---|
| **Balance as of January 1, 2021** | **10,155** | **1,493,614** |
| Appropriation of actuarial calculation | 422 | 58,254 |
| Appropriation of pension and healthcare contributions | 2,487 | 58,159 |
| Adjustment related to actuarial gains | 2,688 | - |
| Amortizations | (2,604) | (92,448) |
| **Balance as of June 30, 2021** | **13,148** | **1,517,579** |

## 25. Sectorial Charges Payable

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Energy Development Account - CDE | 34,116 | 5,700 |
| Global Reversal Reserve - RGR | 13,201 | 12,446 |
| Tariff flags | 55,134 | 15,566 |
| | **102,451** | **33,712** |

## 26. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE from April 2021.

### 26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

| Consolidated | Amounts payable, before any related prepayments | Amounts payable to regulatory agencies | Other amounts payable | Balance as of 06.30.2021 | Balance as of 12.31.2020 |
|---|---|---|---|---|---|
| **Research and Development - R&D** | | | | | |
| FNDCT | - | 7,558 | - | 7,558 | 8,085 |
| MME | - | 3,776 | - | 3,776 | 4,041 |
| R&D | 204,405 | 5,065 | 97,794 | 307,264 | 332,746 |
| | **204,405** | **16,399** | **97,794** | **318,598** | **344,872** |
| **Energy efficiency program - EEP** | | | | | |
| Procel | - | 12,401 | - | 12,401 | 5,855 |
| EEP | 51,103 | 31,950 | 235,331 | 318,384 | 314,284 |
| | **51,103** | **44,351** | **235,331** | **330,785** | **320,139** |
| | **255,508** | **60,750** | **333,125** | **649,383** | **665,011** |
| | | | **Circulante** | **360,125** | **380,186** |
| | | | **Não circulante** | **289,258** | **284,825** |

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

### 26.2 Changes in R&D and EEP balances

| Consolidated | FNDCT | MME | R&D | Procel | EEP | Total |
|---|---|---|---|---|---|---|
| **Balance as of January 1, 2021** | **8,085** | **4,041** | **332,746** | **5,855** | **314,284** | **665,011** |
| Additions | 21,767 | 10,883 | 21,768 | 5,500 | 21,999 | 81,917 |
| Performance agreement | - | - | - | - | 1,447 | 1,447 |
| Interest rate (Note 34) | (388) | - | 1,357 | 1,046 | 3,332 | 5,347 |
| Payments | (21,906) | (11,148) | (8,096) | - | (18,037) | (59,187) |
| Concluded projects | - | - | (40,511) | - | (4,641) | (45,152) |
| **Balance as of June 30, 2021** | **7,558** | **3,776** | **307,264** | **12,401** | **318,384** | **649,383** |

## 27. Accounts Payable Related to Concessions

| Consolidated | Company | Grant | Signature | Closing | Discount rate | Annual Adjustment | 06.30.2021 | 12.31.2020 |
|---|---|---|---|---|---|---|---|---|
| HPP Mauá | Copel GeT | 06.29.2007 | 07.03.2007 | 07.2042 | 5.65% p.y. | IPCA | 17,786 | 17,213 |
| HPP Colider | Copel GeT | 12.29.2010 | 01.17.2011 | 01.2046 | 7.74% p.y. | IPCA | 26,050 | 25,075 |
| HPP Baixo Iguaçu | Copel GeT | 07.19.2012 | 08.20.2012 | 01.2047 | 7.74% p.y. | IPCA | 8,162 | 7,841 |
| HPP Guaricana | Copel GeT | 03.03.2020 | 03.03.2020 | 03.2025 | 7.74% p.y. | IPCA | 3,099 | 3,299 |
| HPP Fundão e HPP Santa Clara | Elejor | 10.23.2001 | 10.25.2001 | 10.2036 | 11.00% p.y. | IGPM | 770,948 | 678,436 |
| | | | | | | | **826,045** | **731,864** |
| | | | | | | **Current** | **102,416** | **88,951** |
| | | | | | | **Noncurrent** | **723,629** | **642,913** |

**Discount rate applied to calculate present value**

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

**Payment to the federal government**

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

### 27.1 Changes in accounts payable related to concessions

| | |
|---|---|
| **Balance as of January 1, 2021** | **731,864** |
| Adjust to present value | (2,034) |
| Monetary variations | 139,568 |
| Payments | (43,353) |
| **Balance as of June 30, 2021** | **826,045** |

## 28. Right-of-use asset and lease liability

The Company recognized right-of-use asset and lease liability as follows:

### 28.1 Right-of-use asset

| Consolidated | Balance as of January 1, 2021 | Additions | Remeasurement adjustment | Amortization | Loss on disposal | Reclassification (a) | Balance as of June 30, 2021 |
|---|---|---|---|---|---|---|---|
| Real estate | 23,384 | 88,482 | 10,829 | (4,724) | (11,838) | (124) | 106,009 |
| Vehicles | 90,316 | 6,511 | 3,112 | (16,269) | (68) | 215 | 83,817 |
| Equipment | 18,821 | 573 | 230 | (3,289) | (1,239) | 1,371 | 16,467 |
| | **132,521** | **95,566** | **14,171** | **(24,282)** | **(13,145)** | **1,462** | **206,293** |

(a) Reclassification to Assets classified as held for sale (Note 41).

## 28.2 Lease liability

### 28.2.1 Changes in lease liability

| | | Parent Company | Consolidated |
|---|---|---|---|
| **Balance as of January 1, 2021** | | **986** | **138,361** |
| Additions | | 2,648 | 95,566 |
| Remeasurement adjustment | | 75 | 14,171 |
| Charges | | 89 | 6,901 |
| Amortization - principal | | (149) | (26,957) |
| Payment - charges | | (88) | (2,873) |
| Write-offs | | (3) | (13,366) |
| Reclassification (a) | | - | 1,475 |
| **Balance as of June 30, 2021** | | **3,558** | **213,278** |
| | **Current** | **359** | **46,581** |
| | **Noncurrent** | **3,199** | **166,697** |

(a) Reclassification to Assets classified as held for sale (Note 41).

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding.

### 28.2.2 Maturity of noncurrent installments

| | |
|---|---|
| 2022 | 27,476 |
| 2023 | 36,748 |
| 2024 | 28,192 |
| 2025 | 14,487 |
| 2026 | 6,784 |
| After 2026 | 112,040 |
| **Undiscounted amounts** | **225,727** |
| Embedded interest | (59,030) |
| **Lease liabilities balance** | **166,697** |

### 28.2.3 Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

| Cash Flows | Nominal value | Present value |
|---|---|---|
| Lease consideration | 331,562 | 213,278 |
| **Potencial Pis/Cofins** | **28,745** | **18,242** |

## 28.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

| Consolidated | Balance in accordance with IFRS 16 | Inflation projected balance | % |
|---|---|---|---|
| Lease liabilities | 213,278 | 247,909 | 16.24% |
| Right to use assets | 206,293 | 236,257 | 14.52% |
| Financial expense | 6,252 | 7,526 | 20.38% |
| Amortization expense | 21,847 | 25,651 | 17.41% |

### 28.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

| Consolidated | Less than 1 year | 1 to 5 years | Over 5 years | 06.30.2021 |
|---|---|---|---|---|
| Commitments from leases and rents | 7,533 | 32,297 | 160,203 | 200,033 |

### 28.5 Receivables from leases

| Consolidated | Less than 1 year | 1 to 5 years | Over 5 years | Total 06.30.2021 |
|---|---|---|---|---|
| Facilities sharing | 1,610 | 6,440 | 20,789 | 28,839 |

## 29. Other Accounts Payable

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Fair value in the purchase and sale of pow er (Note 36.2.12) | 956,886 | 343,406 |
| Generation deviation - w ind projects (Note 36.2.11) | 78,126 | 94,089 |
| Public lighting rate collected | 37,912 | 48,188 |
| Customers | 35,269 | 44,508 |
| Aneel Order No. 084/2017 provision | 31,361 | 29,174 |
| Obligations to customers in gas sales operations (a) | 30,505 | 29,508 |
| Pledges in guarantee | 25,376 | 16,409 |
| Investment acquisition | 16,403 | 14,169 |
| Financial offset for the use of w ater resources | 7,858 | 9,799 |
| Reimbursements to customer contributions | 4,725 | 4,893 |
| Other liabilities | 66,449 | 71,143 |
| | **1,290,870** | **705,286** |
| **Current** | **409,217** | **235,400** |
| **Noncurrent** | **881,653** | **469,886** |

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

## 30. Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal

claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11 to the financial statements at December 31, 2020, are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

## 30.1 Change in provision for legal claims

| Consolidated | | Income | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Balances as of January 1, 2021 | Provision for litigations Additions | Provision for litigations Reversals | Construction cost Additions | Additions to assets | Discharges | Transfers/ Others (a) | Balances as of June, 30 2021 |
| **Tax** | | | | | | | | |
| Cofins | 107,148 | 1,014 | (1,212) | - | - | - | - | 106,950 |
| Others | 66,725 | 1,355 | - | - | - | (121) | (5,383) | 62,576 |
| | **173,873** | **2,369** | **(1,212)** | - | - | **(121)** | **(5,383)** | **169,526** |
| **Labors** | **596,248** | **53,321** | **(16,000)** | - | - | **(61,445)** | **6,087** | **578,211** |
| **Employee benefits** | **52,401** | **1,183** | **(16,717)** | - | - | **(756)** | **446** | **36,557** |
| **Civil** | | | | | | | | |
| Civil and administrative claims | 387,895 | 28,974 | (9,332) | - | - | (49,442) | 19 | 358,114 |
| Easements | 111,553 | 873 | - | 2,414 | 6,071 | (50) | - | 120,861 |
| Expropriations and property | 133,888 | 3 | (13,842) | 760 | 5,305 | - | - | 126,114 |
| Customers | 3,973 | 290 | - | - | - | - | - | 4,263 |
| Environmental | 7,174 | 4,835 | (4,151) | - | - | - | (1,300) | 6,558 |
| | **644,483** | **34,975** | **(27,325)** | **3,174** | **11,376** | **(49,492)** | **(1,281)** | **615,910** |
| **Regulatory** | **88,699** | **8,514** | **(3,173)** | - | - | - | - | **94,040** |
| | **1,555,704** | **100,362** | **(64,427)** | **3,174** | **11,376** | **(111,814)** | **(131)** | **1,494,244** |

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

| Parent company | Balance as of January 1, 2021 | Income Additions | Discharges | Balance as of June 30, 2021 |
|---|---|---|---|---|
| **Tax** | | | | |
| Cofins | 107,148 | 1,014 | - | 106,950 |
| Others | 29,405 | 141 | - | 29,546 |
| | **136,553** | **1,155** | - | **136,496** |
| **Labor** | **2,466** | **122** | **(356)** | **1,896** |
| **Civil** | **163,940** | **9,404** | **(27,030)** | **146,314** |
| **Regulatory** | **21,373** | - | - | **21,373** |
| | 324,332 | 10,681 | (27,386) | 306,079 |

## 30.2 Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

| | Description | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Provisions | | Contingent liabilities | | Provisions | | Contingent liabilities | |
| | | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 |
| **Tax** | | | | | | | | | |
| Cofins | Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins. | 106,950 | 107,148 | 7,537 | 6,554 | 106,950 | 107,148 | 7,537 | 6,554 |
| INSS | Tax requirements related to the social security contribution. | 29,527 | 29,405 | 100,778 | 100,165 | 29,527 | 29,405 | 100,778 | 100,165 |
| Federal taxes | Administrative requirements and questions from the Federal Revenue of Brazil. | - | - | - | - | - | - | 84,887 | 84,027 |
| ICMS | Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer betw een May 2011 and December 2013. The law suit w as closed after a final and unappealable decision in favor of the Company. | - | - | - | - | - | - | - | 97,404 |
| IPTU | Tax Requirement on Urban Territorial Property on properties affected by the public electricity service. | - | - | - | - | - | - | 107,502 | 98,459 |
| ISS | City halls tax requirement as ISS on construction services provided by third parties. | - | - | - | - | - | - | 79,248 | 73,094 |
| Others | Taxes, fees and other federal, state and municipal taxes in w hich the Company discusses the levy or not, as w ell as its bases and amounts for payment | 19 | - | 50,207 | 53,004 | 33,048 | 37,320 | 126,811 | 116,920 |
| | | **136,496** | **136,553** | **158,522** | **159,723** | **169,525** | **173,873** | **506,763** | **576,623** |
| **Labors** | Charging of overtime, hazardous w ork, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility). | **1,896** | **2,466** | **2,412** | **2,291** | **578,211** | **596,248** | **327,053** | **348,463** |
| **Employee benefits** | Labor claims filed by former retired employees against Fundação Copel, w hich w ill consequently cause repercussions for the Company and its w holly-ow ned subsidiaries, to the extent that additional contributions are required. | - | - | - | - | **36,557** | **52,401** | **3,256** | **9,210** |
| **Regulatory** | | | | | | | | | |
| Dispatch Aneel nº 288/2002 | Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A. | 21,373 | 21,373 | - | - | 70,188 | 70,188 | - | - |
| ESBR | ESBR filed Ordinary Law suit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, w hose ruling: (i) acknow ledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropow er Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, w hich had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling w as, at the time it exempted ESBR, to expose the distributors w ith w hom it entered into pow er trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the law suits are judged unfavorably against Copel, the amount w ill be classified as Sectorial Financial<br>Asset to be recovered through tariff rates. | - | - | - | - | - | - | 1,026,966 | 942,640 |
| Excludente Colíder | Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period.<br>As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM. | - | - | - | - | - | - | 301,214 | 216,353 |
| Others | Aneel's notifications about possible breaches of regulatory standards | - | - | - | - | 23,852 | 18,511 | 8,982 | - |
| | | **21,373** | **21,373** | - | - | **94,040** | **88,699** | **1,337,162** | **1,158,993** |

(to be continued)

| | Description | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Provisions | | Contingent liabilities | | Provisions | | Contingent liabilities | |
| | | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 | 03.31.2021 | 12.31.2020 |
| **Civil** | | | | | | | | | |
| Tobacco growers | Actions whose main cause is the lack of electricity causing loss of production. | - | - | - | - | 61,504 | 50,330 | 51,231 | 41,258 |
| Department of Roads and Roadworks | The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a law suit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. | - | - | - | - | - | - | 103,801 | 95,669 |
| Arbitration | Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date. | - | - | - | - | 131,883 | 125,719 | 535,575 | 510,543 |
| PIS / COFINS credit on ICMS | Referring to estimated contingent liability, as per Management's judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 to obtain subsidies until March 29, 2020, in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the aforementioned Public Consultation, delimiting its scope for economic and financial analysis, but without discussing the legal aspects brought up in the scope of Grant 005/2020 and that permeate the theme. The Company and its legal advisors evaluated the documents made available at Public Consultation 005/2021 and are working on preparing their contributions in order to solidify their understanding and safeguard their rights. | - | - | - | - | - | - | 1,763,768 | 1,755,112 |
| Civil and administrative law | Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles. | 146,314 | 163,940 | 528,939 | 515,302 | 109,550 | 133,560 | 291,051 | 282,794 |
| Indemnification to third parties (civil) | Actions for indemnity for resulting from damages caused during the construction of power plants | - | - | - | - | 55,176 | 82,146 | 59,906 | 38,127 |
| Easements | Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas. | - | - | - | - | 120,862 | 110,652 | 27,734 | 26,001 |
| Expropriations and property | Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas. | - | - | - | - | 90,060 | 86,207 | 135,790 | 138,341 |
| Indemnification to third parties (expropriations) | Expropriation law suit for construction of electric substation and expropriation of property flooded of power plant. | - | - | - | - | 36,054 | 44,775 | 47,039 | 45,196 |
| Consumers | Law suits seeking compensation for damages caused in household appliances, industrial and commercial machines, law suits claiming damages for pain and suffering caused by service interruption and law suits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company. | - | - | - | - | 4,263 | 3,920 | 3,964 | 3,768 |
| Environmental | Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the law suits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses. | - | - | - | - | 6,558 | 7,174 | 194,575 | 180,068 |
| | | **146,314** | **163,940** | **528,939** | **515,302** | **615,910** | **644,483** | **3,214,434** | **3,116,877** |
| | | **306,079** | **324,332** | **689,873** | **677,316** | **1,494,243** | **1,555,704** | **5,388,668** | **5,210,166** |

# 31. Equity

## 31.1 Capital

On June 30, 2021, paid in capital is R$10,800,000 (R$10,800,000 as at December 31, 2020). It includes shares (with no par value) and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

| Shareholders | Common | | Class "A" Preferred | | Class "B" preferred | | Total | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | Number of shares in units | |
| | in share | % | in share | % | in share | % | in share | % |
| State of Paraná | 734,316,196 | 69.66 | - | - | 115,969,784 | 6.91 | 850,285,980 | 31.07 |
| BNDES | 131,161,562 | 12.44 | - | - | 524,646,248 | 31.24 | 655,807,810 | 23.96 |
| Eletrobras | 15,307,740 | 1.45 | - | - | - | - | 15,307,740 | 0.56 |
| Free float: | | | | | | | | |
| B3 | 115,762,936 | 10.99 | 628,660 | 20.10 | 820,617,473 | 48.86 | 937,009,069 | 34.25 |
| NYSE | 53,991,433 | 5.12 | - | - | 215,965,732 | 12.86 | 269,957,165 | 9.86 |
| Latibex | 229,067 | 0.02 | - | - | 1,635,843 | 0.10 | 1,864,910 | 0.07 |
| City Halls | 1,783,930 | 0.17 | 93,260 | 2.98 | 34,710 | - | 1,911,900 | 0.07 |
| Other shareholders | 1,537,596 | 0.15 | 2,406,080 | 76.92 | 465,500 | 0.03 | 4,409,176 | 0.16 |
| | **1,054,090,460** | **100.00** | **3,128,000** | **100.00** | **1,679,335,290** | **100.00** | **2,736,553,750** | **100.00** |

## 31.2 Equity valuation adjustments

| | Parent company | Consolidated |
|---|---|---|
| **Balance as of January 1, 2021** | **353,349** | **353,349** |
| **Adjusts to actuarial liabilities** | | |
| Post employment benefits | (2,688) | - |
| Taxes on adjustments | 914 | (15,821) |
| Post employment benefits - equity in the parent company, net of taxes. | (14,047) | - |
| **Realization of equity evaluation adjustment** | | |
| Deemed cost of fixed assets | - | (36,721) |
| Taxes on adjustments | - | 12,485 |
| Deemed cost of fixed assets - equity in the parent company, net of taxes | (24,236) | - |
| **Balance as of June 30, 2021** | **313,292** | **313,292** |

## 31.3 Earnings per share - basic and diluted

| Parent company | Continuing operations | Discontinued operations | Total 06.30.2021 | Continuing operations | Discontinued operations | Total 06.30.2020 |
|---|---|---|---|---|---|---|
| **Basic and diluted numerator** | | | | | | |
| Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders: | | | | | | |
| Common shares | 748,309 | 36,087 | 784,396 | 1,056,775 | 16,520 | 1,073,295 |
| Class "A" preferred shares | 2,033 | 98 | 2,131 | 2,621 | 41 | 2,662 |
| Class "B" preferred shares | 905,633 | 43,673 | 949,306 | 1,028,328 | 16,075 | 1,044,403 |
| | **1,655,975** | **79,858** | **1,735,833** | **2,087,724** | **32,636** | **2,120,360** |
| **Basic and diluted denominator** | | | | | | |
| Weighted average of shares (in thousands): | | | | | | |
| Common shares | 1,301,454,539 | 1,301,454,539 | 1,301,454,539 | 1,450,310,800 | 1,450,310,800 | 1,450,310,800 |
| Class "A" preferred shares | 3,215,104 | 3,215,104 | 3,215,104 | 3,268,067 | 3,268,067 | 3,268,067 |
| Class "B" preferred shares | 1,431,884,107 | 1,431,884,107 | 1,431,884,107 | 1,282,974,883 | 1,282,974,883 | 1,282,974,883 |
| | **2,736,553,750** | **2,736,553,750** | **2,736,553,750** | **2,736,553,750** | **2,736,553,750** | **2,736,553,750** |
| **Basic and diluted earnings per share attributable to controlling shareholders** | | | | | | |
| Common shares | 0.57498 | 0.02773 | 0.60271 | 0.72865 | 0.01139 | 0.74005 |
| Class "A" preferred shares | 0.63248 | 0.03050 | 0.66298 | 0.80152 | 0.01253 | 0.81405 |
| Class "B" preferred shares | 0.63248 | 0.03050 | 0.66298 | 0.80152 | 0.01253 | 0.81405 |

| Parent company | Continued operations | Discontinued operations | Total 04.01.2021 to 06.30.2021 | Continued operations | Discontinued operations | Total 04.01.2020 to 06.30.2020 |
|---|---|---|---|---|---|---|
| **Basic and diluted numerator** | | | | | | |
| Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders: | | | | | | |
| Common shares | 408,585 | 20,699 | 429,284 | 802,488 | 11,504 | 813,992 |
| Class "A" preferred shares | 1,110 | 56 | 1,166 | 1,989 | 29 | 2,018 |
| Class "B" preferred shares | 494,486 | 25,052 | 519,538 | 780,887 | 11,193 | 792,080 |
| | **904,181** | **45,807** | **949,988** | **1,585,364** | **22,726** | **1,608,090** |
| **Basic and diluted denominator** | | | | | | |
| Weighted average of shares (in thousands): | | | | | | |
| Common shares | 1,301,454,540 | 1,301,454,540 | 1,301,454,540 | 1,450,310,800 | 1,450,310,800 | 1,450,310,800 |
| Class "A" preferred shares | 3,215,104 | 3,215,104 | 3,215,104 | 3,268,067 | 3,268,067 | 3,268,067 |
| Class "B" preferred shares | 1,431,884,107 | 1,431,884,107 | 1,431,884,107 | 1,282,974,883 | 1,282,974,883 | 1,282,974,883 |
| | **2,736,553,751** | **2,736,553,751** | **2,736,553,751** | **2,736,553,750** | **2,736,553,750** | **2,736,553,750** |
| **Basic and diluted earnings per share attributable to controlling shareholders** | | | | | | |
| Common shares | 0.31394 | 0.01590 | 0.32985 | 0.55332 | 0.00793 | 0.56125 |
| Class "A" preferred shares | 0.34534 | 0.01750 | 0.36284 | 0.60865 | 0.00873 | 0.61738 |
| Class "B" preferred shares | 0.34534 | 0.01750 | 0.36284 | 0.60865 | 0.00873 | 0.61738 |

The results presented were calculated based on the new number of shares, after the share split approved at the General Meeting, as described in Note 3.6.2.

### 31.4 Additional proposed dividend from non-capitalized revenue reserve

On March 17, 2021, the Board of Directors apoproved the distribution of the proposed additional dividends with a balance of uncapitalizes profits reserve from previous periods, based on the statutory provision thah allows this resolution by the Board. On April 30, 2021, there was a partial payment of dividends in the amount of R$1,250,000 and the remaining balance of R$257,449 on August 11, 2021.

## 32. Net Operating Revenue

| Consolidated | Gross revenues | PIS/Pasep and Cofins | ICMS (VAT) | Sectorial charges | Service tax (ISSQN) | Net revenues 06.30.2021 | Net revenues Restated 06.30.2020 |
|---|---|---|---|---|---|---|---|
| Electricity sales to final customers | 5,227,643 | (387,731) | (1,036,988) | (350,186) | - | **3,452,738** | **3,306,208** |
| Electricity sales to distributors | 2,760,537 | (353,488) | (11,400) | (36,541) | - | **2,359,108** | **1,543,038** |
| Use of the main distribution and transmission grid | 4,783,107 | (333,938) | (1,123,160) | (897,786) | - | **2,428,223** | **1,991,621** |
| Construction income | 870,806 | - | - | - | - | **870,806** | **572,989** |
| Fair value of assets from the indemnity for the concession | 68,719 | - | - | - | - | **68,719** | **4,348** |
| Distribution of piped gas | 407,845 | (32,560) | (69,356) | - | (263) | **305,666** | **252,725** |
| Sectorial financial assets and liabilities result | 869,738 | (80,450) | - | - | - | **789,288** | **21,732** |
| Other operating revenue | 144,963 | (4,001) | (64) | - | (2,634) | **138,264** | **146,444** |
| Recovery of Pis/Pasep and Cofins on ICMS | - | - | - | - | - | - | **809,154** |
| | 15,133,358 | (1,192,168) | (2,240,968) | (1,284,513) | (2,897) | 10,412,812 | 8,648,259 |

| Consolidated | Gross revenues | PIS/Pasep and Cofins | ICMS (VAT) | Sectorial charges | Service tax (ISSQN) | Net revenues 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 |
|---|---|---|---|---|---|---|---|
| Electricity sales to final customers | 2,615,847 | (195,295) | (505,030) | (213,500) | - | 1,702,022 | 1,547,548 |
| Electricity sales to distributors | 1,410,606 | (180,061) | (5,838) | (17,935) | - | 1,206,772 | 666,287 |
| Use of the main distribution and transmission grid | 2,431,233 | (164,744) | (551,094) | (412,094) | - | 1,303,301 | 948,839 |
| Construction income | 496,526 | - | - | - | - | 496,526 | 331,324 |
| Fair value of assets from the indemnity for the concession | 39,849 | - | - | - | - | 39,849 | (4,839) |
| Distribution of piped gas | 227,321 | (18,112) | (38,283) | - | (129) | 170,797 | 114,469 |
| Sectorial financial assets and liabilities result | 472,660 | (43,721) | - | - | - | 428,939 | 80,702 |
| Other operating revenue | 72,963 | 7,258 | (64) | - | (1,344) | 78,813 | 88,088 |
| Recovery of Pis/Pasep and Cofins on ICMS | - | - | - | - | - | - | 809,154 |
| | 7,767,005 | (594,675) | (1,100,309) | (643,529) | (1,473) | 5,427,019 | 4,581,572 |

## 32.1 Revenue by type and/or class of customers

| Consolidated | 06.30.2021 | Restated 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
|---|---|---|---|---|
| **Electricity sales to final customers** | **5,227,643** | **4,783,007** | **2,615,847** | **2,186,144** |
| Residential | 1,676,326 | 1,547,673 | 833,526 | 708,516 |
| Industrial | 504,400 | 480,659 | 261,893 | 223,280 |
| Trade, services and other activities | 889,094 | 886,048 | 429,333 | 353,434 |
| Rural | 362,213 | 318,767 | 175,681 | 139,614 |
| Public entities | 102,018 | 104,355 | 49,892 | 41,563 |
| Public lighting | 128,780 | 118,947 | 68,761 | 59,538 |
| Public service | 162,892 | 151,852 | 83,299 | 72,614 |
| Free consumers | 1,059,129 | 800,128 | 537,958 | 395,227 |
| Donations and grants | 342,791 | 374,578 | 175,504 | 192,358 |
| **Electricity sales to distributors** | **2,760,537** | **1,778,728** | **1,410,606** | **765,640** |
| Bilateral contracts | 1,109,481 | 1,001,507 | 516,497 | 444,149 |
| Regulated contracts | 507,121 | 451,000 | 251,809 | 233,279 |
| Electric Energy Trade Chamber - CCEE | 1,083,787 | 292,666 | 612,947 | 74,857 |
| Interest (Note 10.3) | 60,148 | 33,555 | 29,353 | 13,355 |
| **Use of the main distribution and transmission grid** | **4,783,107** | **4,187,656** | **2,431,233** | **1,965,975** |
| Residential | 1,436,202 | 1,355,885 | 696,029 | 630,624 |
| Industrial | 680,374 | 607,325 | 347,646 | 281,903 |
| Trade, services and other activities | 830,023 | 807,281 | 397,024 | 331,947 |
| Rural | 305,413 | 275,849 | 143,809 | 122,012 |
| Public entities | 89,377 | 91,900 | 43,377 | 37,819 |
| Public lighting | 103,437 | 101,772 | 51,610 | 50,600 |
| Public service | 101,753 | 96,228 | 51,230 | 46,979 |
| Free consumers | 668,872 | 525,363 | 342,460 | 268,251 |
| Concessionaires and generators | 35,018 | 27,947 | 18,416 | 13,910 |
| Operating and maintenance income - O&M and interest income | 532,638 | 298,106 | 339,632 | 181,930 |
| **Construction income** | **870,806** | **572,989** | **496,526** | **331,324** |
| Power distribution service concession | 762,258 | 464,794 | 430,849 | 260,061 |
| Power gas distribution service concession | 5,669 | 4,615 | 2,922 | 1,788 |
| Power transmission concession (a) | 102,879 | 103,580 | 62,755 | 69,475 |
| **Fair value of assets from the indemnity for the concession** | **68,719** | **4,348** | **39,849** | **(4,839)** |
| **Distribution of piped gas** | **407,845** | **344,135** | **227,321** | **153,660** |
| **Sectorial financial assets and liabilities result** | **869,738** | **24,061** | **472,660** | **88,984** |
| **Other operating revenue** | **144,963** | **164,855** | **72,963** | **97,492** |
| Leasing and rent (32.2) | 110,237 | 82,172 | 56,629 | 41,854 |
| Fair value in the purchase and sale of power in the active market | 19,413 | 34,734 | 18,280 | 31,142 |
| Income from rendering of services | 19,636 | 21,255 | 8,548 | 11,401 |
| Other income | (4,323) | 26,694 | (10,494) | 13,095 |
| **GROSS OPERATING REVENUE** | **15,133,358** | **11,859,779** | **7,767,005** | **5,584,380** |
| (-) Pis/Pasep and Cofins | (1,192,168) | (971,766) | (594,675) | (383,790) |
| Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1) | - | 809,154 | - | 809,154 |
| (-) ICMS (VAT) | (2,240,968) | (2,147,129) | (1,100,309) | (990,466) |
| (-) Service tax (ISSQN) | (2,897) | (1,875) | (1,473) | (1,082) |
| (-) Sectorial charges (32.3) | (1,284,513) | (899,904) | (643,529) | (436,624) |
| **NET OPERATING REVENUE** | **10,412,812** | **8,648,259** | **5,427,019** | **4,581,572** |

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

## 32.2 Leases and rentals

### 32.2.1 Revenue from leases and rentals

| Consolidated | 06.30.2021 | Restated 06.30.2020 |
|---|---|---|
| Equipment and framework | 109,914 | 81,782 |
| Facilities sharing | 211 | 324 |
| Real estate | 112 | 66 |
| | **110,237** | **82,172** |

| Consolidated | 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 |
|---|---|---|
| Equipment and framework | 56,450 | 41,772 |
| Facilities sharing | 130 | 56 |
| Real estate | 49 | 26 |
| | **56,629** | **41,854** |

## 32.3 Regulatory charges

| Consolidated | 06.30.2021 | 06.30.2020 |
|---|---|---|
| Energy Development Account - "CDE" - Power distribution service concession (32.3.1) | 862,246 | 765,231 |
| Other charges - rate flags | 289,362 | 23,402 |
| Research and development and energy efficiency - R&D and EEP | 81,917 | 64,106 |
| Global Reversion Reserve - RGR quota | 29,716 | 29,594 |
| Energy Development Account - "CDE" - Power transmission concession | 16,339 | 12,013 |
| Inspection fee | 4,933 | 5,558 |
| | **1,284,513** | **899,904** |

| Consolidated | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
|---|---|---|
| Energy Development Account - "CDE" - Power distribution service concession | 401,714 | 382,615 |
| Other charges - rate flags | 174,925 | 408 |
| Research and development and energy efficiency - R&D and EEP | 41,498 | 29,936 |
| Global Reversion Reserve - RGR quota | 14,858 | 15,149 |
| Energy Development Account - "CDE" - Power transmission concession | 7,528 | 5,716 |
| Inspection fee | 3,006 | 2,800 |
| | **643,529** | **436,624** |

### 32.3.1 Energy Development Account - CDE - power distribution concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by means of a charge included in the tariffs. The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company will pay the quota related to CDE CONTA COVID in the amount of R$ 29,032, segregated between CDE Uso and CDE Energia. This charge, passed on in the tariff to consumers is due by distribution concessionaires and licensees according to Order 939/2021, has the purpose of amortizing the credit operation contracted by the Electric Energy Commercialization Chamber - CCEE in the management of the COVID ACCOUNT, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

| Resolutions | Period | 06.30.2021 |
|---|---|---|
| CDE USO | | |
| Resolution No. 2,814/2020 | January | 163,844 |
| Resolution No. 2,833/2021 | February | 157,767 |
| Resolution No. 2,834/2021 | March to April | 277,844 |
| Resolution No. 2,864/2021 | Mai to June | 233,759 |
| Dispatch No. 939/2021 | June | 15,287 |
| | | 848,501 |
| CDE ENERGIA | | |
| Dispatch No. 939/2021 | June | 13,745 |
| | | **862,246** |

### 32.4 Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's 5th Periodic Tariff Review Cycle 2021 through Ratifying Resolution No. 2,886, dated June 22, 2021, authorizing average adjustment of 9.89 (0.41% in 2020) applied to consumers and whose application occurred in full to tariffs as from June 24, 2021.

| Item | Composition % |
|---|---|
| Update of portion A | 1.05% |
| Update of portion B | 8.63% |
| Inclusion of financial components | 1.19% |
| Financial components of the previous tariff process | -0.98% |
| **Medium effect** | **9.89%** |
| **High voltage consumers** | 9.57% |
| **Low voltage consumers** | 10.04% |

## 33. Operating Costs and Expense

| Consolidated | Operational costs | Selling expenses | General and administrative expenses | Other operating expenses, net | 06.30.2021 |
|---|---|---|---|---|---|
| Electricity purchased for resale (33.1) | (3,662,726) | - | - | - | (3,662,726) |
| Charge of the main distribution and transmission grid | (1,131,972) | - | - | - | (1,131,972) |
| Personnel and management (33.2) | (422,539) | (6,260) | (199,977) | - | (628,776) |
| Pension and healthcare plans (Note 24.3) | (83,579) | (815) | (38,601) | - | (122,995) |
| Materials and supplies | (29,590) | (10) | (2,708) | - | (32,308) |
| Materials and supplies for pow er electricity | (604,723) | - | - | - | (604,723) |
| Natural gas and supplies for gas business | (218,364) | - | - | - | (218,364) |
| Third-party services (33.3) | (238,506) | (3,750) | (80,143) | - | (322,399) |
| Depreciation and amortization | (481,178) | (1) | (22,634) | (7,678) | (511,491) |
| Credit losses, provisions and reversals (33.4) | 126,206 | (81,344) | - | (37,657) | 7,205 |
| Construction cost (33.5) | (872,553) | - | - | - | (872,553) |
| Other operating costs and expenses, net (33.6) | (85,404) | (3,322) | (49,434) | (20,587) | (158,747) |
| | **(7,704,928)** | **(95,502)** | **(393,497)** | **(65,922)** | **(8,259,849)** |

| Consolidated | Operational costs | Selling expenses | General and administrative expenses | Other operating expenses, net | 04.01.2021 to 06.30.2021 |
|---|---|---|---|---|---|
| Electricity purchased for resale (33.1) | (1,976,430) | - | - | - | (1,976,430) |
| Charge of the main distribution and transmission grid | (571,690) | - | - | - | (571,690) |
| Personnel and management (33.2) | (213,097) | (3,045) | (103,384) | - | (319,526) |
| Pension and healthcare plans (Note 24.3) | (41,377) | (401) | (19,379) | - | (61,157) |
| Materials and supplies | (14,483) | (4) | (1,149) | - | (15,636) |
| Materials and supplies for power electricity | (284,561) | - | - | - | (284,561) |
| Natural gas and supplies for gas business | (123,356) | - | - | - | (123,356) |
| Third-party services (33.3) | (115,232) | (2,492) | (37,594) | - | (155,318) |
| Depreciation and amortization | (240,730) | - | (9,945) | (3,840) | (254,515) |
| Credit losses, provisions and reversals (33.4) | 124,812 | (39,453) | - | (3,290) | 82,069 |
| Construction cost (33.5) | (499,181) | - | - | - | (499,181) |
| Other operating costs and expenses, net (33.6) | (26,426) | (657) | (24,056) | (3,102) | (54,241) |
| | (3,981,751) | (46,052) | (195,507) | (10,232) | (4,233,542) |

| Consolidated | Operational costs | Selling expenses | General and administrative expenses | Other operating expenses, net | Restated 06.30.2020 |
|---|---|---|---|---|---|
| Electricity purchased for resale (33.1) | (2,965,718) | - | - | - | (2,965,718) |
| Charge of the main distribution and transmission grid | (563,154) | - | - | - | (563,154) |
| Personnel and management (33.2) | (432,163) | (5,486) | (175,469) | - | (613,118) |
| Pension and healthcare plans (Note 24.3) | (81,361) | (826) | (31,941) | - | (114,128) |
| Materials and supplies | (33,584) | (88) | (3,797) | - | (37,469) |
| Materials and supplies for power electricity | (122,132) | - | - | - | (122,132) |
| Natural gas and supplies for gas business | (181,049) | - | - | - | (181,049) |
| Third-party services (33.3) | (191,236) | (2,545) | (75,931) | - | (269,712) |
| Depreciation and amortization | (465,229) | - | (22,007) | (7,678) | (494,914) |
| Credit losses, provisions and reversals (33.4) | (110,502) | (96,409) | - | (52,730) | (259,641) |
| Construction cost (33.5) | (570,056) | - | - | - | (570,056) |
| Other operating costs and expenses, net (33.6) | (56,499) | (9,888) | (52,800) | (40,738) | (159,925) |
| | (5,772,683) | (115,242) | (361,945) | (101,146) | (6,351,016) |

| Consolidated | Operational costs | Selling expenses | General and administrative expenses | Other operating expenses, net | Restated 1º.04.2020 a 30.06.2020 |
|---|---|---|---|---|---|
| Electricity purchased for resale (33.1) | (1,468,967) | - | - | - | (1,468,967) |
| Charge of the main distribution and transmission grid | (252,790) | - | - | - | (252,790) |
| Personnel and management (33.2) | (232,593) | (2,615) | (98,773) | - | (333,981) |
| Pension and healthcare plans (Note 24.3) | (40,201) | (399) | (15,864) | - | (56,464) |
| Materials and supplies | (13,322) | (76) | (2,091) | - | (15,489) |
| Materials and supplies for power electricity | 8,339 | - | - | - | 8,339 |
| Natural gas and supplies for gas business | (79,221) | - | - | - | (79,221) |
| Third-party services (33.3) | (95,583) | (1,189) | (36,823) | - | (133,595) |
| Depreciation and amortization | (229,637) | 1 | (11,527) | (3,841) | (245,004) |
| Credit losses, provisions and reversals (33.4) | (70,378) | (57,441) | - | (2,220) | (130,039) |
| Construction cost (33.5) | (329,852) | - | - | - | (329,852) |
| Other operating costs and expenses, net (33.6) | (17,989) | (4,908) | (28,997) | (19,388) | (71,282) |
| | (2,822,194) | (66,627) | (194,075) | (25,449) | (3,108,345) |

| Parent company | General and administrative expenses | Other operacional income (expenses), net | 06.30.2021 |
|---|---|---|---|
| Personnel and management (33.2) | (12,295) | - | (12,295) |
| Pension and healthcare plans (Note 24.3) | (1,402) | - | (1,402) |
| Materials and supplies | (184) | - | (184) |
| Third party services | (13,558) | - | (13,558) |
| Depreciation and amortization | (574) | (560) | (1,134) |
| Credit losses, provisions and reversals (33.4) | - | (30,988) | (30,988) |
| Other operating income (expenses) | (11,103) | (2,424) | (13,527) |
| | **(39,116)** | **(33,972)** | **(73,088)** |

| Parent company | General and administrative expenses | Other operacional income (expenses), net | 04.01.2021 to 06.30.2021 |
|---|---|---|---|
| Personnel and management (33.2) | (6,515) | - | (6,515) |
| Pension and healthcare plans (Note 24.3) | (695) | - | (695) |
| Materials and supplies | (54) | - | (54) |
| Third party services | (7,213) | - | (7,213) |
| Depreciation and amortization | (307) | (280) | (587) |
| Credit losses, provisions and reversals (33.4) | - | (19,335) | (19,335) |
| Other operating income (expenses) | (7,384) | (561) | (7,945) |
| | **(22,168)** | **(20,176)** | **(42,344)** |

| Parent company | General and administrative expenses | Other operacional income (expenses), net | 06.30.2020 |
|---|---|---|---|
| Personnel and management (33.2) | (10,717) | - | (10,717) |
| Pension and healthcare plans (Note 24.3) | (1,146) | - | (1,146) |
| Materials and supplies | (695) | - | (695) |
| Third party services | (18,053) | - | (18,053) |
| Depreciation and amortization | (319) | (561) | (880) |
| Credit losses, provisions and reversals (33.4) | - | (4,323) | (4,323) |
| Other operating income (expenses) | (10,316) | (5,765) | (16,081) |
| | **(41,246)** | **(10,649)** | **(51,895)** |

| Parent company | General and administrative expenses | Other operacional income (expenses), net | 1°.04.2020 a 30.06.2020 |
|---|---|---|---|
| Personnel and management (33.2) | (6,831) | - | (6,831) |
| Pension and healthcare plans (Note 24.3) | (485) | - | (485) |
| Materials and supplies | (396) | - | (396) |
| Third party services | (9,856) | - | (9,856) |
| Depreciation and amortization | (159) | (281) | (440) |
| Credit losses, provisions and reversals (33.4) | - | (982) | (982) |
| Other operating income (expenses) | (4,238) | (1,240) | (5,478) |
| | **(21,965)** | **(2,503)** | **(24,468)** |

## 33.1 Electricity purchased for resale

| Consolidated | 06.30.2021 | 06.30.2020 |
|---|---|---|
| Purchase of Energy in the Regulated Environment - CCEAR | 1,625,873 | 1,472,950 |
| Itaipu Binacional | 889,007 | 845,140 |
| Electric Energy Trade Chamber - CCEE | 453,770 | 324,340 |
| Bilateral contracts | 871,699 | 468,018 |
| Program for incentive to alternative energy sources - Proinfa | 135,621 | 110,650 |
| Micro and mini generators and repurchase of customers | 130,897 | 66,676 |
| (-) PIS/Pasep/Cofins taxes on electricity purchased for resale | (444,141) | (322,056) |
| | **3,662,726** | **2,965,718** |

| Consolidated | 04.01.2021 to 06.30.2021 | 1°.04.2020 a 30.06.2020 |
|---|---|---|
| Purchase of Energy in the Regulated Environment - CCEAR | 782,734 | 694,993 |
| Electric Energy Trade Chamber - CCEE | 342,232 | 137,867 |
| Itaipu Binacional | 441,094 | 465,513 |
| Bilateral contracts | 503,950 | 235,947 |
| Program for incentive to alternative energy sources - Proinfa | 68,252 | 55,079 |
| Micro and mini generators and repurchase of customers | 67,369 | 38,496 |
| (-) PIS/Pasep/Cofins taxes on electricity purchased for resale | (229,201) | (158,928) |
| | **1,976,430** | **1,468,967** |

## 33.2 Personnel and management

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **Personnel** | | | | |
| Salaries and management fees | 2,732 | 2,921 | 313,054 | 312,276 |
| Social charges on payroll | 959 | 1,013 | 110,001 | 112,724 |
| Meal and education allowance | 788 | 711 | 50,829 | 54,014 |
| | **4,479** | **4,645** | **473,884** | **479,014** |
| **Management** | | | | |
| Salaries and management fees | 2,257 | 1,980 | 8,560 | 8,877 |
| Social charges on payroll | 508 | 56 | 1,853 | 1,152 |
| Other expenses | 45 | 1,192 | 134 | 2,348 |
| | **2,810** | **3,228** | **10,547** | **12,377** |
| **Provisions for performance and profit sharing of employees and administrators** | **5,006** | **2,844** | **144,345** | **121,727** |
| | **12,295** | **10,717** | **628,776** | **613,118** |

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
| **Personnel** | | | | |
| Wages and salaries | 1,444 | 1,921 | 159,473 | 158,430 |
| Social charges on payroll | 486 | 487 | 55,398 | 55,403 |
| Meal assistance and education allowance | 386 | 388 | 25,075 | 26,680 |
| | **2,316** | **2,796** | **239,946** | **240,513** |
| **Management** | | | | |
| Wages and salaries | 1,137 | 699 | 4,517 | 4,742 |
| Social charges on payroll | 255 | (244) | 933 | 203 |
| Other expenses | 20 | 1,171 | 61 | 2,298 |
| | **1,412** | **1,626** | **5,511** | **7,243** |
| **Provisions for performance and profit sharing of employees and administrators** | **2,787** | **2,409** | **74,069** | **86,225** |
| | **6,515** | **6,831** | **319,526** | **333,981** |

## 33.3 Third party services

| Consolidated | 06.30.2021 | Restated 06.30.2020 |
|---|---|---|
| Maintenance of electrical system | 138,778 | 92,356 |
| Maintenance of facilities | 53,993 | 47,972 |
| Communication, processing and transmission of data | 30,819 | 19,038 |
| Consumer service | 28,254 | 23,957 |
| Meter reading and bill delivery | 25,842 | 23,994 |
| Consulting and audit | 20,557 | 22,270 |
| Other services | 24,156 | 40,125 |
| | **322,399** | **269,712** |

| Consolidated | 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 |
|---|---|---|
| Maintenance of electrical system | 64,258 | 48,216 |
| Maintenance of facilities | 28,135 | 22,924 |
| Communication, processing and transmission of data | 14,314 | 8,086 |
| Consumer service | 15,014 | 9,868 |
| Meter reading and bill delivery | 12,960 | 12,218 |
| Consulting and audit | 12,242 | 11,911 |
| Other services | 8,395 | 20,372 |
| | **155,318** | **133,595** |

### 33.4 Credit losses, provisions and reversals

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | | | | Restated |
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| Provision for legal claims (a) | 8,196 | 4,323 | 34,469 | 54,456 |
| Impairment of assets | | | | |
| Power generation concession contract (Note 10.4) | - | - | (2,604) | (1,729) |
| Property, plant and equipment - generation segment (Note 18.4) | - | - | (123,602) | 104,287 |
| Property, plant and equipment - telecommunications segment (N | - | - | - | (25) |
| Expected credit losses (Trade accounts and Other receivables) | - | - | 81,344 | 96,409 |
| Tax credits estimated losses | - | - | 3,188 | (1,726) |
| Provision for losses on equity interests | 22,792 | - | - | 7,969 |
| | **30,988** | **4,323** | **(7,205)** | **259,641** |

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | | | | Restated |
| | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
| Provision for litigations | 2,819 | 982 | 1,542 | 1,573 |
| Impairment of assets | | | | |
| Accounts receivable related to the concession compensation | - | - | - | (1,729) |
| Property, plant and equipment - generation segment | - | - | (124,812) | 72,132 |
| Property, plant and equipment - telecommunications segment | - | - | - | (25) |
| Expected credit losses (Trade accounts and Other current receiv | - | - | 39,453 | 57,441 |
| Tax credits estimated losses | - | - | 1,748 | 647 |
| Provision for negative equity in investees | 16,516 | - | - | - |
| | **19,335** | **982** | **(82,069)** | **130,039** |

(a) The variation in provisions for legal claims occurred due to the review of the assessment of the Company's legal advisors, mainly in civil claims. The details of the actions are shown in Note 30.

### 33.5 Construction costs

| Consolidated | 06.30.2021 | 06.30.2020 |
|---|---|---|
| Materials and supplies | 506,021 | 327,860 |
| Third party services | 282,989 | 168,817 |
| Personnel | 73,975 | 60,540 |
| Others | 9,568 | 12,839 |
| | **872,553** | **570,056** |

| Consolidated | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
|---|---|---|
| Materials and supplies | 286,418 | 192,936 |
| Third party services | 163,333 | 97,000 |
| Personnel | 39,301 | 32,397 |
| Others | 10,129 | 7,519 |
| | **499,181** | **329,852** |

### 33.6 Other operating costs and expenses, net

| Consolidated | 06.30.2021 | Restated 06.30.2020 |
|---|---|---|
| Financial offset for the use of water resources | 41,703 | 20,113 |
| Compensation | 25,946 | 25,461 |
| Net losses in the decommissioning and disposal of assets | 15,638 | 23,626 |
| Collection charge | 25,836 | 24,024 |
| Taxes | 18,994 | 18,370 |
| Leasing and rent | 5,375 | 6,261 |
| Donations, contributions, grants, tax incentives (a) | 1,558 | 5,474 |
| Advertising and publicity | | |
| Associação das Emissoras de Radiodifusão do Paraná - AERP | 5,686 | 5,784 |
| Talento Olímpico Paranaense - TOP | 2,478 | 1,753 |
| Sponsorship | 174 | 844 |
| Publicity | 4,128 | 5,661 |
| Other net income, costs and expenses | 11,231 | 22,554 |
| | 158,747 | 159,925 |

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

| Consolidated | 04.01.2021 to 06.30.2021 | Restated 04.01.2020 to 06.30.2020 |
|---|---|---|
| Losses in the decommissioning and disposal of assets | 395 | 13,089 |
| Financial offset for the use of water resources | 12,472 | 6,372 |
| Collection charge | 13,432 | 11,673 |
| Compensation | 1,676 | 17,786 |
| Taxes | 7,729 | 5,451 |
| Leasing and rent | 1,444 | 2,905 |
| Donations, contributions, grants, tax incentives (a) | 1,527 | 5,095 |
| Advertising and publicity | - | - |
| Associação das Emissoras de Radiodifusão do Paraná - AERP | 2,856 | 1,961 |
| Talento Olímpico Paranaense - TOP | 2,271 | 1,753 |
| Sponsorship | 46 | 276 |
| Publicity | 3,469 | 2,816 |
| Other net income, costs and expenses | 6,924 | 2,105 |
| | 54,241 | 71,282 |

## 34. Financial Results

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | | | | Restated |
| | 06.30.2021 | 06.30.2020 | 06.30.2021 | 06.30.2020 |
| **Financial income** | | | | |
| Interest and monetary variation of CRC transfer (Note 8.1) | 223,255 | 98,582 | 223,255 | 98,582 |
| Arrears charges on bills | - | - | 174,403 | 100,529 |
| Monetary variation over the Itaipu power purchase | - | - | 32,801 | 17,038 |
| Return on financial investments | 637 | 534 | 31,599 | 45,892 |
| Remuneration of net sectorial assets and liabilities (Note 9.2) | - | - | 9,134 | 15,510 |
| Recognition of tax credit (Note 13.2.1) | - | - | 8,656 | 936,524 |
| Monetary variation and adjust to present value of accounts payable related to the concession (Note 27.1) | - | - | 2,259 | 833 |
| Exchange variation on loan collateral | - | - | 11 | 41,322 |
| Derivatives fair value - forward contract (Note 36.2.3 - b) | - | - | - | 21,066 |
| Other financial income | 4,437 | 5,623 | 47,572 | 95,633 |
| PIS/Pasep/Cofins taxes on interest on capital | (10,552) | (4,802) | (22,979) | (59,911) |
| | **217,777** | **99,937** | **506,711** | **1,313,018** |
| **( - ) Financial expenses** | | | | |
| Monetary and exchange variation and debt charges | 22,814 | 32,886 | 307,928 | 330,560 |
| Monetary variation and adjust to present value of accounts payable related to the concession (Note 27.1) | - | - | 139,793 | 55,822 |
| Monetary variation over the Itaipu power purchase | - | - | 26,625 | 62,923 |
| Derivatives fair value - forward contract (Note 36.2.3 - b) | - | - | 7,411 | - |
| Interest on R&D and EEP (Note 26.2) | - | - | 5,347 | 7,943 |
| Interest and monetary variation of CRC transfer (Note 8.1) | 1,788 | - | 1,788 | - |
| Remuneration of net sectorial assets and liabilities (Note 9.2) | - | - | 940 | 62 |
| PIS/Pasep/Cofins taxes on interest on capital | 28 | - | 28 | - |
| Other financial expenses | 5,337 | 1,889 | 26,562 | 34,720 |
| | **29,967** | **34,775** | **516,422** | **492,030** |
| **Net** | **187,810** | **65,162** | **(9,711)** | **820,988** |

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | | | | Restated |
| | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 | 04.01.2021 to 06.30.2021 | 04.01.2020 to 06.30.2020 |
| **Financial income** | | | | |
| Interest and monetary variation of CRC transfer | 95,534 | 54,350 | 95,534 | 54,350 |
| Arrears charges on bills | - | - | 91,868 | 46,151 |
| Monetary variation over the Itaipu power purchase | - | - | 30,337 | 10,165 |
| Return on financial investments | 370 | 343 | 17,124 | 20,656 |
| Remuneration of net sectorial assets and liabilities | - | - | 5,368 | 8,605 |
| Recognition of tax credit | - | - | 5,256 | 936,524 |
| Monetary variation and adjust to present value of accounts | - | - | - | - |
| payable related to the concession | - | - | 1,017 | 51 |
| Exchange variation on loan collateral | - | - | (14,372) | 12,598 |
| Derivatives fair value - forward contract | - | - | (3,899) | (3,541) |
| Other financial income | 2,087 | 2,013 | 21,523 | 71,159 |
| PIS/Pasep/Cofins taxes on interest on capital | (4,509) | (2,608) | (11,374) | (52,770) |
| | **93,482** | **54,098** | **238,382** | **1,103,948** |
| **( - ) Financial expenses** | | | | |
| Monetary and exchange variation and debt charges | 12,841 | 13,628 | 143,247 | 126,470 |
| Monetary variation and adjust to present value of accounts | | | | |
| payable related to the concession | - | - | 64,475 | 29,767 |
| Monetary variation over the Itaipu power purchase | - | - | 199 | 24,173 |
| Derivatives fair value - forward contract | - | - | 7,411 | - |
| Interest on R&D and EEP | - | - | 2,953 | 3,506 |
| Interest and monetary variation of CRC transfer | 1,788 | - | 1,788 | - |
| Remuneration of net sectorial assets and liabilities | - | - | 940 | (973) |
| PIS/Pasep/Cofins taxes on interest on capital | 28 | - | 28 | - |
| Other financial expenses | 3,296 | 860 | 7,920 | 15,164 |
| | **17,953** | **14,488** | **228,961** | **198,107** |
| **Net** | **75,529** | **39,610** | **9,421** | **905,841** |

## 35. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

### 35.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until June 30, 2021, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until June 30, 2021.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements at December 31, 2020.

### 35.2 Company's reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

**Power generation and transmission (GET)** - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

**Power distribution (DIS) -** its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

**Telecommunications (TEL)** - its attribution is to provide telecommunications and general communication services. The segment will be discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 41;

**GAS** - its attribution is to provide public service of piped natural gas distribution;

**Power sale (COM)** - its attribution is to trade energy and related services;

**Holding Company (HOL)** - its attribution is to participate in other companies.

### 35.3 Assets by reportable segment

| ASSETS | Electric Energy | | | TEL | GAS | HOL | Reclassi-fications Note 41 | Intersegment operations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| 06.30.2021 | GET | DIS | COM | | | | | | |
| **TOTAL ASSETS** | **20,797,441** | **19,942,860** | **1,855,745** | **1,504,682** | **799,226** | **4,158,030** | **(1,516,849)** | **(164,502)** | **47,376,633** |
| **CURRENT ASSETS** | **2,446,700** | **4,938,824** | **692,157** | **650,029** | **287,387** | **2,080,864** | **(648,468)** | **(294,396)** | **10,153,097** |
| **NON-CURRENT ASSETS** | **18,350,741** | **15,004,036** | **1,163,588** | **854,653** | **511,839** | **2,077,166** | **(868,381)** | **129,894** | **37,223,536** |
| Long term assets | 6,034,650 | 8,574,942 | 1,158,838 | 129,033 | 383,006 | 1,887,765 | (129,033) | (283,298) | 17,755,903 |
| Investments | 2,700,666 | 805 | - | - | - | 147,237 | - | - | 2,848,708 |
| Property, plant and equipment | 9,339,665 | - | 258 | 701,633 | - | 24,623 | (719,620) | 60,927 | 9,407,486 |
| Intangible assets | 214,345 | 6,314,484 | 2,874 | 14,202 | 114,021 | 2,897 | (9,942) | 352,265 | 7,005,146 |
| Right-of-use asset | 61,415 | 113,805 | 1,618 | 9,785 | 14,812 | 14,644 | (9,786) | - | 206,293 |

| ASSETS | Electric Energy | | | TEL | GAS | HOL | Reclassi-ficações NE n° 41 | Intersegment operations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| 12.31.2020 | GET | DIS | COM | | | | | | |
| **TOTAL ASSETS** | **20,945,910** | **20,407,088** | **1,053,099** | **1,565,593** | **749,434** | **4,733,847** | **(1,230,546)** | **(1,439,761)** | **46,784,664** |
| **CURRENT ASSETS** | **3,137,219** | **6,198,414** | **390,695** | **666,654** | **245,028** | **2,543,995** | **(380,954)** | **(1,393,620)** | **11,407,431** |
| **NON-CURRENT ASSETS** | **17,808,691** | **14,208,674** | **662,404** | **898,939** | **504,406** | **2,189,852** | **(849,592)** | **(46,141)** | **35,377,233** |
| Long term assets | 5,561,545 | 7,915,662 | 660,229 | 136,527 | 358,719 | 2,007,064 | (110,834) | (438,633) | 16,090,279 |
| Investments | 2,574,402 | 808 | - | - | - | 154,307 | - | - | 2,729,517 |
| Property, plant and equipment | 9,420,859 | - | 224 | 734,172 | - | 24,500 | (716,924) | 32,629 | 9,495,460 |
| Intangible assets | 223,222 | 6,203,387 | 1,833 | 16,993 | 132,366 | 2,379 | (10,587) | 359,863 | 6,929,456 |
| Right-of-use asset | 28,663 | 88,817 | 118 | 11,247 | 13,321 | 1,602 | (11,247) | - | 132,521 |

## 35.4 Statement of income by reportable segment

| STATEMENT OF INCOME | Electric Energy | | | | TEL | GAS | HOL | Reclassifications Note 41 | Inter-segment operations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| | GET | | | | | | | | | |
| 06.30.2021 | GER | TRA | DIS | COM | | | | | | |
| **NET OPERATING REVENUES** | **2,599,332** | **767,017** | **6,411,050** | **1,881,904** | **210,333** | **351,685** | **-** | **(197,444)** | **(1,611,065)** | **10,412,812** |
| Net operating revenues - third-parties | 1,450,669 | 573,221 | 6,382,132 | 1,668,273 | 197,445 | 338,516 | - | (197,444) | - | 10,412,812 |
| Net operating revenues - between segments | 1,148,663 | 193,796 | 28,918 | 213,631 | 12,888 | 13,169 | - | - | (1,611,065) | - |
| **OPERATING COSTS AND EXPENSES** | **#########** | **(210,376)** | **(5,892,008)** | **(1,821,380)** | **(172,353)** | **(273,335)** | **(76,154)** | **50,675** | **1,696,323** | **(8,259,849)** |
| Energy purchased for resale | (249,104) | - | (2,966,971) | (1,809,846) | - | - | - | - | 1,363,195 | (3,662,726) |
| Charges for use of the main transmission grid | (245,619) | - | (1,089,324) | - | - | - | - | - | 202,971 | (1,131,972) |
| Personnel and management | (116,718) | (68,881) | (370,098) | (7,267) | (33,890) | (19,419) | (12,503) | - | - | (628,776) |
| Pension and healthcare plans | (21,652) | (13,873) | (77,388) | (767) | (5,409) | (2,471) | (1,435) | - | - | (122,995) |
| Materials and supplies | (5,358) | (1,771) | (24,645) | (10) | (1,656) | (337) | (190) | 1,656 | 3 | (32,308) |
| Raw materials and supplies for generation | (616,786) | - | - | - | - | - | - | - | 12,063 | (604,723) |
| Natural gas and supplies for gas business | - | - | - | - | - | (218,364) | - | - | - | (218,364) |
| Third party services | (76,834) | (14,945) | (222,947) | (1,697) | (33,456) | (7,793) | (13,708) | 33,456 | 15,525 | (322,399) |
| Depreciation and amortization | (282,099) | (5,257) | (200,009) | (83) | (67,415) | (19,449) | (1,311) | 1,665 | 62,467 | (511,491) |
| Provision (reversal) for litigations | 2,613 | 6,614 | (33,444) | (168) | 4,845 | 106 | (10,190) | (4,845) | - | (34,469) |
| Impairment of assets | 126,361 | (155) | - | - | 5,156 | - | - | (5,156) | - | 126,206 |
| Other estimated losses, provisions and reversals | (2,050) | (2,333) | (81,928) | (156) | (5,445) | 1,935 | (22,792) | 5,445 | 22,792 | (84,532) |
| Construction cost | - | (104,626) | (762,258) | - | - | (5,669) | - | - | - | (872,553) |
| Other operating costs and expenses, net | (73,995) | (5,149) | (62,996) | (1,386) | (35,083) | (1,874) | (14,025) | 18,454 | 17,307 | (158,747) |
| **EQUITY IN EARNINGS OF INVESTEES** | **5,312** | **144,903** | **-** | **-** | **-** | **-** | **2,590** | **-** | **-** | **152,805** |
| **PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX** | **1,043,403** | **701,544** | **519,042** | **60,524** | **37,980** | **78,350** | **(73,564)** | **(146,769)** | **85,258** | **2,305,768** |
| Financial income | 46,124 | 4,286 | 228,180 | 7,523 | 16,197 | 6,011 | 219,932 | (16,194) | (5,348) | 506,711 |
| Financial expenses | (257,314) | (59,113) | (124,988) | (26) | (37,977) | (4,414) | (75,915) | 37,977 | 5,348 | (516,422) |
| **OPERATING PROFIT (LOSS)** | **832,213** | **646,717** | **622,234** | **68,021** | **16,200** | **79,947** | **70,453** | **(124,986)** | **85,258** | **2,296,057** |
| Income tax and social contribution | (172,232) | (153,208) | (217,158) | (23,145) | (5,673) | (27,811) | (744) | 41,390 | (21,240) | (579,821) |
| **NET INCOME (LOSS) FROM CONTINUING OPERATIONS** | **659,981** | **493,509** | **405,076** | **44,876** | **10,527** | **52,136** | **69,709** | **(83,596)** | **64,018** | **1,716,236** |
| Result of discontinued operations | - | - | - | - | - | - | - | 83,596 | - | 83,596 |
| **NET INCOME (LOSS)** | **659,981** | **493,509** | **405,076** | **44,876** | **10,527** | **52,136** | **69,709** | **-** | **64,018** | **1,799,832** |

| STATEMENT OF INCOME Restated | Electric Energy | | | | TEL | GAS | HOL | Reclassifications Note 41 | Inter-segment operations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| | GET | | | | | | | | | |
| 06.30.2020 | GER | TRA | DIS | COM | | | | | | |
| **NET OPERATING REVENUES** | **1,769,469** | **490,689** | **5,896,156** | **190,829** | **263,553** | **1,052,364** | **-** | **(173,006)** | **(841,795)** | **8,648,259** |
| Net operating revenues - third-parties | 1,113,839 | 351,084 | 5,870,406 | 173,006 | 260,592 | 1,052,338 | - | (173,006) | - | 8,648,259 |
| Net operating revenues - between segments | 655,630 | 139,605 | 25,750 | 17,823 | 2,961 | 26 | - | - | (841,795) | - |
| **OPERATING COSTS AND EXPENSES** | **(1,079,152)** | **(200,488)** | **(4,566,557)** | **(170,120)** | **(227,922)** | **(1,011,530)** | **(53,584)** | **116,543** | **841,795** | **(6,351,015)** |
| Energy purchased for resale | (38,927) | - | (2,583,438) | - | - | (1,000,041) | - | - | 656,688 | (2,965,718) |
| Charges for use of the main transmission grid | (236,656) | - | (476,566) | - | - | - | - | - | 150,068 | (563,154) |
| Personnel and management | (111,454) | (68,121) | (366,643) | (31,548) | (17,614) | (6,468) | (11,270) | - | - | (613,118) |
| Pension and healthcare plans | (18,789) | (11,910) | (73,853) | (5,604) | (2,070) | (726) | (1,176) | - | - | (114,128) |
| Materials and supplies | (4,118) | (1,517) | (30,858) | (587) | (270) | (6) | (700) | 587 | - | (37,469) |
| Raw materials and supplies for generation | (125,139) | - | - | - | - | - | - | - | 3,007 | (122,132) |
| Natural gas and supplies for gas business | - | - | - | - | (181,049) | - | - | - | - | (181,049) |
| Third party services | (57,041) | (13,193) | (195,116) | (34,434) | (5,779) | (1,171) | (18,467) | 34,434 | 21,054 | (269,713) |
| Depreciation and amortization | (292,127) | (4,916) | (180,893) | (73,911) | (12,638) | (23) | (1,056) | 70,651 | - | (494,913) |
| Provision (reversal) for litigations | (20,275) | 9,291 | (38,393) | (530) | (23) | (714) | (4,342) | 530 | - | (54,456) |
| Impairment of assets | (102,558) | - | - | 22,903 | - | - | - | (22,878) | - | (102,533) |
| Other estimated losses, provisions and reversals | (9,418) | 195 | (91,039) | (7,911) | (1,156) | (1,234) | - | 7,911 | - | (102,652) |
| Construction cost | - | (100,647) | (464,794) | - | (4,615) | - | - | - | - | (570,056) |
| Other operating costs and expenses, net | (62,650) | (9,670) | (64,964) | (38,498) | (2,708) | (1,147) | (16,573) | 25,308 | 10,978 | (159,924) |
| **EQUITY IN EARNINGS OF INVESTEES** | **6,083** | **20,371** | **-** | **-** | **-** | **(68)** | **991** | **-** | **-** | **27,377** |
| **PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX** | **696,400** | **310,572** | **1,329,599** | **20,709** | **35,631** | **40,766** | **(52,593)** | **(56,463)** | **-** | **2,324,621** |
| Financial income | 49,669 | 16,459 | 1,130,390 | 12,082 | 8,787 | 4,562 | 103,296 | (12,082) | (145) | 1,313,018 |
| Financial expenses | (178,782) | (39,483) | (193,144) | (23,416) | (11,603) | (68) | (69,095) | 23,416 | 145 | (492,030) |
| **OPERATING PROFIT (LOSS)** | **567,287** | **287,548** | **2,266,845** | **9,375** | **32,815** | **45,260** | **(18,392)** | **(45,129)** | **-** | **3,145,609** |
| Income tax and social contribution | (194,543) | (81,376) | (769,157) | (3,395) | (12,017) | (15,563) | (8,831) | 17,127 | - | (1,067,755) |
| **NET INCOME (LOSS) FROM CONTINUING OPERATIONS** | **372,744** | **206,172** | **1,497,688** | **5,980** | **20,798** | **29,697** | **(27,223)** | **(28,002)** | **-** | **2,077,854** |
| Result of discontinued operations | - | - | - | - | - | - | - | 28,002 | - | 28,002 |
| **NET INCOME (LOSS)** | **372,744** | **206,172** | **1,497,688** | **5,980** | **20,798** | **29,697** | **(27,223)** | **-** | **-** | **2,105,856** |

## 35.5 Additions to noncurrent assets by reportable segment

| | Electric Energy | | | TEL | GAS | SER | HOL | Consolidated |
|---|---|---|---|---|---|---|---|---|
| 06.30.2021 | GET | DIS | COM | | | | | |
| Contract assets | - | 735,794 | - | - | 7,681 | - | - | **743,475** |
| Property, plant and equipment | 184,041 | - | 56 | 52,155 | - | - | 380 | **236,632** |
| Intangible assets | 1,696 | - | 1,067 | 144 | - | - | 748 | **3,655** |
| Right-of-use asset | 36,295 | 41,663 | 1,536 | 11,406 | 1,933 | 85 | 2,648 | **95,566** |

# 36. Financial Instruments

## 36.1 Categories and determination of fair value of financial instruments

| Consolidated | | | 06.30.2021 | | 12.31.2020 | |
|---|---|---|---|---|---|---|
| | Note | Level | Book value | Fair value | Book value | Fair value |
| **Financial assets** | | | | | | |
| **Fair value through profit or loss** | | | | | | |
| Cash and cash equivalents (a) | 5 | 1 | 1,437,628 | 1,437,628 | 3,222,768 | 3,222,768 |
| Bonds and securities (b) | 6 | 1 | - | - | 751 | 751 |
| Bonds and securities (b) | 6 | 2 | 288,861 | 288,861 | 299,779 | 299,779 |
| Accounts receivable - distribution concession (c) | 10.1 and 10.2 | 3 | 1,267,288 | 1,267,288 | 1,149,934 | 1,149,934 |
| Accounts receivable - generation concession (d) | 10.4 | 3 | 92,455 | 92,455 | 81,202 | 81,202 |
| Derivatives fair value - forward contracts (e) | 12 | 3 | 15,897 | 15,897 | 23,308 | 23,308 |
| Fair value in the purchase and sale of power (e) | 12 | 3 | 1,322,424 | 1,322,424 | 689,531 | 689,531 |
| Other temporary investments (f) | | 1 | 13,434 | 13,434 | 14,910 | 14,910 |
| Other temporary investments (f) | | 2 | 5,953 | 5,953 | 7,475 | 7,475 |
| | | | **4,443,940** | **4,443,940** | **5,489,658** | **5,489,658** |
| **Amortized cost** | | | | | | |
| Collaterals and escrow accounts (a) | | | 211 | 211 | 197 | 197 |
| Collateral and escrow deposits - STN (g) | 22.1 | | 128,043 | 106,736 | 133,521 | 113,477 |
| Trade accounts receivable (a) | 7 | | 3,716,090 | 3,716,090 | 3,819,680 | 3,819,680 |
| CRC Transferred to the Paraná State Government (h) | 8 | | 1,429,451 | 1,504,055 | 1,392,624 | 1,496,016 |
| Sectorial financial assets (a) | 9 | | 385,385 | 385,385 | 346,930 | 346,930 |
| Accounts receivable - concessions - bonus from the grant (i) | 10.3 | | 695,433 | 789,334 | 671,204 | 763,070 |
| | | | **6,354,613** | **6,501,811** | **6,364,156** | **6,539,370** |
| **Total financial assets** | | | **10,798,553** | **10,945,751** | **11,853,814** | **12,029,028** |
| **Financial liabilities** | | | | | | |
| **Fair value through profit or loss** | | | | | | |
| Fair value in the purchase and sale of power (e) | 29 | 3 | 956,886 | 956,886 | 343,406 | 343,406 |
| | | | **956,886** | **956,886** | **343,406** | **343,406** |
| **Amortized cost** | | | | | | |
| Sectorial financial liabilities (a) | 9 | | 349,064 | 349,064 | 188,709 | 188,709 |
| Special Tax Regularization Program - Pert (g) | 13.2 | | 438,141 | 371,805 | 459,303 | 377,375 |
| PIS and Cofins to be refunded to consumers (a) | 13.2.1 | | 3,257,386 | 3,257,386 | 3,927,823 | 3,927,823 |
| Accounts payable to suppliers (a) | 21 | | 2,335,358 | 2,335,358 | 2,436,452 | 2,436,452 |
| Loans and financing (g) | 22 | | 3,121,260 | 2,857,594 | 3,214,249 | 2,956,696 |
| Debentures (j) | 23 | | 6,579,175 | 6,579,175 | 6,837,819 | 6,837,819 |
| Accounts payable related to concession (k) | 27 | | 826,045 | 917,435 | 731,864 | 811,329 |
| | | | **16,906,429** | **16,667,817** | **17,796,219** | **17,536,203** |
| **Total financial liabilities** | | | **17,863,315** | **17,624,703** | **18,139,625** | **17,879,609** |

Different levels are defined as follows:
**Level 1**: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
**Level 2:** obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
**Level 3:** obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

### Determining fair values

**a)** Equivalent to their respective carrying values due to their nature and terms of realization.

**b)** Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

**c)** The criteria are disclosed in Note 4.4 to the financial statements at December 31, 2020.

**d)** The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements at December 31, 2020.

**e)** The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to the financial statements at December 31, 2020.

**f)** Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

**g)** The cost of the last borrowing taken out by the Company, 135.0% of CDI, is used as a basic assumption for discount of the expected payment flows.

**h)** The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.87% p.y. plus the IPCA inflation index.

**i)** Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).

**j)** Calculated from the Unit Price quotation (PU) for June 30, 2021, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

**k)** Actual net discount rate of 8.64% p.y., in line with the Company's estimated rate for long-term projects.

### 36.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

| Consolidated<br>Exposure to credit risk | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Cash and cash equivalents (a) | 1,437,628 | 3,222,768 |
| Bonds and securities (a) | 288,861 | 300,530 |
| Pledges and restricted deposits linked (a) | 128,254 | 133,718 |
| Trade accounts receivable (b) | 3,716,090 | 3,819,680 |
| CRC Transferred to the Paraná State Government (c) | 1,429,451 | 1,392,624 |
| Sectorial financial assets (d) | 385,385 | 346,930 |
| Accounts receivable - distribution concession (e) | 1,267,288 | 1,149,934 |
| Accounts receivable - concessions - Bonus from the grant (f) | 695,433 | 671,204 |
| Accounts receivable - generation concessions (g) | 92,455 | 81,202 |
| Other temporary investments (h) | 19,387 | 22,385 |
| | **9,460,232** | **11,140,975** |

**a)** The Company manages the credit risk of its assets in accordance with the Management's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

**b)** The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

**c)** Management believes this credit risk is low because repayments are secured by resources from dividends.

**d)** Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

**e)** Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

**f)** Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

**g)** For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

**h)** This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2025, 2024 indicators are repeated on an unaltered basis throughout the forecast period.

| Consolidated | Interest (a) | Less than 1 month | 1 to 3 months | 3 months to 1 year | 1 to 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|
| 06.30.2021 | | | | | | | |
| Loans and financing | Note 22 | 28,758 | 69,151 | 326,427 | 2,075,509 | 1,556,490 | 4,056,335 |
| Debentures | Note 23 | 372,188 | 452,026 | 1,536,599 | 4,418,974 | 984,102 | 7,763,889 |
| Accounts payable related to concession | Rate of return + IGP-M and IPCA | 7,227 | 14,454 | 81,205 | 479,017 | 1,683,090 | 2,264,993 |
| Accounts payable to suppliers | - | 1,622,577 | 605,643 | 41,135 | 66,003 | - | 2,335,358 |
| PIS and Cofins to be refunded to consumers | - | - | - | - | 3,539,706 | - | 3,539,706 |
| Special Tax Regularization Program - Pert | Selic | 4,265 | 8,569 | 39,482 | 237,023 | 249,137 | 538,476 |
| Sectorial financial liabilities | Selic | 23,849 | 48,004 | 222,571 | 70,478 | - | 364,902 |
| | | 2,113,743 | 1,308,546 | 2,754,438 | 12,361,849 | 6,702,747 | 25,241,323 |

(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

**a) Foreign currency risk (US Dollar)**

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

**Sensitivity analysis of foreign currency risk**

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$ 5.09) based on the median market expectation for 2021 according to the Focus Report of July 23, 2021, issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

| Foreign exchange risk | Risk | Baseline 06.30.2021 | Projected scenarios Probable | Scenario 1 | Scenario 2 |
|---|---|---|---|---|---|
| **Financial assets** | | | | | |
| Collaterals and escrow accounts - STN | USD depreciation | 128,043 | 2,247 | (30,325) | (62,898) |
| | | **128,043** | **2,247** | **(30,325)** | **(62,898)** |
| **Financial liabilities** | | | | | |
| Loans and financing - STN | USD appreciation | (134,685) | (2,364) | (36,626) | (70,889) |
| Suppliers | | | | | |
| Eletrobras (Itaipu) | USD appreciation | (149,752) | (2,628) | (40,724) | (78,819) |
| Acquisition of gas | USD appreciation | (55,030) | (966) | (14,965) | (28,964) |
| | | **(339,467)** | **(5,958)** | **(92,315)** | **(178,672)** |

**b) Foreign exchange risk - euro**

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company's statement of income.

Based on the notional amount of 15,5 million euros outstanding at the date of these interim financial information, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate. The active balance recorded is shown in Note 12.

**Sensitivity analysis of operations with derivative financial instruments**

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the future currency quotations (B3 reference rates of June 30, 2021) were considered and adjusted to present value by the pre-tax rate. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall in future quotes applied on the probable scenario, as a result of extraordinary events that may affect the economic scenario.

| Consolidated | Exchange rate variation | Baseline 06.30.2021 | Projected scenarios | | |
|---|---|---|---|---|---|
| | | | Probable | Scenario 1 | Scenario 2 |
| Gains (losses) on operations with derivative financial instruments | Increase | 15,897 | 18,967 | 42,735 | 66,502 |
| | Decrease | 15,897 | 18,967 | (4,800) | (28,567) |

### c) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

**Sensitivity analysis of interest rate and monetary variation risk**

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes balances reflecting varying indicators (CDI/Selic – 7.0%, IPCA – 6.56%, IGP-DI – 19.08%, IGP-M – 19.0% and TJLP – 7.56%) estimated as market average projections for 2021 according to the Focus Report of July 23, 2021, issued by the Central Bank of Brazil, except IGP-DI and TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the

main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

| Interest rate risk and monetary variation | Risk | Baseline 06.30.2021 | Projected scenarios Probable | Scenario 1 | Scenario 2 |
|---|---|---|---|---|---|
| **Financial assets** | | | | | |
| Bonds and securities | Low CDI/SELIC | 288,861 | 9,241 | 6,964 | 4,656 |
| Collaterals and escrow accounts | Low CDI/SELIC | 211 | 7 | 5 | 4 |
| CRC Transferred to the Paraná State Government | Low IGP-DI | 1,429,451 | 130,433 | 98,869 | 66,639 |
| Sectorial financial assets | Low Selic | 385,385 | 13,260 | 9,987 | 6,686 |
| Accounts receivable - concessions | Low IPCA | 1,962,721 | 63,355 | 47,703 | 31,929 |
| Accounts receivable - generation concessions | Undefined (a) | 92,455 | - | - | - |
| | | **4,159,084** | **216,296** | **163,528** | **109,914** |
| **Financial liabilities** | | | | | |
| Loans and financing | | | | | |
| Banco do Brasil | High CDI | (640,424) | (22,036) | (27,431) | (32,783) |
| BNDES | High TJLP | (1,944,449) | (72,161) | (89,802) | (107,290) |
| BNDES | High IPCA | (281,364) | (9,082) | (11,309) | (13,518) |
| Banco do Brasil - BNDES Transfer | High TJLP | (77,999) | (2,895) | (3,602) | (4,304) |
| Caixa Econômica Federal | High TJLP | (81) | (3) | (4) | (4) |
| Other | No risk | (42,258) | - | - | - |
| Debentures | High CDI/SELIC | (4,870,529) | (167,585) | (208,618) | (249,321) |
| Debentures | High IPCA | (1,602,220) | (51,718) | (64,397) | (76,980) |
| Debentures | High TJLP | (106,426) | (3,950) | (4,915) | (5,872) |
| Sectorial financial liabilities | High Selic | (349,064) | (12,011) | (14,951) | (17,869) |
| Special Tax Regularization Program - Pert | High Selic | (438,141) | (15,076) | (18,767) | (22,428) |
| Accounts payable related to concession | High IGP-M | (770,948) | (70,057) | (86,678) | (102,982) |
| Accounts payable related to concession | High IPCA | (55,097) | (1,779) | (2,215) | (2,647) |
| | | **(11,179,000)** | **(428,353)** | **(532,689)** | **(635,998)** |

(a) Risk assessment still requires ruling by the Granting Authority.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From September 2020 to June 2021, the National Interconnected System has been presenting the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other sector bodies are working to mitigate the risks of rationing, with emphasis on a high thermoelectric dispatch outside the order of cost merit, as well as the relaxation of restrictions on the system's hydroelectric operation. Additionally, considering the strong wind generation in the Northeast and the generation of biomass in the Southeast, it is estimated that the risk of energy shortages in 2021 and 2022 will be minimized, according to official information published so far.

To mitigate the risk of meeting instant demand, the MME is managing large energy consumers in order to migrate their consumption from periods of greater demand. Which, in general, means moving production into the early morning hours. This guarantees the service to consumers with greater economy, since the operation in periods of high demand is very expensive.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections, by authorizing the dispatch of thermal generation outside the order of merit of cost by ONS, which for in turn, it has dispatched the amounts necessary for a safe operation to the National Interconnected System.

Although dam storage levels are not ideal, from the standpoint of the bodies responsible for planning the operation of the system, when combined with other variables, such as affluent flows, wind and solar generation, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (CNPE) in all subsystems (maximum risk of 5%).

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Copel has 6 plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2023, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2024, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until October 2022, and the Guaricana and Chaminé HPPs until August, 2023. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT has no transmission concession to expire in the next ten years.

36.2.7 Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

**Indicators and penalties**

| Year | Indicator | Criteria | Penalties |
|---|---|---|---|
| Until 2020 | Economic - financial efficiency and quality | 2 consecutive years or at the end of the 5-year period (2020) | Concession termination |
| | Quality Indicators | 2 consecutive years or 3 times in 5 years | Limitation of dividend and interest on equity distribution |
| | Economic - financial efficiency | in the base year | Capital Increase (a)<br>Limitation of dividend and interest on equity distribution<br>Restrictive regime for contracts with related parties |
| From the 6th year of (2021) | Economic - financial efficiency | 2 consecutive years | Concession termination |
| | Quality Indicators | 3 consecutive years | |

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

**Targets defined for Copel Distribuição in the first five years after extension of the concession agreement**

| Year | Economic and Financial Management | Realized | Quality - limits [(a)] | | Quality (Performed) | |
|---|---|---|---|---|---|---|
| | | | DECi [(b)] | FECi [(b)] | DECi | FECi |
| 2016 | | | 13.61 | 9.24 | 10.80 | 7.14 |
| 2017 | EBITDA ≥ 0 [(c)] | 661,391 | 12.54 | 8.74 | 10.41 | 6.79 |
| 2018 | EBITDA (-) QRR ≥ 0 [(d)] | 550,675 | 11.23 | 8.24 | 10,29 | 6,20 |
| 2019 | {Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) [(d)] | 822,386 | 10.12 | 7.74 | 9,10 | 6.00 |
| 2020 | {Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) [(e)] | 1,624,821 | 9.83 | 7.24 | 7.81 | 5.55 |

(a) According to Aneel's Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

### 36.2.8 Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

### 36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, in 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation to the contracting of 2021, the scenarios of supply and demand indicate the occurrence of contracting within the regulatory limits by Copel DIS. In this sense, it is considered that the Company should maintain the guarantee of neutrality in the purchase of energy preserved. However, the distributor will continue to exercise continuous vigilance in relation to its contracting levels and occurrences of involuntary events beyond its management, such as the migration of consumers to the free market and load reduction by Covid-19.

36.2.10 Gas shortage risk

The natural gas market in Paraná is composed of Compagás consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market, at the moment, is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás, which has a contract for the supply of natural gas from Bolivia until December 2023, made a public bidding with the objective of receiving proposals for the supply of natural gas to meet the part of the demand that will be uncontracted from January 2022. The deadline for responses ended on April 30, 2021. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

Within the scope of the New Gas Market, the offer of natural gas already demonstrates growth and diversification, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG) that has a large world offer, use of natural gas from onshore basins and greater use of natural gas from the pre-salt which has large volumes to be extracted.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public call of TBG (Gasbol transporter) that establishes a new capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures, as well as the possibility of third party access to existing infrastructures.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

36.2.11 Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

36.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$7,007,058 for electricity purchase contracts and R$6,940,691 for electricity sales contracts, outstanding at the date of these interim financial information, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are shown below.

| Consolidated | Assets | Liabilities | Net |
|---|---|---|---|
| Current | 212,619 | (217,895) | (5,276) |
| Noncurrent | 1,109,805 | (738,991) | 370,814 |
| | **1,322,424** | **(956,886)** | **365,538** |

**Sensitivity analysis on the power purchase and sale transactions**

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate of August 2, 2021 were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

| Consolidated | Price variation | Baseline 06.30.2021 | Projected scenarios | | |
|---|---|---|---|---|---|
| | | | Probable | Scenario 1 | Scenario 2 |
| Unrealized gains (losses) on purchase and sale of energy | Increase | 365,538 | 364,244 | 510,395 | 656,547 |
| | Decrease | 365,538 | 364,244 | 218,092 | 71,940 |

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

**36.3 Capital management**

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1 Debt to equity ratio:

| Indebtedness | Parent company 06.30.2021 | Parent company 12.31.2020 | Consolidated 06.30.2021 | Consolidated 12.31.2020 |
|---|---|---|---|---|
| Loans and financing | 775,109 | 780,514 | 3,121,260 | 3,168,710 |
| Debentures | 500,982 | 803,576 | 6,579,175 | 8,540,366 |
| (-) Cash and cash equivalents | 14,740 | 42,700 | 1,437,628 | 3,222,768 |
| (-) Bonds and securities | 90 | 90 | 288,861 | 300,530 |
| **Net debt** | **1,261,261** | **1,541,300** | **7,973,946** | **8,185,778** |
| Equity | 20,171,674 | 19,959,111 | 20,501,160 | 20,250,518 |
| **Debt to equity ratio** | **0.06** | **0.08** | **0.39** | **0.40** |

## 37. Related Party Transactions

| Consolidated | Assets | | Liabilities | | Revenue | | Cost / Expense | |
|---|---|---|---|---|---|---|---|---|
| **Related parties / Nature of operation** | **06.30.2021** | **12.31.2020** | **06.30.2021** | **12.31.2020** | **06.30.2021** | **06.30.2020** | **06.30.2021** | **06.30.2020** |
| **Controlling shareholder** | | | | | | | | |
| **State of Paraná** - dividends payable | - | - | 378,371 | 749,338 | - | - | - | - |
| CRC Transfer (Note 8) | 1,429,451 | 1,392,624 | - | - | 221,467 | 98,582 | - | - |
| *Luz Fraterna* Program (a) | 8,230 | 6,682 | - | - | - | - | - | - |
| *Tarifa Rural Noturna* Program (a) | 16,002 | 8,168 | - | - | - | - | - | - |
| *Morar Bem Paraná* Program (a) | - | 1,057 | - | - | - | - | - | - |
| Employees transferred (b) | 106 | 87 | - | - | - | - | - | - |
| Telecommunication services (c) | 13,065 | 13,686 | - | - | 19,201 | 21,138 | - | - |
| Meteorological System of Paraná - Simepar (d) | - | 2 | 1,322 | 855 | 18 | 23 | (5,190) | (1,141) |
| **Entities with significant influence** | | | | | | | | |
| **BNDES and BNDESPAR** - dividends payable (e) | - | - | 271,441 | 568,315 | - | - | - | - |
| Financing (Note 22) | - | - | 2,234,423 | 2,314,166 | - | - | (81,562) | (73,972) |
| Debentures - Compagás (Note 23) | - | - | 2,946 | 5,890 | - | - | (249) | (1,155) |
| Debentures - wind farms (Note 23) (f) | - | - | 234,219 | 239,249 | - | - | (14,873) | (11,036) |
| **State of Paraná investee** | | | | | | | | |
| **Sanepar (c) (g)** | 239 | 223 | 499 | 582 | 2,164 | 2,533 | (3,650) | (3,258) |
| Use of water withdrawn from plants' reservoirs | 237 | - | - | - | 237 | - | - | - |
| **Joint ventures** | | | | | | | | |
| Dividends | 1,032 | 1,032 | - | - | - | - | - | - |
| **Caiuá Transmissora de Energia (c) (h) (i) (j)** | 548 | 261 | 1,587 | 1,401 | 1,596 | 1,543 | (8,449) | (7,907) |
| Dividends | 2,973 | 4,443 | - | - | - | - | - | - |
| **Integração Maranhense Transmissora (i) (j)** | - | - | 165 | 160 | - | - | (1,109) | (965) |
| Dividends | - | 3,806 | - | - | - | - | - | - |
| **Matrinchã Transmissora de Energia (i) (j)** | - | - | 1,000 | 959 | - | - | (6,465) | (5,101) |
| Dividends | 43,715 | 34,460 | - | - | - | - | - | - |
| **Guaraciaba Transmissora de Energia (i) (j)** | - | - | 449 | 436 | - | - | (3,015) | (2,545) |
| Dividends | 21,248 | 16,281 | - | - | - | - | - | - |
| **Paranaíba Transmissora de Energia (i) (j)** | - | - | 667 | 649 | - | - | (4,483) | (3,823) |
| Dividends | 6,897 | - | - | - | - | - | - | - |
| **Cantareira Transmissora de Energia (i) (j)** | - | - | 480 | 468 | - | - | (3,231) | (2,816) |
| Dividends | - | 6,547 | - | - | - | - | - | - |
| **Mata de Santa Genebra Transmissão (i) (j) (k)** | 3,333 | 4,034 | 1,035 | 990 | 10,010 | 7,645 | (6,449) | (2,079) |
| **Associates** | | | | | | | | |
| **Dona Francisca Energética S.A. (l)** | 12 | 13 | 1,312 | 1,436 | 75 | 83 | (8,193) | (8,428) |
| Dividends | 4,606 | 97 | - | - | - | - | - | - |
| **Foz do Chopim Energética Ltda. (c) (m)** | 485 | 216 | - | - | 1,390 | 1,270 | - | - |
| **Key management staff** | | | | | | | | |
| Fees and social security charges (Note 33.2) | - | - | - | - | - | - | (10,547) | (12,377) |
| Pension and healthcare plans (Note 24.3) | - | - | - | - | - | - | (724) | (280) |
| **Other related parties** | | | | | | | | |
| **Fundação Copel (c)** | 30 | 40 | - | - | 173 | 128 | - | - |
| Administrative property rental | - | - | 74,523 | 1,836 | - | - | (2,566) | (888) |
| Pension and healthcare plans (Note 24.3) | - | - | 1,517,579 | 1,493,614 | - | - | - | - |
| **Lactec (c) (n)** | 5 | 5 | 4,231 | 2,747 | 314 | 391 | (1,600) | (1,249) |
| **Tecpar (c) (o)** | 10 | 11 | - | - | 844 | 43 | - | - |
| **Celepar (c) (p)** | 4 | 4 | 2 | 2 | 23 | 43 | (5) | (72) |

**a)** The *Luz Fraterna* Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The *Tarifa Rural Noturna* Program, regulated by Decree 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree..

The *Morar Bem Paraná* Program, established by Decree 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. Copel's main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

**b)** Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

**c)** Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.

**d)** The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

**e)** BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

**f)** BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

**g)** Basic sanitation provided by Sanepar.

**h)** Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

**i)** Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

**j)** Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

**k)** Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.

**l)** Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

**m)** Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

**n)** The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.

**o)** Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.

**p)** Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated between themselves when preparing the consolidated financial statements of the Company.

In addition, Copel GeT and Copel COM have energy purchase commitments with their affiliates, Dona Francisca and Foz do Chopim, in the amount of R$78,052, and energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$36,214.

### 37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,307 (R$4,307 at December 31, 2020) and made by Copel Energia, in the amount of R$175,488 (R$112,069 at December 31, 2020).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

| | Company | Operation | Date issued | Final maturity | Amount approved | Balance 06.30.2021 | Interest % | Amount guarantees |
|---|---|---|---|---|---|---|---|---|
| (1) | Caiuá Transmissora (a) | Financing | 12.23.2013 | 02.15.2029 | 84,600 | 46,612 | 49.0 | 5,956 |
| (2) | Guaraciaba Transmissora | Financing | 09.28.2016 | 01.15.2031 | 440,000 | 339,178 | 49.0 | 166,197 |
| (3) | Guaraciaba Transmissora | Debentures | 07.15.2018 | 12.15.2030 | 118,000 | 128,094 | 49.0 | 62,766 |
| (4) | Mata de Santa Genebra | Financing | 11.30.2017 | 07.15.2033 | 1,018,500 | 1,187,005 | 50.1 | 594,690 |
| (5) | Mata de Santa Genebra | Debentures | 04.15.2019 | 11.15.2030 | 210,000 | 107,300 | 50.1 | 53,757 |
| (6) | Cantareira Transmissora de Energia (a) | Financing | 12.28.2016 | 09.15.2032 | 426,834 | 418,978 | 49.0 | 28,175 |
| (7) | Cantareira Transmissora de Energia | Debentures | 01.09.2018 | 08.15.2032 | 100,000 | 99,715 | 49.0 | 48,860 |
| | | | | | | | | **960,401** |

(a) Guarantee aw arded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution

**Financial institution (fund provider):** BNDES: (1) (2) (4) (6)

**Allocation:** Investment program

**Guarantees:** provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).

**Operation guarantee:** pledge of shares held by Copel Get in the ventures.

| Performance bond Company | Final maturity | Amount Insured | % endorsement Copel GeT | Amount endorsement |
|---|---|---|---|---|
| Mata de Santa Genebra | 02.28.2022 | 78,300 | 50.1 | 39,228 |
| | | | | **39,228** |

## 38. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these interim financial information, are as follows:

| Consolidated | 06.30.2021 | 12.31.2020 |
|---|---|---|
| Energy purchase and transportation contracts | 132,898,410 | 132,879,053 |
| Additions to property, plant and equipment | | |
| Construction of transmission lines and substations | - | 12,062 |
| Construction of Jandaíra w ind farm complex | 299,189 | 330,257 |
| Construction of SHP Bela Vista | 5,314 | 23,717 |
| Telecommunications w orks | 70,005 | 132,430 |
| Acquisition of assets for electricity distribution | 955,796 | 978,189 |
| Gas purchase contracts | 757,219 | 655,422 |

# 39. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

| Consolidated<br>Policy | End<br>of term | Insured<br>amount |
|---|---|---|
| Operational risks - HPP Baixo Iguaçu | 05.30.2022 | 2,250,207 |
| Operational risks - HPP Colíder | 11.10.2021 | 2,166,984 |
| Operational risks - Cutia and Bento Miguel | 03.29.2022 | 2,016,287 |
| Nominated Risks | 08.24.2021 | 2,005,408 |
| Fire - owned and rented facilities | 08.24.2021 | 800,636 |
| Operational risks - HPP Governador Jayme Canet Junior | 11.23.2021 | 799,290 |
| Operational risks - Brisa Potiguar | 06.27.2022 | 743,616 |
| Operational risks - Elejor | 03.11.2022 | 728,426 |
| Operational risks - UEG Araucária (a) | 11.30.2022 | 626,686 |
| Operational risks - São Bento | 06.27.2022 | 510,557 |

(a) The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5.6973 as of March 31, 2021.

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

# 40. Additional information to the Statement of Cash Flows

## 40.1 Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$798,597 (R$556,499 on June 30, 2020). Of this amount, R$146,788 (R$87,646 on June 30, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, property, plant and equipment acquisitions totaled R$107,397 (R$136,462 on June 30, 2020). Of this amount, R$12,897 (R$12,573 on June 30, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 28.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$109,737 (R$57,060 on June 30, 2020), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

## 41. Assets held for sale and discontinued operations

On July 15, 2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room ("VDR") with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On September 16, 2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$1,401,090 for Equity Value. On this date, Management understood that the criteria determined by CPC 31/ IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction. As disclosed in Material Fact 02/21, the conclusion of the disposal transaction is subject to compliance with the conditions defined in the Bid Notice and in the CCVA, which include, among others, the approvals of the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica* - CADE) and the National Telecommunications Agency (*Agência Nacional de Telecomunicações* - Anatel), these processes are in progress.

On August 3, 2021, the sale operation was concluded, as informed in relevant fact 13/21, after compliance with the conditions defined in the Notice and the CCVA, which included, among others, the approvals of CADE and Anatel. Besides that, the updated amount of R$ 2,506,837 was received for the full divestment of Copel Telecomunicações shares, share transfer registration, signature of the closing agreement for the deal and the resignation of the current administrators. Therefore, on August 08, 2021, Copel no longer controlled Copel Telecomunicações, transferring its assets and liabilities and the direction of its business to the acquirer.

We highlight that during the studies for the sale of Copel Telecomunicações some assets were considered strategic for Copel Distribuição, Copel Geração e Transmissão, wholly owned subsidiaries of Copel, and some other administrative assets that will be maintained within Copel itself or other subsidiaries. In addition, in the divestment process, Management defined that all employees registered with Copel Telecom will be reallocated to other Copel subsidiaries. In view of these definitions, both the balances of assets that will be maintained in the Company and the total obligations with employees and managers, including post-employment benefit obligations and associated deferred taxes, were not reclassified to the asset accounts and associated liabilities were classified as held for sale.

The balances of other assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet are presented below. In compliance with the accounting standard, balances are measured at book values, since they are less than fair values fewer selling expenses.

| 06.30.2021 | Parent Company | Consolidated |
|---|---|---|
| **Assets classified as held for sale** | | |
| Cash and cash equivalents | - | 553,131 |
| Trade accounts receivable | - | 59,113 |
| Inventories | - | 6,195 |
| Current recoverable taxes and deferred taxes | - | 136,202 |
| Escrow accounts | - | 15,618 |
| Property, plant and equipment | - | 752,247 |
| Intangible assets | - | 11,586 |
| Right-of-use asset | - | 9,785 |
| Investments | 768,893 | - |
| Other receivables | - | 7,242 |
| | **768,893** | **1,551,119** |
| **Liabilities associated with assets classified as held for sale** | | |
| Accounts payable to suppliers | - | 15,530 |
| Taxes due | - | 51,489 |
| Debentures | - | 677,949 |
| Lease liability | - | 10,265 |
| Provisions for legal claims | - | 26,612 |
| Other accounts payable | - | 1,484 |
| | **-** | **783,329** |

Reclassified assets and liabilities are part of the telecommunications segment which, with the divestment of Copel Telecomunicações, will be discontinued at Copel.

In addition, the total of R$75,165 related to Copel Telecomunicações contingent liabilities was disregarded in Note 30.2.

The revenues, costs and expenses as well as the cash flow movement resulting from these reclassified assets and liabilities were presented in separate lines, as a discontinued operation, in the Statements of Income, Statements of Cash Flows and Statements of Added Value.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that will be sold have ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines item 25 of CPC 31 / IFRS 5.

The amounts from discontinued operations are presented in the following tables:

| Statements of Income from discontinued operations | Parent Company 06.30.2021 | Parent Company 06.30.2020 | Consolidated 06.30.2021 | Consolidated 06.30.2020 |
|---|---|---|---|---|
| Net operating revenue | - | - | 197,444 | 173,006 |
| Operating costs | - | - | (15,984) | (73,542) |
| **Gross profit** | **-** | **-** | **181,460** | **99,464** |
| | **-** | **-** | **-** | **-** |
| Selling expenses | - | - | (12,732) | (12,831) |
| General and administrative expenses | - | - | (14,292) | (12,187) |
| Other operational income (expenses) | - | - | (7,666) | (17,982) |
| Equity in earnings of investees | 79,859 | 32,636 | - | - |
| | 79,859 | **32,636** | **(34,690)** | **(43,000)** |
| **Profit (loss) before financial results and taxes** | **79,859** | **32,636** | **146,770** | **56,464** |
| Financial results | - | - | (21,783) | (11,334) |
| **Operating profit (loss)** | **79,859** | **32,636** | **124,987** | **45,130** |
| Income tax and social contribution | - | - | (41,390) | (17,128) |
| **Net income (loss)** | **79,859** | **32,636** | **83,597** | **28,002** |

| Statements of Income from discontinued operations | Parent Company 1º.04.2021 to 30.06.2021 | Parent Company 1º.04.2020 to 30.06.2020 | Consolidated 1º.04.2021 to 30.06.2021 | Consolidated 1º.04.2020 to 30.06.2020 |
|---|---|---|---|---|
| Net operating revenue | - | - | 108,144 | 85,752 |
| Operating costs | - | - | (4,175) | (26,640) |
| **Gross profit** | - | - | **103,969** | **59,112** |
| Selling expenses | - | - | (10,528) | (6,533) |
| General and administrative expenses | - | - | (7,587) | (6,174) |
| Other operational income (expenses) | - | - | (5,740) | (10,838) |
| Equity in earnings of investees | 45,808 | 22,726 | - | - |
| | **45,808** | **22,726** | **(23,855)** | **(23,545)** |
| **Profit (loss) before financial results and taxes** | **45,808** | **22,726** | **80,114** | **35,567** |
| Financial results | - | - | (8,573) | (1,601) |
| **Operating profit (loss)** | **45,808** | **22,726** | **71,541** | **33,966** |
| Income tax and social contribution | - | - | (23,879) | (12,127) |
| **Net income (loss)** | **45,808** | **22,726** | **47,662** | **21,839** |

| Statements of Cash Flows from discontinued operations | Parent Company 06.30.2021 | Parent Company 06.30.2020 | Consolidated 06.30.2021 | Consolidated 06.30.2020 |
|---|---|---|---|---|
| Net income | 79,859 | 32,636 | 83,597 | 28,002 |
| Adjustments to reconcile net income | (79,859) | (32,636) | 146,778 | 120,316 |
| Changes in assets and liabilities | - | - | (26,851) | 3,905 |
| Taxes and charges paid | - | - | (57,932) | (40,054) |
| **Cash flows from operational activities** | - | - | **145,592** | **112,169** |
| Additions to property, plant and equipment and intangible | - | - | (47,338) | (39,114) |
| **Cash flows from investment activities** | - | - | **(47,338)** | **(39,114)** |
| Payment of loans and financing and lease | - | - | (1,608) | (4,775) |
| **Cash flows from financing activities** | - | - | **(1,608)** | **(4,775)** |
| **Changes in cash and cash equivalents** | - | - | **96,646** | **68,280** |

| Statements of Added Value from discontinued operations | Parent Company 06.30.2021 | Parent Company 06.30.2020 | Consolidated 06.30.2021 | Consolidated 06.30.2020 |
|---|---|---|---|---|
| **Added value to distribute** | | | | |
| Income | - | - | 277,892 | 266,373 |
| ( - ) Supplies acquired from third parties | - | - | (72,398) | (61,566) |
| ( - ) Depreciation and amortization | - | - | - | (70,650) |
| ( + ) Transferred added value | 79,859 | 32,636 | 18,645 | 13,754 |
| | **79,859** | **32,636** | **224,139** | **147,911** |
| **Distribution of Added Value** | | | | |
| Personnel | - | - | - | - |
| Government | - | - | 100,762 | 95,605 |
| Third Parties | - | - | 38,680 | 24,303 |
| Shareholders | 79,859 | 32,636 | 84,696 | 28,002 |
| | **79,859** | **32,636** | **224,138** | **147,910** |

## 42. Subsequent events

### 42.1 Property Headquarters of the Company at Rua Coronel Dulcídio

On August 3, 2021, Copel received the amount of R$30,488, according to the appraisal report, from the Public Security Secretary, as expropriation of the Company's Headquarters property located at Rua Coronel Dulcídio, nº 800, Curitiba – PR, registration 121.596 of the 6th Property Registration, according to State Decree No. 7,869 of June 9, 2021 which declares the aforementioned property to be of public utility. The Company's headquarters are now at Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê, Curitiba-PR.

### 42.2 Debentures

On July 15, 2021, Copel Distribuição settled its 6th Issue of Debentures, pursuant to CVM Instruction No. 476/2009, Law No. 12,431/2011 and other applicable legal and regulatory provisions. Two series of debentures were issued. In the 1st series, 1,000,000 (one million) debentures were issued with a unit face value of BRL 1,000.00 (one thousand reais), in the total amount of BRL 1 billion reais, with annual amortizations and consecutive, as of June 2025 and with final maturity on June 15, 2026, with asset code CPLD16. These debentures will be remunerated by the accumulated variation of the average daily rates of Interbank Deposits – DI, plus 1.95% pa.

These funds will be used to strengthen the Issuer's working capital and the amortization of the principal portion of the 3rd, 4th and 5th Issue debentures. In the 2nd series, 500,000 (five hundred thousand) debentures were issued with a unit face value of BRL 1,000.00 (one thousand reais), in the total amount of BRL 500,000 (five hundred million reais), with annual and consecutive amortizations, from June 2029 and with final maturity on June 15, 2031, with asset code CPLD26. These debentures will be remunerated by the variation of the Broad Consumer Price Index - IPCA, plus 4.7742% pa. The resources of this series will be destined to investments for the expansion, renovation or improvement and/or reimbursement of expenses of the electric energy distribution network of the Issuer, this project having been classified as a priority according to the Ordinance of the Ministry of Mines and Energy nº187/SPE, of July 16, 2019. A corporate guarantee was provided by Companhia Paranaense de Energia - COPEL.

### 42.3 Divestment of Copel Telecomunicações

On August 3, 2021, the divestment of 100% of the shares issued by Copel Telecomunicações, owned by the Company, to Bordeaux Participações SA, a company formed by Bordeaux Fundo de Investimento em Participações Multiestratégia, after fulfilling all the conditions set out in the Notice of bidding procedure Auction DDN nº 01/2020 and in the respective Share Purchase and Sale Agreement (CCVA).

The Auction was held on November 9, 2020, and Bordeaux FIP was declared the winner of the event after presenting the highest bid, in the amount of R$2,395,000. The winning bid represented a premium of 70.94% in relation to the minimum bid price of R$1,401,090. The final amount of the transaction, restated by the SELIC rate to date, totaled R$2,506,837 and was fully received by Copel. The accounting recognition of this transaction will take place in the third quarter of 2021, with a positive effect of approximately R$1,190,000 on the net income for the year.

In addition to the receipt of the updated value for the divestment of 100% in Copel Telecomunicações shares, the transfer of shares was registered on the same date, the signing of the transaction closing term and the current administrators' resignation. Therefore, on August 3, 2021 Copel no longer controlled Copel Telecomunicações, transferring its assets and liabilities and the direction of its business to the acquirer.

### 42.4 Manifestation of the State of Paraná on Early Settlement of the CRC

On July 14, 2021, Official Letter No. 443/2021 - GS/SEFA was received, through which the Government of the State of Paraná expresses its intention to fully settle the balance of the Offset Account ("CRC").

On August 10, 2021, the Government of the State of Paraná fully paid off the debt balance restated on a pro rata die basis of the Offset Account ("CRC") in the amount of R$1,431,200.

### 42.5 Payment of dividends

On August 4, 2021, Management resolved to pay on August 11, 2021 the proceeds for the year 2020, approved at the 66th Annual General Meeting, held on 04.29.2021, as part of the allocation of the results for the year 2020 in the amount of R$ 1,017,775 and also the remaining balance of the interim earnings resolved by the Board of Directors at the 212th Ordinary Meeting, held on March 17, 2021, in the amount of R$ 257,449, making a total payment of R$ 1,275,224.

**COMMENTS ON PERFORMANCE**

**For the quarter ended June 30, 2021**

**All amounts expressed in thousands of Brazilian reais**

## 1 Distribution grid

**Compact Grid -** Copel Distribuição S.A. has been implementing compact grid in urban areas with a high degree of afforestation in the vicinity of the distribution grid. This technology avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of interruptions. At the end of June 2021, the extension of the compact grid installed was 15,399km (12,332km in June 2020), representing an increase of 3,067km in twelve months, a variation of 24.9%.

**Isolated Secondary Grid -** Copel Distribuição is also investing in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of June 2021, the extension of the isolated secondary distribution grid installed was 20,348km (19,599km in June 2020), representing an increase of 749km in the last twelve months, a variation of 3.8%.

## 2 Energy Market

**Market behavior -** The power generation of Copel Geração e Transmissão SA and wind farms in the first 6 (six) months of 2021 was 8,042 GWh, against 3,943 GWh in the same period in 2020. Despite the water crisis in the country, this difference shows a recovery in the southern region reservoir levels in relation to 2020, when a long period of drought hit the region. As for Copel Distribuição, the amount of energy purchased through CCEAR (auction) was 5,959GWh (5,741GWh in the same period in 2020).

Below is the energy flow of 2021:

**Energy Flow (GWh) (a) (b)** — **January through June 2021**

| Source | GWh | % |
|---|---|---|
| Own generation | 8,042 | 31.2% |
| Energy received | 17,738 | 68.8% |

**Energy received:**

| | |
|---|---|
| CCEAR | 5,959 |
| Itaipu | 2,695 |
| Dona Francisca | 67 |
| CCEE (MCP) | - |
| Angra | 484 |
| CCGF | 2,937 |
| MRE | 778 |
| Elejor | - |
| Proinfa | 213 |
| Other[1] | 4,605 |

**Availability:** 25,780

| Destination | GWh | % |
|---|---|---|
| Captive Market | 9,824 | 38.1% |
| Concessionaires[2] | 43 | 0.2% |
| Electricity sales to distributor CCEE[3] | 77 | 0.3% |
| Assignment MCSD EN[4] | 349 | 1.4% |
| CCEE (MVE) | 205 | 0.8% |
| Free Customers | 4,600 | 17.8% |
| Energy Supplied | 9,420 | 36.5% |
| Losses and differences | 1,262 | 4.9% |

**Energy Supplied:**

| | |
|---|---|
| Bilateral Agreements | 5,792 |
| CCEAR | 1,752 |
| CER | 229 |
| CCEE (MVE) | 547 |
| CCEE(MCP) | 875 |
| MRE | - |

**Losses and differences:**

| | |
|---|---|
| Basic Network Losses | 290 |
| Distribution Losses | 887 |
| CG Contracts | 85 |

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

**Energy sale -** The following table shows Copel's total energy sales in the period, split between Copel Distribuição, Copel Geração e Transmissão, Copel Energia and wind farms:

| Segment | | | GWh |
|---|---|---|---|
| | jan - jun 2021 | jan - jun 2020 | Variation |
| **Copel Distribuição** | | | |
| **Captive Market** | **9,824** | **9,734** | **0.9%** |
| Residential | 4,081 | 3,914 | 4.3% |
| Industrial | 1,144 | 1,145 | -0.1% |
| Commercial | 2,101 | 2,171 | -3.2% |
| Rural | 1,318 | 1,292 | 2.0% |
| Other | 1,180 | 1,212 | -2.6% |
| **Concessionaries and Licensees** | **43** | 39 | **10.3%** |
| **CCEE (Cessões MCSD EN)** | **349** | **342** | **2.0%** |
| **CCEE (MVE)** | **206** | **218** | **-5.5%** |
| **CCEE (MCP) (a)** | **728** | **970** | **-24.9%** |
| **Total Copel Distribuição** | **11,150** | **11,303** | **-1.4%** |
| **Copel Geração e Transmissão** | | | |
| CCEAR (Copel Distribuição) | 61 | 60 | 1.7% |
| CCEAR (other concessionaries) | 1,113 | 1,103 | 0.9% |
| Free Customers | 631 | 1,611 | -60.8% |
| Bilateral Agreements (Copel Distribuição) | 6,349 | 3,309 | 91.9% |
| Bilateral Agreements[1] | 348 | 1,404 | -75.2% |
| CCEE (MCP)[2] | - | 640 | -100.0% |
| **Total Copel Geração e Transmissão** | **8,502** | **8,127** | **4.6%** |
| **Wind Farms Complex** | | | |
| CCEAR (Copel DIS) | 15 | 15 | 0.0% |
| CCEAR (other concessionaries) | 639 | 643 | -0.6% |
| CER (c) | 454 | 456 | -0.4% |
| CCEE (MCP)[2] | - | - | - |
| **Total Wind Farms Complex** | **1,108** | **1,114** | **-0.5%** |
| **Copel Comercialização** | | | |
| Free Customers | 3,969 | 2,150 | 84.6% |
| Bilateral Agreements (Copel) | 1,310 | - | - |
| Bilateral Agreements[1] | 5,521 | 3,284 | 68.1% |
| CCEE (MCP)[2] | 36 | 103 | -65.0% |
| **Total Copel Comercialização** | **10,836** | **5,537** | **95.7%** |
| **Total** | **31,596** | **26,081** | **21.1%** |

**Note:** Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts

[1] Includes Short Term Sales Agreements.
[2] Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

**Wire market of Copel Distribuição (TUSD)** Copel Distribuição's wire market, comprising the captive market, supplying concessionaires and permissionaires within the State of Paraná and the total number of free consumers in its concession area, presented 7.1% growth in energy consumption in the first 6 months of 2021.

This result is mainly due to the 18.9% growth in free market consumption, as a result of both the 33% growth in free consumers and the resumption of the good performance of Paraná's industrial production, which increased 54.1% in April and 23.7% in the month of May, with the sectors that most contributed to the increase in energy consumption were the manufacture of food products and the manufacture of wood products.

**Mercado cativo da Copel Distribuição** - The sale of energy to the captive market of Copel Distribuição totaled 9,824 GWh in the first 6 months of 2021, increase of 0,9% in relation to the same period of 2020. The consumption by class of consumers is as follows:

- The residential class consumed 4,081 GWh in the first 6 months of 2021, a growth of 4.3% compared to the same period in 2020, reflecting the increase in average monthly consumption to 165 kWh/month, mainly influenced by the increase of 3.3% of the number of consumers. At the end of June 2021, the residential class represented 41.5% of consumption in the captive market, with 3,995,886 consumers.

- The industrial class consumed 1,144GWh in the first 6 months of 2021, a reduction of 0.1% in relation to the same period of the previous year, mainly due to the reduction in the level of economic activity after the beginning of the restriction measures by Covid-19 an the migration of clients to the free energy market, partially offset by the gradual resumption of economic activities in this last quarter, with emphasis on the manufacturing of metal products (except machinery and equipment) and manufacturing of rubber and plastic products, which increased by 31.2% and 11.0% respectively. At the end of June 2021, the industrial class represented 11.6% of the consumption of the captive market, with 71,016 consumers.

- The commercial class consumed 2,101GWh in the first 6 months of 2021, a reduction of 3.2% in relation to the same period of the previous year, reflecting the reduction in the level of economic activity after the beginning of Covid-19, partially offset by the gradual resumption of activities in the last quarter, mainly retail trade (+6.6%) and foodstuffs (11.3%). At the end of June 2021, this class represented 21.4% of consumption in the captive market, with 416,889 consumers.

- The rural class consumed 1,318 GWh in the first 6 months of 2021, increase of 2.0% in relation to the same period of the previous year due to the 6.2% increase in average consumption. At the end of June 2020, the class represented 13.4% of Copel's captive market consumption with 345,768 consumers.

- The other classes (public authorities, public lighting, public services and own consumption) totaled 1,180 GWh in the first 6 months of 2021, a decrease of 2.6% in relation to the same period of the previous year, mainly due to , the reduction in the "public powers" class, which was also motivated by the effects of the Covid-19 pandemic. Together, these classes represented 12.0% of consumption in the captive market, with 60,334 consumers.

**Number of consumers -** The number of final consumers (captives of Copel Distribuição and free consumers served by Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in June 2021 was 4,892,028 representing a growth of 2,9% over the same month of 2020.

| Segment | jun 2021 | jun 2020 | Variation |
|---|---|---|---|
| Residential | 3,995,886 | 3,868,967 | 3.3% |
| Industrial | 71,016 | 71,209 | -0.3% |
| Commercial | 416,889 | 405,506 | 2.8% |
| Rural | 345,768 | 348,758 | -0.9% |
| Others | 60,334 | 59,212 | 1.9% |
| **Total Captive Market** | **4,889,893** | **4,753,652** | **2.9%** |
| Grid Supply (a) | 7 | 7 | 0.0% |
| Free Customers (b) | 2,128 | 1,600 | 33.0% |
| **Total geral** | **4,892,028** | **4,755,259** | **2.9%** |

(a) Total grid supply in the captive market (concessionaires and licensees) and free.
(b) All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

## 3 Management

### Headcount

| Employees | jun 2021 | jun 2020 |
|---|---|---|
| **Copel and subsidiaries** | | |
| Copel | 148 | 104 |
| Copel Geração e Transmissão | 1,523 | 1,605 |
| Copel Distribuição | 4,586 | 4,927 |
| Copel Telecomunicações | - | 377 |
| Copel Comercialização | 42 | 42 |
| Copel Renováveis | 294 | - |
| | **6,593** | **7,055** |
| **Subsidiaries with non-controlling interests** | | |
| Compagás | 140 | 149 |
| Elejor | 7 | 7 |
| UEG Araucária | 15 | 15 |
| | **162** | **171** |

## 4 Market Relations

On [B]3, common registered common shares ON (CPLE3) were present in 100% of the trading sessions, closing the period quoted at R$5.55 with a negative variation of 20.71%; Class B PNB registered preferred shares (CPLE6) were present in 100% of the trading sessions, closing the period quoted at R$5.93 with a negative variation of 20.87%. In the same period, the IBOVESPA had a positive variation of 6.54%. The UNITs (CPLE11) began trading on April 26, 2021 and, since then, they have been present in 100% of the trading sessions, closing the period quoted at R$29.15 with a negative variation of 8.01%.

On the New York Stock Exchange (NYSE), until April 27, 2021, ON shares were traded at "Level 1" in the form of ADR's, under the code ELPVY, were present in 41% of the trading sessions, closing that period quoted. at US$ 1.30 with a negative variation of 6.47%; PNB shares were traded at "Level 3" in the form of ADS's, under the ticker ELP, and were present in 100% of the trading sessions, closing that period quoted at US$ 1.13 with a negative variation of 20.98%. The UNITs (ELP) began trading on April 28, 2021 and, since then, they have been present in 100% of the sessions, closing the period quoted at US$ 5.77 with a positive variation of 1.14%. The DOW JONES index had a positive variation of 12.73% in the period.

On the LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, PNB shares are traded under the code XCOP, they were present in 35% of the trading sessions, closing the period quoted at €1.02, with positive variation of 7.37%. In the same period, the LATIBEX index had a positive variation of 21.47%. As of April 26, 2021, ON shares were launched in that market, under the code XCOPO, however without trading. On the same date, UNITs were launched, under the code XCOPU, which since then have been present in 4% of trading sessions, closing the period quoted at €4.46, with a negative variation of 2.19%.

The following table summarizes the behavior of Copel's shares in the first 6 months of 2021:

| | ON | | PNB | | UNIT * | |
|---|---|---|---|---|---|---|
| Stock Performance (Jan - Jun 2021) | Total | Daily average | Total | Daily average | Total | Daily average |
| B3 | | | | | | |
| Number of Trades | 419,515 | 3,439 | 1,809,273 | 14,830 | 114,648 | 2,439 |
| Volume Traded | 258,330,500 | 2,117,463 | 1,468,109,100 | 12,033,681 | 33,708,700 | 717,206 |
| Trading Value (R$ thousand) | 1,570,481 | 12,873 | 9,470,982 | 77,631 | 1,007,983 | 21,446 |
| Presence in Trading Sessions | 122 | 100% | 122 | 100% | 47 | 100% |
| Nyse | | | | | | |
| Volume Traded | 131,789 | 4,118 | 925,161,237 | 11,710,902 | 40,228,975 | 893,977 |
| Trading Value (US$ thousand) | 160 | 5 | 1,095,054 | 13,861 | 229,600 | 5,102 |
| Presence in Trading Sessions | 32 | 0 | 79 | 1 | 45 | 1 |
| Latibex | | | | | | |
| Volume Traded | 0 | 0 | 185,686 | 4,126 | 489 | 11 |
| Trading Value (€ thousand) | 0 | 0 | 190 | 4 | 2 | 0 |
| Presence in Trading Sessions | 0 | 0% | 45 | 35% | 2 | 4% |

(*) Trading session from 04/26/2021

# 5 Tariffs

### Power distribution tariffs

| Retail distribution average rate (a) - R$/MWh | jun 2021 | jun 2020 | Variation |
|---|---|---|---|
| Industrial | 496.67 | 486.36 | 2.1% |
| Residential | 485.60 | 487.71 | -0.4% |
| Commercial | 576.93 | 569.98 | 1.2% |
| Rural | 493.41 | 466.69 | 5.7% |
| Other | 353.98 | 350.96 | 0.9% |
| **Retail supply average tariff (R$/MWh)** | **535.83** | **525.96** | **1.9%** |
| **Demand average tariff (R$/kW)** | **26.43** | **23.29** | **13.5%** |

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

### Power purchase tariffs

| Tariff Supply* - R$/MWh | jun 2021 | jun 2020 | Variation |
|---|---|---|---|
| Itaipu (a) | 337.00 | 375.56 | -10.3% |
| Auction 2010 - H30 | 244.70 | 236.72 | 3.4% |
| Auction 2010 - T15 (b) | 310.90 | 156.00 | 99.3% |
| Auction 2011 - H30 | 252.30 | 244.17 | 3.3% |
| Auction 2011 - T15 (b) | 503.40 | 200.50 | 151.1% |
| Auction 2012 - T15 (b) | 467.70 | 165.67 | 182.3% |
| Auction 2016 - T20 (b) | 186.80 | 169.32 | 10.3% |
| Angra | 233.40 | 282.36 | -17.3% |
| CCGF (c) | 115.80 | 109.46 | 5.8% |
| Santo Antonio | 156.60 | 151.50 | 3.4% |
| Jirau | 137.70 | 133.30 | 3.3% |
| Other auctions (d) | 280.50 | 188.73 | 48.6% |
| **Tariff Average Supply** | **241.90** | **208.10** | **16.2%** |

(a) Furnas transport charge not included.
(b) Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.
(c) Contract of physical guarantee quotas of the HPP that had their concessions extended under the terms of Law 12.783/13.
(d) Products average price. Proinfa not included.

* The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel, approved on March 28, 2016.

### Power supply tariffs

| Tariff Weighted Average Supply (a) - R$/MWh | jun 2021 | jun 2020 | Variation |
|---|---|---|---|
| Auction - CCEAR 2011-2040 | 239.13 | 229.73 | 4.1% |
| Auction - CCEAR 2013-2042 | 258.31 | 248.29 | 4.0% |
| Auction - CCEAR 2015 - 2044 | 184.04 | 175.79 | 4.7% |
| Auction - CCEAR 2018 - 2048 | 190.73 | 182.90 | 4.3% |
| Concession holders in the State of Paraná | 221.69 | 214.51 | 3.3% |

(a) With PIS/COFINS. Net of ICMS.

# 6 Economic and financial results

### Revenues (Note 32)

Until June 2021, net operating revenues were R$10,412,812, 20,4% higher than the R$8,648,259, recorded in the same period in 2020.

This variation was mainly due to the following facts:

a) increase of 52.% in the revenue from electricity sales to distributors, mainly due to the UEGA dispatch that generated 1,194 GWh due to hydric restrictions, a quantity three times greater than the generation of 352 GWh in relation to the first half of 2020, which, added to the other businesses, totals an increase of 11.2% in the total volume of energy sold by regulated, bilateral and settled contracts in the CCEE, as well as by the reflection of the higher average PLD of R$202.52 in the first half of 2021, 17% higher than the average PLD of R$ 173.10 for the same period of the previous year;

b) increase of 21.9% in the revenue from use of the main distribution and transmission grid, essentially due to the result of the remuneration on the power transmission contracts, superior in relation to the same period of the previous year, due to the increase of contractual indexes (IGPM and IPCA) applied to the assets balance, which was also added with new works. In addition, there was an increase in the remuneration of transmission contracts as a result of the tariff review/adjustment that took place in June 2020, as well as the increase in DIS due to the resumption of growth in the wire market, which increased by 7.2% in the semester, with 11.8% in June 2021;

c) increase of 52.0% in construction revenue, mainly due to higher investments in the power distribution segment;

d) 20.9% increase in piped gas distribution revenues due to increased consumption and dispatch from the thermoelectric plant;

e) positive sectorial financial assets and liabilities result in the amount of R$789,288, compared to the result of R$21,723 in the first semester of 2020, due to the higher costs mainly arising from the purchase of energy and charges for using the network higher than those considered in the calculation of the electricity tariff.

**Operating Costs and Expenses (Note 33)**

Total operating costs and expenses reached R$8,259,849 in the first semester of 2021, 30.1% lower than the R$6,351,016 recorded in the same period in 2020. The main highlights were:

a) increase of 23.5% in Electricity purchased for resale mainly due the higher volume of energy sold in the period;

b) increase of 101% in Charge of the main distribution and transmission grid, mainly due to the higher value of ESS and charges paid in the distribution operation for thermal dispatch outside the order of merit that increased the system charges;

c) increase of 2.6% Personnel and administrators expenses, mainly due to the increase in provision for performance and profit sharing, partially offset in the workforce and reduction policy of costs;

d) increase of 395.1% in Materials and supplies for power electricity, to face the dispatch of the thermal plant (UEGA);

e) increase of 19.5% in third-party services, mainly in electricity system maintenance costs arising from actions to reduce interruptions to consumers (DEC/FEC) and the higher O&M with full entry of Cutia;

f) reduction of 102.8% in Credit losses, provisions and reversals due to the reversal of impairment, with the most significant adjustment occurring in UEGA, with reversal of the entire impairment constituted in previous periods, as a result of the unfavorable hydrological conditions of the period, associated with the ONS operating policy for guaranteeing energy supply. In the same period of 2020, there was a provision for impairment due to the initial consequences of the pandemic;

g) increase of 3.1% in construction costs, mainly due to investments in the power distribution segment;

h) 0.7% reduction in other operating costs and expenses due to the lower amount of losses on decommissioning and disposal of assets, offset by the higher amount of financial compensation for the use of water resources.

**Equity in earnings of investees**

The equity in earnings of investees result was 458.2% higher compared to the first half of 2020, mainly due to the positive result of the equity pickup in the joint ventures of electric power transmission, mainly due to the higher monetary restatement on contract assets, for the completion of works and for the lower provision of arbitration litigation with EPCista.

**Financial Results (Note 34)**

The reduction of R$844,363 in the financial results, corresponds to 101.1% compared to the same period in 2020 mainly due to the recognition of the financial update on PIS/COFINS credit in the non-recurring DIS in 2021, with the main highlights being the increase in interest and monetary restatement on the CRC transfer due to the higher IGP-DI, the growth of gains with additions moratoriums on invoices the decrease in exchange variation on energy purchases from Itaipu, positive results that were offset by the negative result of increase in monetary variation on the balance of accounts payable linked to the concession.

**Net income**

Net income for the period was R$1,799,832, a reduction of 14.5% over the same period last year, which was R$2,105,856, mainly due to the recognition of financial update on PIS/COFINS credit in non-recurring DIS in 2021.

**EBITDA**

The EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

| Consolidated | 06.30.2021 | 06.30.2020 | Variation | 12.31.2020 |
|---|---|---|---|---|
| **Ebitda Calculation** | | | | |
| Net income from continuing operations | 1,716,236 | 2,077,854 | -17.40% | 3,834,172 |
| Deferred IRPJ and CSLL | 228,205 | 67,519 | 237.99% | 24,896 |
| Provision for IRPJ and CSLL | 351,616 | 1,000,235 | -64.85% | 1,260,469 |
| Financial expenses (income), net | 9,711 | (820,988) | -101.18% | (866,271) |
| **Ebit** | **2,305,768** | **2,324,620** | **-0.81%** | **4,253,266** |
| Depreciation and amortization | 511,491 | 494,914 | 3.35% | 1,009,913 |
| **Ebitda** | **2,817,259** | **2,819,534** | **-0.08%** | **5,263,179** |
| Attributed to controlling shareholders | 2,694,761 | 2,800,864 | -3.79% | 5,166,938 |
| Attributed to non-controlling interest | 122,498 | 18,670 | 556.12% | 96,241 |
| | | | | |
| **Ebitda Margin Calculation** | | | | |
| Ebitda | 2,817,259 | 2,819,534 | -0.08% | 5,263,179 |
| Net operating revenues - ROL | 10,412,812 | 8,821,265 | 18.04% | 18,989,091 |
| **Ebitda Margin% (Ebitda ÷ ROL)** | **27.1%** | **32.0%** | **-15.3%** | **27.7%** |

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

| | |
|---|---|
| **BOARD OF DIRECTORS** | |
| Chairman | MARCEL MARTINS MALCZEWSKI |
| Members | DANIEL PIMENTEL SLAVIERO |
| | MARCO ANTÔNIO BARBOSA CÂNDIDO |
| | CARLOS BIEDERMANN |
| | GUSTAVO BONINI GUEDES |
| | FAUSTO AUGUSTO DE SOUZA |
| | ANDRIEI JOSÉ BEBER |
| | LEILA ABRAHAM LORIA |
| | MARCO ANTONIO BOLOGNA |
| **STATUTORY AUDIT COMMITTEE** | |
| Chairman | MARCO ANTÔNIO BARBOSA CÂNDIDO |
| Members | CARLOS BIEDERMANN |
| | LUIZ CLAUDIO MAIA VIEIRA |
| **SUPERVISORY BOARD** | |
| Chairman | DEMETRIUS NICHELE MACEI |
| Sitting Members | HARRY FRANÇÓIA JÚNIOR |
| | JOSÉ PAULO DA SILVA FILHO |
| | EDUARDO BADYR DONNI |
| | RAPHAEL MANHÃES MARTINS |
| Deputy Members | JOÃO LUIZ GIONA JUNIOR |
| | OTAMIR CESAR MARTINS |
| | VERÔNICA PEIXOTO COELHO |
| | ESTEVÃO DE ALMEIDA ACCIOLY |
| | CRISTIANE DO AMARAL MENDONÇA |
| **EXECUTIVE BOARD** | |
| Chief Executive Officer | DANIEL PIMENTEL SLAVIERO |
| Chief Business Management Officer | ANA LETÍCIA FELLER |
| Chief Financial and Investor Relations Officer | ADRIANO RUDEK DE MOURA |
| Chief Business Development Officer | CASSIO SANTANA DA SILVA |
| Chief Legal and Institutional Relations Officer | EDUARDO VIEIRA DE SOUZA BARBOSA |
| Chief Governance, Risk and Compliance Officer | VICENTE LOIÁCONO NETO |
| Assistant Officer | DAVID CAMPOS |
| **ACCOUNTANT** | |
| CRC-PR-043819/O-0 | RONALDO BOSCO SOARES |
| **Information about this report:** | |
| Investor relations: | Phone: +55 (41) 3222-2027 |
| | ri@copel.com |

**SUPERVISORY BOARD'S OPINION**
**ON INTERIM FINANCIAL INFORMATION RELATING TO THE SECOND QUARTER OF 2021**

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, reviewed the Interim Financial Information for the second quarter of 2021 approved by the Company's Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and independent auditors. Based on the work performed over the quarter, the analyzes performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors, also considering the "Report on Review of Interim Financial Information for the three and six month period ended June 30, 2021", of the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued without qualifications, the members of the Supervisory Board record that they were not aware of any fact or evidence that are not reflected in the Interim Financial Information for the quarter ended June 30, 2021 and conclude that such statements may be disclosed.

Curitiba, August 11, 2021

**DEMETRIUS NICHELE MACEI**
President

**EDUARDO BADYR DONNI**

**HARRY FRANÇÓIA JÚNIOR**

**JOSÉ PAULO DA SILVA FILHO**

**RAPHAEL MANHÃES MARTINS**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

# STATEMENT

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio no. 800 - PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions of CVM Instruction 480/2009, state that:

**(i)** we have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel, referring to period ended in June 30, 2021; and

**(ii)** We have reviewed and discussed and agree with the interim financial information of Copel, as of June 30, 2021.

In witness whereof, we sign this document.

Curitiba, August 11, 2021

Daniel Pimentel Slaviero
Diretor Presidente

Ana Letícia Feller
Diretora de Gestão Empresarial

Adriano Rudek de Moura
Diretor de Finanças e de Relações com Investidores

Cassio Santana da Silva
Diretor de Desenvolvimento de Negócios

Eduardo Vieira de Souza Barbosa
Diretor Jurídico e Regulatório

Vicente Loiácono Neto
Diretor de Governança, Risco e Compliance